Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS
PART C— OTHER INFORMATION

As filed with the Securities and Exchange Commission on March 2, 2015

Securities Act File No. 333-195237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2
to

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

[FS ENERGY AND POWER FUND II—A]
(Exact name of registrant as specified in the declaration of trust)

201 Rouse Boulevard
Philadelphia, PA 19112
(215) 495-1150
(Address and telephone number, including area code, of principal executive offices)

Michael C. Forman
[FS Energy and Power Fund II—A]
201 Rouse Boulevard
Philadelphia, PA 19112
(Name and address of agent for service)

COPIES TO:

James A. Lebovitz David J. Harris Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000 Fax: (215) 994-2222	Rosemarie A. Thurston Martin H. Dozier Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447

        Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

        If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box. ☒

        It is proposed that this filing will become effective (check appropriate box): ☐ when declared effective pursuant to section 8(a).

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 2, 2015

PRELIMINARY PROSPECTUS

Maximum Offering of 300,000,000 Common Shares

[FS ENERGY AND POWER FUND II—A]

            We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. Our investment objectives are to generate current income and long-term capital appreciation. We intend to meet these objectives by investing substantially all of our assets in [FS Energy and Power Fund II], or the Fund, a separate externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act with the same investment objectives and strategy as us. The Fund intends to invest primarily in income-oriented securities of private energy-related companies.

            We intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended, or the Code. We qualify as an "emerging growth company" under applicable Securities and Exchange Commission, or SEC, rules. See "Prospectus Summary—Emerging Growth Company Status." The Fund's investments and activities are managed by FSEP II Advisor, LLC, or FSEP II Advisor, a private investment firm that is registered as an investment adviser with the SEC and is an affiliate of ours. FSEP II Advisor has engaged GSO Capital Partners LP, or GSO, to act as the Fund's investment sub-adviser.

            Through our affiliate, FS2 Capital Partners, LLC, or the dealer manager, we are offering on a continuous basis up to 300,000,000 of our common shares of beneficial interest, or common shares, in this offering at an initial offering price of $10.55 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price for ten consecutive business days, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who tender subscriptions for our common shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of common shares and, as a result, may receive fractional common shares. The minimum permitted purchase is $5,000 of our common shares. We will not sell any shares unless the minimum offering requirement (described below) is satisfied. Pending satisfaction of this condition, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If the minimum offering requirement is not satisfied, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. In addition, we intend to conduct a private placement of our common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon achievement of the minimum offering requirement, the Fund will have received total net proceeds of at least $2.5 million, plus the proceeds received in the private placement.

            An investment in our common shares is subject to the following risks:

  •
  This is our initial public offering.
  •
  An investment in our common shares is not suitable for you if you might need access to the money you invest in the foreseeable future.
  •
  You may not have access to the money you invest for an indefinite period of time.
  •
  You should not expect to be able to sell your common shares regardless of how we perform.
  •
  If you are unable to sell your common shares before we complete a liquidity event, you will be unable to reduce your exposure on any market downturn.
  •
  We do not intend to list our common shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common shares to develop.
  •
  If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.
  •
  We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect as of the date of repurchase and may be subject to an early redemption fee. See "Share Repurchase Program."
  •
  Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.
  •
  Distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees payable by the Fund, that will be subject to repayment to our affiliates, including Franklin Square Holdings, L.P., or Franklin Square Holdings. Significant portions of these distributions may not be based on investment performance and such waivers and reimbursements may not continue in the future. If our affiliates do not agree to reimburse certain of our or the Fund's expenses, including through the waiver of advisory fees payable by the Fund, significant portions of these distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to our affiliates will reduce the future distributions to which you would otherwise be entitled.
  •
  The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.
  •
  We have not identified any specific investments that we will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate our future investments prior to purchasing our common shares. As a result, our offering may be considered a "blind pool" offering.

            Investing in our common shares may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See "Risk Factors" beginning on page 35 to read about the risks you should consider before buying our common shares, including the risk of leverage.

            This prospectus contains important information about us and the Fund that a prospective investor should know before investing in our common shares. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.franklinsquare.com. In addition, the contact information provided above may be used by you to make shareholder inquiries. The SEC also maintains a website at www.sec.gov that contains such information.

            Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. We have not been in the business described in this prospectus for at least three years. Except as specifically required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common shares is not permitted.

	Per Share	Total Maximum
Price to Public(1)	$10.55	$3,165,000,000
Sales Load(2)	$0.55	$165,000,000
Net Proceeds (Before Expenses)(3)	$10.00	$3,000,000,000

(1)
Assumes all common shares are sold at the initial offering price of $10.55 per share.
(2)
"Sales Load" includes upfront selling commissions of 5.2%. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker Dealers."
(3)
In addition to the sales load, we estimate that we will incur approximately $15.8 million of expenses in connection with this offering if the maximum number of common shares is sold.

            Because you will pay an upfront sales load of up to 5.2% and offering expenses of up to 0.75%, if you invest $100 in our common shares and pay the full upfront sales load, at least $94.05 but less than $94.80 of your investment will actually be used by us for investment in the Fund. As a result, based on the initial public offering price of $10.55, you would have to experience a total return on your investment of between 5.5% and 6.3% in order to recover these expenses. See "Estimated Use of Proceeds" on page 64.

The date of this prospectus is [                        ], 2015.

FS2 Capital Partners, LLC

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the SEC using a continuous offering process. Periodically, as we have material developments in our business, we will provide a prospectus supplement or file an amendment to the registration statement to the extent required by applicable law that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our common shares, including, to the extent permitted under the rules and regulations of the SEC, by filing a supplement to this prospectus with the SEC if our net asset value declines more than 10% from our net asset value as of the effective date of the registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any amendment to our registration statement until the registration statement, as amended, is declared effective.

        Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under "Available Information." In this prospectus, we use the term "day" to refer to a calendar day, and we use the term "business day" to refer to any day other than Saturday, Sunday, a legal holiday, a day on which banks in New York City are authorized or required to close or any day that the New York Stock Exchange is closed for trading.

        You should rely only on the information contained in this prospectus. Neither we nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common shares. If there is a material change in our affairs, we will amend or supplement this prospectus only as required by law.

MASTER/FEEDER STRUCTURE

        We will serve as a feeder fund in what is commonly referred to as a "master/feeder" structure, which means that we will invest substantially all of the net proceeds raised from the sale of our common shares in the Fund, a separate externally managed, non-diversified, closed-end management investment company with the same investment objectives and strategy as our investment objectives and strategy. In addition to us, additional feeder funds that will invest substantially all of their capital in the Fund may exist or be created over time. Our board of trustees has overall responsibility for overseeing our management and operations. The same trustees also serve on the Fund's board of trustees, or the Fund Board, where they have the overall responsibility for overseeing the Fund's management and operations.

SUITABILITY STANDARDS

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective

i

shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether such potential investors meet our suitability standards.

        In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards:

        Idaho—In addition to the suitability standards noted above, investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor's total investment in [FS Energy and Power Fund II—A] shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)

        Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her investment in [FS Energy and Power Fund II—A] and other non-traded business development companies to no more than 10% of his or her net worth.

        Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in [FS Energy and Power Fund II—A] and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

        Kentucky—In addition to the suitability standards set forth above, Kentucky investors must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in [FS Energy and Power Fund II—A].

        Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor's aggregate investment in [FS Energy and Power Fund II—A] and similar non-traded business development companies not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

        Massachusetts—In addition to the suitability standards above, Massachusetts investors should not invest, in the aggregate, more than 10% of their liquid net worth in [FS Energy and Power Fund II—A]'s shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor's net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        New Mexico—In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in [FS Energy and Power Fund II—A] and other non-traded business development companies to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash and cash equivalents and readily marketable securities.

ii

        North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth of at least ten times their investment in [FS Energy and Power Fund II—A].

        Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of [FS Energy and Power Fund II—A]'s common shares, in its affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in this offering of [FS Energy and Power Fund II—A] to no more than 10% of his or her net worth.

        Tennessee—In addition to the suitability standards above, Tennessee residents' investments in [FS Energy and Power Fund II—A] must not exceed 10% of their liquid net worth (exclusive of home, home furnishings and automobiles).

        For additional information on the suitability standards that investors must meet in order to purchase our common shares in this offering, see "Suitability Standards."

iii

PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled "Risk Factors," before making a decision to invest in our common shares.

        Unless otherwise noted, the terms "we," "us," "our," and the "Company" refer to [FS Energy and Power Fund II—A] and the term "Fund" refers to [FS Energy and Power Fund II]. In addition, the term "FSEP II Advisor" refers to FSEP II Advisor, LLC, the term "GSO" refers to GSO Capital Partners LP, the term "GDFM" refers to GSO / Blackstone Debt Funds Management LLC, a subsidiary of GSO, and the term "Blackstone" refers to The Blackstone Group L.P.

[FS Energy and Power Fund II—A]

        We are a newly organized, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we are required to comply with certain regulatory requirements. See "Regulation." In addition, we intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Code.

        We will pursue our investment objectives by investing substantially all of the net proceeds from this offering in common shares of beneficial interest of the Fund, or Fund Shares. The Fund will elect to be regulated as a BDC under the 1940 Act and will also be required to comply with certain regulatory requirements. In addition, the Fund intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a RIC under subchapter M of the Code.

        The Fund will make the investments described in this prospectus with the proceeds it receives from the sale of Fund Shares to us and any other feeder funds. The Fund currently intends to limit the number of Fund Shares it sells to 300,000,000 Fund Shares in the aggregate, not including any Fund Shares issued (i) pursuant to the Fund's distribution reinvestment plan and (ii) in connection with the private placement described below. We refer to this limitation as the Fund Maximum Offering Amount.

        The Fund is managed by FSEP II Advisor, a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, which oversees the management of the Fund's operations and is responsible for making investment decisions with respect to the Fund's portfolio. FSEP II Advisor has engaged GSO to act as the Fund's investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO, a registered investment adviser under the Advisers Act, oversaw approximately $72.9 billion in assets under management as of December 31, 2014. GSO is the credit platform of Blackstone.

        The Fund's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of energy and power, or Energy, companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. The Fund considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing. The Fund intends to concentrate its investments on debt securities in Energy companies that it believes have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for its investments. The Fund may also make select equity investments in certain Energy companies meeting the investment objectives of current income generation and long-term capital appreciation. The Fund's primary areas of focus will be the upstream, midstream, power, and service and equipment sub-sectors of the Energy industry; however, the Fund broadly defines the "Energy Investment Universe" as follows:

  •
  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

  •
  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

  •
  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

  •
  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets; and

  •
  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy.

        The Fund's investment objectives are to generate current income and long-term capital appreciation. The Fund will seek to meet these investment objectives by:

  •
  utilizing the experience and expertise of FSEP II Advisor and GSO in sourcing, evaluating and structuring transactions;

  •
  employing a conservative investment approach focused on current income and long-term investment performance;

  •
  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

  •
  making select equity investments in certain Energy companies that have strong growth potential;

  •
  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

  •
  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within the Fund's portfolio.

        The Fund anticipates that its portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. The Fund intends to weight its portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, the Fund expects to invest in primary market transactions and directly originated investments, as this will provide the Fund with the ability to tailor investments to best match a project's or company's needs with its investment objectives. The Fund's portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that the Fund believes will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in master limited partnerships, or MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly-traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate Midstream and Upstream Energy companies. In connection with certain of the Fund's debt investments, the Fund may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of the Fund's portfolio may be comprised of minority interests in the form of common or preferred equity or other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or the cash value of common stock, in its target companies. The Fund expects that the size of its individual investments will generally range between $5 million and $75 million each, although investments may vary as the size of the Fund's capital base changes and will ultimately be at the discretion of FSEP II Advisor, subject to oversight by the Fund Board. Prior to raising sufficient capital, the Fund may make smaller investments due to liquidity constraints.

        As a BDC, the Fund will be subject to certain regulatory restrictions in making its investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSEP II Advisor, including FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and any future BDCs that are advised by FSEP II Advisor or its affiliated investment advisers, or, collectively, the Fund's co-investment affiliates. This relief may not only enhance the Fund's ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Fund, in part by allowing the Fund to participate in larger investments, together with its co-investment affiliates, than would be available to the Fund if such relief had not been obtained. Because the Fund does not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

        To seek to enhance its returns, the Fund intends to employ leverage as market conditions permit and at the discretion of FSEP II Advisor, but in no event will leverage employed exceed 50% of the value of the Fund's assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which the Fund intends to invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which will exceed our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied. Each repurchase offer will generally be conducted in parallel with the corresponding repurchase offer made by the Fund with respect to Fund Shares. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at the net offering price in effect as of the date of repurchase and may be subject to an early redemption fee. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We and the Fund intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we and the Fund complete a liquidity event. We will view our offering stage as completed as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If the Fund determines to pursue a listing of Fund Shares on a national securities exchange (followed by a distribution of Fund Shares held by us to our shareholders), shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell at a time when Fund Shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our or the Fund's net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. There can be no assurance that we or the Fund will be able to complete a liquidity event.

Capital Contribution by FSEP II Advisor and GSO

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000, which was used in its entirety to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains the Fund's investment adviser.

        In addition, we intend to conduct a private placement of up to 10,000,000 common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received total net proceeds of at least $2.5 million, plus the proceeds received in the private placement.

About FSEP II Advisor

        FSEP II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment funds designed for the individual investor. FSEP II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations team of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, respectively. FS Global Advisor, LLC is a registered investment adviser that manages Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See "Risk Factors—Risks Related to FSEP II Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        In addition to managing the Fund's investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities through affiliated investment advisers:

Name	Entity	Investment Focus	Gross Assets(1)
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$3,450,406,000
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,570,655,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,501,423,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$595,301,000
FS Global Credit Opportunities Fund(2)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$503,932,000

(1)
As of September 30, 2014.

(2)
Two funds affiliated with FS Global Credit Opportunities Fund, FS Global Credit Opportunities Fund—A and FS Global Credit Opportunities Fund—D, or together, the FSGCOF Offered Funds, which have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund.

        Our chairman, president and chief executive officer, Michael C. Forman, has led FSEP II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSEP II Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC, FS Global Credit Opportunities Fund and the FSGCOF Offered Funds. Mr. Forman also currently serves as chairman and chief executive officer of FS Investment Corporation.

        FSEP II Advisor's senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. See "Investment Objectives and Strategy—About FSEP II Advisor." We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSEP II Advisor's management team, will allow FSEP II Advisor to successfully execute the Fund's investment strategy. See "Management" for biographical information regarding FSEP II Advisor's senior management team.

        We seek to achieve our investment objectives by investing substantially all of our assets in the Fund. All investment decisions will be made at the Fund level; therefore, the investment personnel for the Fund are responsible for our investment results. All investment decisions require the unanimous approval of FSEP II Advisor's investment committee, which is currently comprised of Mr. Forman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. The Fund Board, including a majority of its independent trustees, oversees and monitors the Fund's investment performance and, beginning with the second anniversary of the date that the minimum offering requirement is satisfied, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable by the Fund under such agreements are reasonable in light of the services provided. See "Investment Advisory and Administrative Services Agreement" for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GSO

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSEP II Advisor believes will aid it in achieving the Fund's investment objectives. FSEP II Advisor has engaged GSO to act as the Fund's investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and will make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO also serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund. In addition, GSO's subsidiary, GDFM, serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of December 31, 2014, GSO and its affiliates, excluding Blackstone, managed approximately $72.9 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2013, funds managed by GSO have invested over $14 billion in Energy companies. As sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes. See "Investment Objectives and Strategy—About GSO."

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $290.4 billion as of December 31, 2014. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly-traded closed-end mutual funds. Blackstone is a publicly traded limited partnership that has common units which trade on the New York Stock Exchange, LLC under the ticker symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov. Information contained on Blackstone's website and in Blackstone's filings with the SEC are not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.

Risk Factors

        An investment in our common shares involves a high degree of risk and may be considered speculative. Because we will invest substantially all of our assets in the Fund, an investment in us carries all of the risks of an investment in the Fund. For a more complete discussion of the risks of investing in the Fund, see "Risks Related to the Fund's Investments" You should carefully consider the information found in "Risk Factors" before deciding to invest in our common shares. The following are some of the risks an investment in us involves:

  •
  This is our initial public offering.

  •
  An investment in our common shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

  •
  You may not have access to the money you invest for an indefinite period of time.

  •
  You should not expect to be able to sell your common shares regardless of how we perform.

  •
  If you are unable to sell your common shares, you will be unable to reduce your exposure on any market downturn.

  •
  We do not intend to list our common shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the common shares to develop.

  •
  If you are able to sell your common shares before we complete a liquidity event, it is likely that you will receive less than you paid for them.

  •
  We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase. In addition, any such repurchases will be at the net offering price in effect as of the date of repurchase and may be subject to an early redemption fee. See "Share Repurchase Program."

  •
  Our distributions may be funded, directly or indirectly, from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

  •
  Our and the Fund's distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees payable by the Fund, that will be subject to repayment to our affiliates, including Franklin Square Holdings. Significant portions of these distributions may not be based on investment performance and such waivers and reimbursements may not continue in the future. If our affiliates do not agree to reimburse certain of our or the Fund's expenses, including through the waiver of advisory fees payable by the Fund, significant portions of these distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to our affiliates will reduce the future distributions to which you would otherwise be entitled.

  •
  We and the Fund are new companies and have no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that the Fund will not achieve its investment objectives.

  •
  Our common shares are subject to a distribution fee that is intended, in part, to compensate our affiliated dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers in connection with the distribution of our shares to investors at the time of purchase, as well as for services rendered by our dealer manager in connection with the marketing, sale and distribution of our common shares. This fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event. As such, there may be a conflict of interest relating to the timing with which FSEP II Advisor seeks to complete a liquidity event for our shareholders.

  •
  Investing in middle market companies, which the Fund defines as companies with annual revenues of $50 million to $2.5 billion at the time of investment, involves a number of significant risks, any one of which could have a material adverse effect on the Fund's and our operating results.

  •
  The Fund may not make gains from its equity investments.

  •
  An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

  •
  A lack of liquidity in certain of the Fund's investments may adversely affect the Fund's business.

  •
  The Fund has not identified any specific investments that it will make with the proceeds of this offering, and therefore you will not have the opportunity to evaluate the Fund's future investments prior to purchasing our common shares. As a result, our offering may be considered a "blind pool" offering.

  •
  The Fund intends to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

  •
  While the management team of FSEP II Advisor consists of substantially the same personnel that form the investment and operations teams of FB Income Advisor, LLC, the investment adviser to FS Investment Corporation; FS Investment Advisor, LLC, the investment adviser to FS Energy and Power Fund; FSIC II Advisor, LLC, the investment adviser to FS Investment Corporation II; FS Global Advisor, LLC, the investment adviser to FS Global Credit Opportunities Fund; and FSIC III Advisor, LLC, the investment adviser to FS Investment Corporation III, FSEP II Advisor is a new entity and has no prior experience managing a BDC or a RIC. Therefore, FSEP II Advisor may not be able to successfully operate the Fund's business or achieve the Fund's investment objectives.

  •
  Because the dealer manager, FS2 Capital Partners, LLC, is an affiliate of FSEP II Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review.

  •
  There is a risk that investors in our common shares may not receive distributions or that our distributions will not grow over time.

  •
  We may pay distributions using distributions received from the Fund, which are expected to consist of all or a portion of the Fund's "Available Operating Funds," which are defined as the Fund's net investment income, net short-term capital gains and dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net short-term capital gains). We have not established limits on the amount of funds we may use from available sources to make distributions.

  •
  The amount of any distributions we may make is uncertain. During certain periods, the Fund's distributions may exceed the Fund's earnings, particularly during the period before the Fund has substantially invested the net proceeds from our continuous public offering. Therefore, it is possible that a portion of the Fund's distributions will represent a return of capital to us. To the extent that we pay distributions to shareholders using proceeds we receive from Fund distributions, such distributions would similarly constitute a return of capital to you and will lower your tax basis in your common shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from the Fund's investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSEP II Advisor by the Fund. Each year a statement on Form 1099-DIV identifying the sources of the distributions that we make will be mailed to you. See "Material U.S. Federal Income Tax Considerations—Taxation of U.S. Shareholders" for a discussion of the tax treatment of distribution proceeds.

  •
  The Fund intends to qualify as a RIC for federal income tax purposes but may fail to do so. Such failure would subject the Fund to federal income tax on all of its income, which would have a material adverse effect on its financial performance. Because we will invest substantially all of our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC and we meet the Annual Distribution Requirement (as defined below) applicable to RICs.

  •
  As a result of the Annual Distribution Requirement to maintain its qualification as a RIC, the Fund will likely need to continually raise cash or borrow to fund new investments. At times, these sources of funding may not be available to the Fund on acceptable terms, if at all.

  •
  The Fund is subject to financial market risks, including changes in interest rates, which may have a substantial negative impact on the Fund's investments.

  •
  A significant portion of the Fund's portfolio will be recorded at fair value as determined in good faith by the Fund Board and, as a result, there will be uncertainty as to the value of the Fund's portfolio investments.

  •
  The Fund intends to invest primarily in income-oriented securities of privately-held Energy companies within the United States. The Fund's portfolio may include select income-oriented preferred or common equity interests that the Fund believes will produce both current income and long-term capital appreciation. The senior debt in which the Fund invests will typically be secured by assets of the issuing company. The collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company, which may lead to a loss in principal. Subordinated debt investments are typically unsecured, as are preferred and common equity interests, and this may involve a heightened level of risk, including a loss of principal or the loss of the entire investment.

  •
  The Fund's investment policy will be to invest, under normal circumstances, at least 80% of the Fund's total assets in securities of Energy companies. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of environmental, regulatory, political and general market risks, which will impact the Fund's financial performance.

  •
  Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and future recessions, downturns, disruptions or instability could have a materially adverse effect on our business.

  •
  Future downgrades of the U.S. credit rating and global economic uncertainty could negatively impact our business, financial condition and results of operations.

  •
  The potential for FSEP II Advisor to earn incentive fees under the investment advisory and administrative services agreement may create an incentive for it to enter into investments that are riskier or more speculative than would otherwise be in the Fund's best interests, and, because the Fund's base management fee is based on average weekly gross assets, FSEP II Advisor may have an incentive to increase portfolio leverage in order to earn higher base management fees. In addition, because GSO will receive a portion of the advisory fees paid to FSEP II Advisor, GSO may have an incentive to recommend investments that are riskier or more speculative.

  •
  This is a "best efforts" offering and if we are unable to raise substantial funds then the Fund will be more limited in the number and type of investments it may make.

  •
  FSEP II Advisor, its affiliates and GSO face conflicts of interest as a result of compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner, but which may result in actions that are not in your best interests, such as the Fund being unable to participate in or dispose of investments at appropriate times or favorable prices.

  •
  After satisfying the minimum offering requirement, the purchase price at which you purchase common shares will be determined at each weekly closing date. As a result, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive fewer common shares than if you had subscribed at the prior weekly closing price.

  •
  The Fund may borrow funds to make investments. As a result, the Fund would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, therefore increasing the risks associated with investing in our securities.

  •
  The Fund's portfolio investments, especially until the Fund receives significant capital, may be concentrated in a limited number of portfolio companies, which would magnify the effect of any losses suffered by a few of these investments.

        See "Risk Factors" beginning on page 35 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Potential Market Opportunity

        We expect that there are and will continue to be significant investment opportunities in income-oriented securities of privately-held Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments.

        Recent volatility in the price of oil combined with reduced secondary market liquidity has resulted in lower prices and higher yields for broadly syndicated Energy debt investments. From August 31, 2014, to December 31, 2014, the average yield to a 3-year maturity of broadly syndicated Energy loans increased from 6.08% to 11.83%, as measured by the energy component of the Credit Suisse Leveraged Loan Index, and the average yield to worst of high yield Energy bonds increased from 5.35% to 9.33%, as measured by the energy component of the Bank of America Merrill Lynch High Yield Index. We believe that the debt securities of many of these Energy companies are undervalued relative to our fundamental analysis and that the recent broad decline in Energy credit prices has not taken into account company-by-company differences in hedging programs, cost structures and liquidity profiles. For example, certain Upstream companies have hedged the majority of their 2015 and a portion of their 2016 expected oil and gas production at prices meaningfully higher than current levels. In addition, certain companies have the ability to reduce costs through technological advances and many have options available to them to enhance liquidity in the event commodity prices remain depressed for a prolonged period of time. It is our view that by focusing our investments in the senior secured debt of companies with positive free cash flows, low cost structures, strong balance sheets and high-quality reserves, we can generate attractive risk-adjusted yields over the long-term, while protecting our downside in most commodity price environments.

        We also believe that the recent commodity price volatility has and will continue to disrupt the flow of credit from banks and the capital markets to Energy companies, and that this disruption will create opportunities for us to increase our directly originated deal flow. In particular, we expect that private Energy companies, which represent approximately 98% of all U.S. Energy companies, will experience the most significant reduction in credit availability from traditional sources. At the same time, we see multiple factors which will necessitate additional and continued capital infusion for Energy companies across all sub-sectors. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace lost production. Midstream assets throughout the U.S. are aging and are not ideally located to new areas of development, requiring additional infrastructure to be built to ensure this new supply reaches market. Further, we believe these investment opportunities could increase due to potential environmental regulations that are expected to impact fossil-fuel power generation, particularly coal generation. We believe such market dynamics across these sub-sectors will present a growing investment opportunity for us over the long-term.

        We believe that this large and varied asset class maintains attractive and distinct investment characteristics, including stable cash flows, high barriers to entry and steady distributions with attractive long-term growth profiles, which will allow us to provide superior risk-adjusted returns compared to other types of investments.

Characteristics of and Risks Related to Investments in Private Companies

        The Fund intends to invest primarily in income-oriented securities of privately-held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that the Fund holds. Second, the investments themselves may often be illiquid. The securities of many of the companies in which the Fund invests are not publicly-traded or actively-traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, the Fund expects that many of its directly originated investments generally will not be traded on any secondary market and a trading market may not develop. These securities may also be subject to legal and other restrictions on resale. As such, the Fund may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. The Fund must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and other rules and regulations that govern public companies that are designed to protect investors.

Investment Strategy

        We seek to achieve our investment objectives by investing substantially all of our assets in the Fund. Any of our assets not invested in the Fund will be used to meet our ongoing expenses. All investments will be made at the Fund level; therefore, our investment results will correspond directly to the investment results of the Fund. The Fund's investment policy is to invest, under normal circumstances, at least 80% of the Fund's total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. FSEP II Advisor will monitor the Fund's targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, the Fund intends to focus primarily on the attributes set forth below, which the Fund believes will help it generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for the Fund's investment decisions, if the Fund believes the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which the Fund chooses to invest. These attributes are:

  •
  Deeply-rooted asset value.  The Fund intends to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. The Fund intends to focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

  •
  Defensible market positions.  The Fund intends to invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service the Fund's debt in a range of economic environments. The Fund will seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

  •
  Proven management teams.  The Fund intends to focus on companies that have experienced management teams with an established track record of success. The Fund will typically require its portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management's goals with the Fund's.

  •
  Commodity price management.  The Fund intends to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

  •
  Allocation among various issuers and sub-sectors.  The Fund will seek to allocate its portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of the Fund's portfolio.

  •
  Viable exit strategy.  While the Fund will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing the Fund a means by which it may exit its positions, the Fund expects that a large portion of its portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, the Fund intends to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of the Fund's investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

        See "Investment Objectives and Strategy" for additional information regarding the Fund's investment strategy.

        In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands the Fund's ability to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates, which the Fund believes will enhance its ability to further its investment objectives and strategy.

Potential Competitive Strengths

        We believe that we offer our investors the following potential competitive strengths:

        Global platform with seasoned investment professionals.    We believe that the breadth and depth of the experience of FSEP II Advisor's senior management team, together with the wider resources of GSO's investment team, will provide the Fund with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

        Long-term investment horizon.    The Fund's long-term investment horizon will give the Fund great flexibility, which the Fund believes believe will allow it to maximize returns on the Fund's investments. The Fund intends to invest using a longer-term focus, which the Fund believes will provide it with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO transaction sourcing capability.    FSEP II Advisor will seek to leverage GSO's significant access to transaction flow. GSO will seek to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under "Regulation" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's direct origination channels. GSO also has a significant trading platform, which the Fund believes will allow it access to the secondary market for investment opportunities.

        Disciplined, income-oriented investment philosophy.    FSEP II Advisor and GSO intend to employ a conservative investment approach focused on credit performance and principal protection. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment expertise across all levels of the corporate capital structure.    FSEP II Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure will enable the Fund to manage risk while affording the Fund the opportunity for significant returns on its investments. The Fund will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, the Fund will seek to leverage this broad-ranging capability to enable the Fund to provide Energy companies with financing that most closely aligns with their particular capital needs. The Fund believes that such flexibility is valuable to Energy companies and will provide it with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

        See "Investment Objectives and Strategy—Potential Competitive Strengths" for a more detailed description of the competitive strengths we believe we offer our investors.

Plan of Distribution

        This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that will be subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. In addition, the Fund currently intends to limit the number of Fund Shares it sells to the Fund Maximum Offering Amount. As a result, we intend to terminate this offering at such time as the Fund has reached the Fund Maximum Offering Amount, regardless of whether we have sold all common shares registered in this offering.

        The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The minimum permitted purchase is $5,000. Pursuant to this prospectus, we and any other feeder funds must collectively raise net proceeds of at least $2.5 million, all of which must be from purchasers not affiliated with us, the Fund or FSEP II Advisor by one year from the date of this prospectus, which we refer to as the minimum offering requirement. Upon satisfying the minimum offering requirement, offering proceeds will be released to us and we will formally commence operations. In addition, we intend to conduct a private placement of up to 10,000,000 common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received total net proceeds of at least $2.5 million, plus the proceeds received in the private placement.

        We are offering our common shares on a continuous basis at an initial offering price of $10.55 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price for ten consecutive business days, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.franklinsquare.com.

        FS2 Capital Partners, LLC, or FS2, will act as the dealer manager in connection with the sale of common shares registered in this offering. The dealer manager was formed in 2007 and is an affiliate of FSEP II Advisor. FS2 also serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares of FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers" for information regarding the fees payable to the dealer manager in this offering.

        To purchase common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $5,000 and pay such amount at the time of subscription. Prior to satisfying the minimum offering requirement, you will be directed to make your check payable to "UMB Bank, N.A., as escrow agent for [FS Energy and Power Fund II—A]." Subsequent to satisfying the minimum offering requirement, you should make your check payable to "[FS Energy and Power Fund II—A]." Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions received prior to our satisfying the minimum offering requirement will be deposited into an interest-bearing account. See "—How to Subscribe."

Compensation of the Dealer Manager and Selected Broker-Dealers

        Except as otherwise described in this prospectus, the dealer manager will receive upfront selling commissions of 5.2% of the gross proceeds of common shares sold in this offering, all of which is expected to be re-allowed to selected broker-dealers. In consideration of the marketing and distribution of our common shares by the selected broker-dealers, our dealer manager or its affiliate will pay additional selling commissions of up to 1.3% of gross proceeds and a dealer manager concession of up to 1.25% of gross proceeds to selected broker-dealers at the time of sale. Such amounts paid by our dealer manager or its affiliate will not be paid by investors. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our common shares or give investment advice to a potential shareholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our common shares.

        Our common shares are subject to an annual distribution fee of 0.75% of the estimated value of our common shares, as determined in accordance with NASD Rule 2340. This fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event. The distribution fee is intended to compensate our affiliated dealer manager and its affiliates for amounts paid to advisors and broker-dealers in connection with the distribution of our shares to investors at the time of purchase, as well as for services rendered by our dealer manager in connection with the marketing, sale and distribution of our common shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all common shares, excluding common shares issued under our distribution reinvestment plan.

        FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of Rule 2310. Because the distribution fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event, the maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront sales load and any other sources generally will not exceed 8.95% of our gross offering proceeds from this offering. Common shares issued under our distribution reinvestment plan will be excluded from this determination.

Master/Feeder Structure

        We will serve as a feeder fund in what is commonly referred to as a "master/feeder" structure, which means that we will invest substantially all of the net proceeds raised from the sale of our common shares in the Fund, a separate externally managed, non-diversified, closed-end management investment company with the same investment objectives and strategy as our investment objectives and strategy. In addition to us, additional feeder funds that will invest substantially all of their capital in the Fund may exist or be created over time. Our board of trustees has overall responsibility for overseeing our management and operations. The same trustees also serve on the Fund Board where they have the overall responsibility for overseeing the Fund's management and operations.

Suitability Standards

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor: (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether potential investors meet our suitability standards. For additional information, including special suitability standards for residents of certain states, see "Suitability Standards."

How to Subscribe

        Investors who meet the suitability standards described herein may purchase our common shares. Investors seeking to purchase our common shares should proceed as follows:

  •
  Read this entire prospectus and any appendices and supplements accompanying this prospectus.

  •
  Complete the execution copy of the subscription agreement provided by your financial representative. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

  •
  Deliver a check for the full purchase price of the common shares being subscribed for, along with the completed subscription agreement, to the selected broker-dealer or registered investment advisor. Prior to satisfying the minimum offering requirement, you will be directed to make your check payable to "UMB Bank, N.A., as escrow agent for [FS Energy and Power Fund II—A]." Subsequent to satisfying the minimum offering requirement, you should make your check payable to "[FS Energy and Power Fund II—A]." The initial minimum permitted purchase is $5,000. After you have satisfied the applicable minimum purchase requirement, additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

  •
  By executing the subscription agreement and paying the total purchase price for the common shares subscribed for, each investor attests that he or she meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

        Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected within 15 days of receipt by us, and each investor will be admitted not later than the last day of the calendar month following the date the investor's subscription was accepted by us. If rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for common shares until at least five business days after the date you receive a final prospectus.

        An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

        Pending satisfaction of the minimum offering requirement, all subscription payments will be placed in an account held by our escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If the Fund does not receive net offering proceeds of $2.5 million by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering common shares.

Estimated Use of Proceeds

        We intend to use substantially all of the proceeds from this offering, net of expenses, to invest in Fund Shares. Any assets of ours not invested in the Fund will be used to meet our ongoing expenses. The Fund, using the net proceeds obtained from our investment in Fund Shares, will make investments primarily in private U.S. Energy companies in accordance with the Fund's investment objectives and using the strategy described in this prospectus. The Fund anticipates that the remainder will be used for working capital and general corporate purposes, including the payment of operating expenses. However, we and the Fund have not established limits on the use of proceeds from this offering or the amount of funds that may be used from available sources to make distributions to our shareholders or shareholders of the Fund, or Fund Shareholders, respectively. There can be no assurance we will be able to sell all of the common shares we are registering. If we sell only a portion of the common shares we are registering, we and the Fund may be unable to achieve our investment objectives, and the Fund may be unable to allocate its portfolio among various issuers and sub-sectors. Pending investment of the proceeds raised in this offering, the Fund intends to invest the net proceeds primarily in cash, cash equivalents or short-term securities consistent with the Fund's BDC election and our intention to elect to be taxed as a RIC. See "Estimated Use of Proceeds."

Share Repurchase Program

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. See "Share Repurchase Program."

        Beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied, and on a quarterly basis thereafter, we intend to offer to repurchase common shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. Each repurchase offer will generally be conducted in parallel with a corresponding repurchase offer made by the Fund with respect to Fund Shares. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which we repurchase common shares, we generally will conduct repurchases on the same date that we hold our first weekly closing for the sale of common shares in this offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of our common shares under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of our common shares. At the discretion of our board of trustees, we may also use cash on hand and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the calendar quarter ending March 31, 2016, we will limit the number of common shares to be repurchased in any calendar year to 10.0% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. We intend to offer to repurchase common shares on each date of repurchase at the net offering price in effect as of the date of repurchase.

        Our assets will consist primarily of our interest in Fund Shares. Therefore, in order to finance the repurchase of common shares pursuant to our share repurchase program, we may find it necessary to liquidate all or a portion of our interest in Fund Shares. As a result, we will not conduct a repurchase offer for common shares unless the Fund simultaneously conducts a repurchase offer for Fund Shares. The members of our board of trustees also serve on the Fund Board and the Fund Board expects that the Fund will conduct repurchase offers on a quarterly basis in order to permit us to meet our obligations under our repurchase offers. However, there are no assurances that the Fund Board or our board of trustees will, in fact, decide to undertake any repurchase offers.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. If you choose to tender only a portion of your common shares, you must maintain a minimum balance of $5,000 worth of common shares following a tender of common shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of common shares of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code. If you wish to tender your common shares for repurchase by us prior to the fifth anniversary of the date you were admitted as a shareholder into the Company, such common shares may be subject to an early redemption fee payable to the dealer manager. See "Share Repurchase Program."

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time. We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs. See "Share Repurchase Program."

Liquidity Strategy

        We and the Fund intend to seek to complete a liquidity event for our shareholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we and the Fund complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. We and the Fund may determine not to pursue a liquidity event if we and the Fund believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of Fund Shares on a national securities exchange followed by a distribution of Fund Shares held by us to our shareholders, (2) the sale of all or substantially all of the Fund's assets either on a complete portfolio basis or individually followed by a liquidation and a distribution of the liquidation proceeds to our shareholders or (3) a merger or another transaction by the Fund approved by the Fund Board in which we, in our capacity as a Fund Shareholder, likely will receive cash or shares of a publicly-traded company, followed by a distribution of such cash or shares to our shareholders. These scenarios are referred to as "liquidity events." While the intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our shareholders, our board of trustees and the Fund Board, including our and the Fund's independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of the Fund's portfolio among various issuers and sub-sectors, portfolio performance, our and the Fund's financial condition, potential access to capital as a listed company, market conditions for the sale of the Fund's assets or listing of Fund Shares, internal management considerations and the potential for shareholder liquidity. If the Fund determines to pursue a listing of Fund Shares on a national securities exchange in the future, at that time the Fund may consider either an internal or an external management structure. As such, there can be no assurance that we and the Fund will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If the Fund determines to pursue a listing of Fund Shares on a national securities exchange, shareholders, including those who purchase common shares at the offering price, may experience a loss on their investment if they sell at a time when Fund Shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our and the Fund's net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased and may be subject to an early redemption fee. See "Share Repurchase Program" for a detailed description of our proposed share repurchase program.

Advisory Fees

        FSEP II Advisor and GSO will be compensated for their services. Pursuant to the investment advisory and administrative services agreement between the Fund and FSEP II Advisor, after the minimum offering requirement is satisfied, FSEP II Advisor will become entitled to a fee payable by the Fund consisting of two components—a base management fee and an incentive fee based on the Fund's performance. We do not incur a separate management fee or incentive fee, but we and our shareholders are indirectly subject to the Fund's base management fee and incentive fee. The base management fee will be payable quarterly in arrears and will be calculated at an annual rate of 2.0% of the Fund's average weekly gross assets during such period.

        The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of the Fund's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to [•]% per quarter, or an annualized hurdle rate of [•]%. As a result, FSEP II Advisor will not earn this part of the incentive fee for any quarter until the Fund's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of [•]%. Once the Fund's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of pre-incentive fee net investment income in excess of the hurdle rate, until the Fund's pre-incentive fee net investment income for such quarter equals [•]%, or [•]% annually, of adjusted capital. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of pre-incentive fee net investment income.

        The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Fund's incentive fee capital gains, which will equal the Fund's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Fund will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Fund will accrue the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

        The Fund Board, including a majority of its independent trustees, will oversee and monitor the Fund's investment performance and, beginning with the second anniversary of the date that the minimum offering requirement is satisfied, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement, to determine, among other things, whether the fees payable by the Fund under such agreements are reasonable in light of the services provided.

        See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for a description of the investment sub-advisory agreement and the fees payable to GSO by FSEP II Advisor pursuant to such agreement.

Administration

        FSEP II Advisor will be reimbursed for administrative expenses it incurs on our and the Fund's behalf. See "Administrative Services."

Conflicts of Interest

        FSEP II Advisor, GSO and certain of their affiliates may experience conflicts of interest in connection with the management of our and the Fund's business affairs, including, but not limited to, the following:

  •
  The managers, officers and other personnel of FSEP II Advisor allocate their time between advising the Fund and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund;

  •
  The compensation payable by the Fund to FSEP II Advisor and other affiliates will be approved by the Fund Board consistent with the exercise of the requisite standard of care applicable to trustees under Delaware law and the Fund's declaration of trust and bylaws. Such compensation is payable, in most cases, whether or not shareholders receive distributions;

  •
  The Fund may compete with certain affiliates for investments, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund, subjecting FSEP II Advisor and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending acquisitions on the Fund's behalf;

  •
  Regardless of the quality of the assets acquired, the services provided to the Fund or whether the Fund makes distributions to Fund Shareholders, FSEP II Advisor and GSO will receive base management fees in connection with the management of the Fund's portfolio and may receive incentive fees in connection with the sale of the Fund's portfolio companies;

  •
  Because the dealer manager, FS2, is an affiliate of FSEP II Advisor, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review;

  •
  The personnel of GSO allocate their time between assisting FSEP II Advisor in identifying investment opportunities and making investment recommendations and performing similar functions for other business activities in which they may be involved, including in connection with GSO's role as sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund, and in its capacity as parent of the sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III;

  •
  The Fund may compete with other funds managed by affiliates of GSO for investment opportunities, subjecting GSO and its affiliates to certain conflicts of interest in evaluating the suitability of investment opportunities and making or recommending transactions to FSEP II Advisor;

  •
  From time to time, to the extent consistent with the 1940 Act and the rules and regulations promulgated thereunder, the Fund and other clients for which FSEP II Advisor or GSO provide investment management services or carry on investment activities may make investments at different levels of an investment entity's capital structure or otherwise in different classes of an issuer's securities. These investments may give rise to inherent conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by the Fund and such other clients;

  •
  FSEP II Advisor, GSO and their respective affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, the Fund, even though their investment objectives may be similar to the Fund's;

  •
  GSO and its affiliates may have existing business relationships or access to material, non-public information that would prevent GSO from recommending certain investment opportunities that would otherwise fit within the Fund's investment objectives;

  •
  FSEP II Advisor, GSO and their respective affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may compete with the Fund or may require substantial time and resources of FSEP II Advisor and GSO. Affiliates of GSO, whose primary business includes the origination of investments, engage in investment advisory business with accounts that compete with the Fund. Affiliates of GSO have no obligation to make their originated investment opportunities available to the Fund;

  •
  To the extent permitted by the 1940 Act and SEC staff interpretations, and subject to the allocation policies of FSEP II Advisor, GSO and any of their respective affiliates, as applicable, FSEP II Advisor, GSO and any of their respective affiliates may determine it is appropriate for the Fund and one or more other investment accounts managed by FSEP II Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates. Any of these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. To mitigate these conflicts, FSEP II Advisor and/or GSO, as applicable, will seek to execute such transactions for all of the participating investment accounts, including the Fund, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of the Fund, the clients for which participation is appropriate and any other factors deemed appropriate;

  •
  Our dealer manager and its affiliates will pay certain amounts to advisors and selected broker-dealers in connection with the distribution of our shares to investors at the time of subscription for the marketing, sale and distribution of our common shares. For a period of five years from the date of sale and purchase of our shares, the distribution fee will be payable by us to our dealer manager to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses related to the distribution and marketing of our common shares. The distribution fee will no longer be collected by our dealer manager upon a liquidity event. As such, FSEP II Advisor may have an incentive to delay a liquidity event if such amounts paid by our dealer manager have not been fully recovered. A delay in a liquidity event may not be in the best interests of our shareholders;

  •
  The entities in which the Fund invests may be counterparties or participants in agreements, transactions or other arrangements with portfolio companies of other investment funds managed by GSO that, although GSO determines to be consistent with the requirements of such investment funds' governing agreements, may not have otherwise been entered into but for the affiliation with GSO, and which may involve fees and/or servicing payments to GSO-affiliated entities, subject to applicable law. For example, GSO may offer portfolio companies of its investment funds, including the Fund's portfolio companies, the opportunity to enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a GSO affiliate, and other similar operational initiatives that, subject to applicable law, may result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company; and

  •
  Employees of GSO may serve as directors or advisory board members of certain portfolio companies or other entities. In connection with such services and subject to applicable law, GSO may receive directors' fees or other similar compensation. Such amounts, which have not been, and are not expected to be, material, will not be passed through to the Fund.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders of record and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or the registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

Distributions

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. Our distributions are expected to be paid using distributions received from the Fund, net of any of our operating expenses. Fund distributions are expected to consist of all or a portion of the Fund's "Available Operating Funds", which are defined as the Fund's net investment income, net short-term capital gains and dividends and other distributions paid to the Fund on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment income or net short-term capital gains). From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell common shares at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. We have not established limits on the amount of funds we may use from available sources to make distributions.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our and the Fund's distributions may be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor payable by the Fund, that are subject to repayment by us and the Fund, as applicable, within three years. The purpose of this arrangement is to ensure that no portion of our distributions or of the Fund's distributions, as applicable, will be paid from offering proceeds or borrowings. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on the Fund's investment performance, and can only be sustained if we and the Fund achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. Our and the Fund's future repayments of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we or the Fund will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        During certain periods, the Fund's distributions may exceed the Fund's earnings, especially during the period before the Fund has substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions the Fund makes will represent a return of capital to us. To the extent that we pay distributions to shareholders using proceeds we receive from Fund distributions, such distributions would similarly constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor by the Fund. Each year, shareholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a nontaxable distribution). See "Material U.S. Federal Income Tax Considerations."

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Investors receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact the broker or financial intermediary regarding their option to elect to receive distributions in additional common shares under our distribution reinvestment plan in lieu of cash.

Distribution Reinvestment Plan

        We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan, you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan you will have your cash distribution reinvested in additional common shares, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in common shares. We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which common shares are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares at a price equal to the net offering price in effect at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. No upfront selling commissions or distribution fee will be assessed on common shares issued pursuant to our distribution reinvestment plan. See "Distribution Reinvestment Plan."

Taxation

        We and the Fund intend to elect, effective prior to the commencement of each of our investment operations, to be treated for federal income tax purposes, and intend to qualify annually thereafter, as RICs under Subchapter M of the Code. As RICs, we and the Fund generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute as dividends to each of our shareholders, respectively. To qualify for and maintain qualification as a RIC, we and the Fund must, among other things, meet certain source-of-income and asset diversification requirements and distribute to each of our shareholders, each tax year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement. Because we will invest substantially all of our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC. See "Material U.S. Federal Income Tax Considerations."

Corporate Information

        Our principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We maintain a website at www.franklinsquare.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Emerging Growth Company Status

        We qualify as an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as amended by the Jumpstart Our Business Startups Act, or the JOBS Act. Other than the confidential submission of draft registration statements, we do not intend to take advantage of the exemptions available to emerging growth companies, including those related to the scaled disclosure requirements and modified accounting standards created by the JOBS Act, which are otherwise available to such companies.

FEES AND EXPENSES

        The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "you," "us" or "[FS Energy and Power Fund II—A]," or that "we" will pay fees or expenses, shareholders will indirectly bear such fees or expenses as investors in us.

Shareholder Transaction Expenses:

Expenses (as a percentage of offering price)
Sales load(1)	5.20%
Offering expenses(2)	0.50%

Total shareholder transaction expenses	5.70%

Annual expenses (as a percentage of average net assets attributable to common shares)(3)
Base management fee(4)	3.00%
Incentive fees payable under the investment advisory and administrative services agreement(5)	0.00%
Interest payments on borrowed funds(6)	1.50%
Other expenses(7)	1.97%

Total annual expenses	6.47%

(1)
"Sales load" includes upfront selling commissions of up to 5.2%.

(2)
Amount reflects estimated offering expenses to be paid by us of $2.5 million if we raise $500.0 million in gross proceeds. Under the terms of the administration agreement between us and the Advisor, or the administration agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds raised in our continuous public offering until all offering costs and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. However, we estimate that our total organization and offering expenses will equal approximately 0.5% of the gross proceeds received in our offering. The organization and offering expense reimbursement consists of costs incurred by FSEP II Advisor and its affiliates on our behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between our systems and those of our selected broker-dealers, marketing expenses, salaries and direct expenses of FSEP II Advisor's employees, employees of its affiliates and others while engaged in registering and marketing our common shares, which will include development of marketing materials and presentations, training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by FSEP II Advisor. FSEP II Advisor will be responsible for the payment of our cumulative organization and offering expenses to the extent they exceed 0.75% of the aggregate proceeds from this offering, without recourse against or reimbursement by us. In addition, we will indirectly bear our pro rata portion of offering costs incurred by the Fund based on our ownership of Fund Shares; however, our pro rata portion of such costs, combined with organization and offering costs reimbursed by us under the administration agreement, will not exceed 0.75% of the gross proceeds raised in this offering. It is expected that offering costs at the Fund level will be de minimis because no shares of the Fund are being offered to the public.

(3)
Amounts assume that we sell $500.0 million worth of our common shares during the following twelve months, that our net offering proceeds from such sales equal $471.5 million, that we use $471.5 million of such net offering proceeds to purchase Fund Shares, that the Fund's net offering proceeds from such sales equal $471.5 million, that the Fund's average net assets during such period equal one-half of the net offering proceeds, or $235.75 million, and that the Fund borrows funds equal to 50% of its average net assets during such period, or approximately $117.88 million. Actual expenses will depend on the number of common shares we sell in this offering and the amount of leverage the Fund employs. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $500.0 million worth of our common shares during the following twelve months.

(4)
The base management fee is paid to FSEP II Advisor at the Fund level. The base management fee under the investment advisory and administrative services agreement will be payable quarterly in arrears and will be calculated at an annual rate of 2.0% of the Fund's average weekly gross assets during such period, which are assumed to equal 150% of the Fund's average net assets as described in Note (3) above. The figure in the table is calculated on the basis of the Fund's assumed average net assets over the following twelve months and illustrates the effect of leverage. See "Investment Advisory and Administrative Services Agreement—Overview of FSEP II Advisor—Advisory Fees." The base management fee shown in the table above is higher than the contractual rate because the base management fee in the table is required to be calculated as a percentage of the Fund's average net assets, rather than the Fund's average weekly gross assets.

(5)
The incentive fee is paid to FSEP II Advisor at the Fund level. Based on the Fund's current business plan, the Fund anticipates that it may have capital gains and interest income that could result in the payment of an incentive fee to FSEP II Advisor in the following twelve months. However, the incentive fee payable to FSEP II Advisor is based on the Fund's performance and will not be paid unless the Fund achieves certain performance targets. As the Fund cannot predict whether it will meet the necessary performance targets, we have assumed that no incentive fee will be paid for purposes of this chart. The Fund expects the incentive fees it pays to increase to the extent the Fund earns greater interest income through its investments in portfolio companies, and realizes capital gains upon the sale of investments in its portfolio companies.

The incentive fee will consist of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon the Fund's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to [•]% per quarter, or an annualized hurdle rate of [•]%. Because the example below assumes a 5.0% annual return, as required by the SEC, no subordinated incentive fee on income would be payable in the following twelve months.

The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Fund's incentive fee capital gains, which will equal the Fund's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. See "Investment Advisory and Administrative Services Agreement—Overview of FSEP II Advisor—Advisory Fees" for a full explanation of how this incentive fee is calculated.

(6)
We do not expect to borrow funds, but the Fund may borrow funds to make investments, including before the Fund has fully invested the initial proceeds it receives in connection with this offering. To the extent the Fund determines it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors through our ownership of

  Fund Shares. The figure in the table assumes the Fund borrows for investment purposes an amount equal to 50% of the Fund's average net assets (including such borrowed funds) during such period and that the annual interest rate on the amount borrowed is 3.0%.

  The Fund's ability to incur leverage during the following twelve months depends, in large part, on the amount of money we are able to raise through the sale of common shares and capital markets conditions. Because the base management fee is based on the Fund's average weekly gross assets, the Fund's use of leverage will increase the base management fee paid to FSEP II Advisor.

(7)
Other expenses include an annual distribution fee of 0.75% of the estimated net proceeds we will receive, assuming we sell $500.0 million worth of common shares during the following twelve months. The distribution fee will accrue daily and be paid from cash distributions we receive from the Fund. The distribution fee is intended to compensate our affiliated dealer manager and its affiliates for amounts paid to advisors and selected broker-dealers in connection with the distribution of our shares to investors at the time of purchase, as well as for services rendered by our dealer manager in connection with the marketing, sale and distribution of our common shares. The distribution fee is payable by us with respect to all common shares, excluding common shares issued under our distribution reinvestment plan. Because the distribution fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event, the maximum aggregate underwriting compensation, including the distribution fee and any upfront selling commissions paid with respect to the sale and purchase of our shares in this offering, generally will not exceed 8.95% of the gross offering proceeds from this offering. Other expenses also include accounting, legal and auditing fees of the Company and the Fund, as well as the reimbursement of the compensation of administrative personnel and fees payable to the Fund's trustees who do not also serve in an executive officer capacity for the Fund or FSEP II Advisor. The amount presented in the table reflects estimated amounts we and the Fund expect to pay during the twelve months following the commencement of the Fund's operations assuming we raise $500.0 million and does not include preferred pricing arrangements we or the Fund may receive from certain parties as newly-formed entities.

Example

        The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common shares. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that shareholders would pay an upfront sales load of 5.2% with respect to common shares sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return (none of which is subject to our incentive fee on capital gains):(1)	$118	$236	$351	$569
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains):(2)	$127	$261	$388	$631

(1)
Assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis in any of the indicated time periods.

(2)
Assumes no unrealized capital depreciation.

        The example and the expenses in the tables above should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. If the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, the Fund's expenses, and returns to its investors, would be higher. See "Plan of Distribution" for additional information regarding shareholder transaction expenses.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

        Set forth below are some of the more frequently asked questions and answers relating to our and the Fund's structure, management, business and an offering of this type. See "Prospectus Summary" and the remainder of this prospectus for more detailed information about our and the Fund's structure, business and this offering.

Q:
What is a "BDC"?

A:
BDCs are closed-end funds that elect to be regulated as business development companies under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act, as well as the Securities Act and the Exchange Act. BDCs make investments primarily in private or thinly-traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and generally elect to be taxed as RICs for federal income tax purposes.

Q:
What is a "RIC"?

A:
A "RIC" is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on any income that it distributes to its shareholders. To qualify for and maintain qualification as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its shareholders, each tax year, dividends of an amount at least equal to 90% of its "investment company taxable income," which is generally its net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. See "Material U.S. Federal Income Tax Considerations" for more information regarding RICs.

Q.
What is a master/feeder fund structure?

A:
A "master/feeder" structure is an arrangement in which a fund (the "feeder") invests all or substantially all of its assets in another fund (the "master") with substantially the same investment objectives and strategies. In this structure, the feeder funds serve as "offered funds," raising capital from investors by means of a public offering. In turn, the feeder fund invests the proceeds from its offering in the master fund, which serves as the "operating" fund, making the investments for the funds and generally executing on the investment strategy. Below is an illustration of how a "master/feeder" is structured:

[INSERT DIAGRAM]

Q:
Who will choose which investments to make?

A:
We seek to achieve our investment objectives by investing substantially all of our assets in the Fund. All investment decisions will be made at the Fund level; therefore, the investment personnel for the Fund are responsible for our investment results. The Fund's investments will be made by FSEP II Advisor and will require the unanimous approval of its investment committee. The members of FSEP II Advisor's investment committee are Messrs. Forman, Stahlecker, Klehr and Coleman. Pursuant to an investment sub-advisory agreement with FSEP II Advisor, GSO acts as the Fund's sub-adviser, and will make investment recommendations for the Fund's benefit to FSEP II Advisor. The Fund Board, including a majority of its independent trustees, will oversee and monitor the Fund's investment performance and, beginning with the second anniversary of the date that the minimum offering requirement is satisfied, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement to determine, among other things, whether the fees payable by the Fund under such agreements are reasonable in light of the services provided.

Q:
What is the experience of FSEP II Advisor and GSO?

A:
The Fund's investment activities will be managed by FSEP II Advisor, which will oversee the management of the Fund's activities, and GSO, which will assist with the day-to-day management of the Fund's investment operations. FSEP II Advisor is an affiliate of Franklin Square Holdings. FSEP II Advisor's senior management team has significant experience across private lending, private equity and real estate investing, including experience advising and managing BDCs through their management of the investment advisers to other BDCs and closed-end funds. See "Management" for more information on the experience of the members of the senior management team.

  From 2005 through 2013, funds managed by GSO have invested over $14 billion in Energy companies. As the Fund's sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes. See "Investment Advisory and Administrative Services Agreement—Overview of GSO" for more information on GSO.

Q:
How does a "best efforts" offering work?

A:
When common shares are offered to the public on a "best efforts" basis, the broker-dealers and other financial representatives participating in the offering are only required to use their best efforts to sell our common shares. Broker-dealers and advisors do not have a firm commitment or obligation to purchase any of the common shares.

Q:
How long will this offering last?

A:
This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are valid for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to purchase common shares and submit common shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q:
What happens if the minimum offering requirement is not satisfied?

A:
We will not sell any shares unless we, along with any other feeder funds, raise net offering proceeds of at least $2.5 million, in the aggregate, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor, by one year from the date of this prospectus. Purchases by our or the Fund's trustees, officers and any affiliates of us, the Fund or FSEP II Advisor will not count toward meeting this minimum threshold. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If the minimum offering requirement is not satisfied by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest) to subscribers, and we will stop offering shares. We will not deduct any fees if we return funds from the escrow account. If the minimum offering requirement is satisfied, the proceeds held in escrow, plus interest, will be released to us. See "Plan of Distribution."

Q:
Will I receive a share certificate?

A:
No. Our board of trustees has authorized the issuance of our common shares without certificates. We expect that we will not issue common shares in certificated form, although we may decide to issue certificates at such time, if ever, we list our common shares on a national securities exchange.

  We anticipate that all of our common shares will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of share certificates and reduces the offering costs.

Q:
Who can buy common shares in this offering?

A:
In general, you may buy our common shares pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment.

  Generally, you must purchase at least $5,000 of our common shares. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under "Suitability Standards."

  Our and the Fund's affiliates may also purchase our common shares. The upfront selling commissions that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q:
How do I subscribe for common shares?

A:
If you meet the suitability standards and choose to purchase common shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the common shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. Subscriptions generally will be accepted or rejected by us within 15 days of receipt by us and, if rejected, all funds (without interest) will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:
Is there any minimum initial investment required?

A:
Yes. To purchase common shares in this offering, you must make an initial purchase of at least $5,000. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our common shares in this offering must be in amounts of at least $500, except for additional purchases pursuant to our distribution reinvestment plan. See "Plan of Distribution."

Q:
Can I invest through my IRA, Keogh or after-tax deferred account?

A:
Yes, subject to the suitability standards. An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee. Please be aware that in purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See "Suitability Standards" for more information.

Q:
What kinds of fees will I be paying?

A:
There are two types of fees that our investors will incur. First, there are shareholder transaction expenses that consist of a one-time, upfront selling commission and organization and offering costs, each of which is calculated as a percentage of the public offering price. Second, our investors will bear the recurring fees and expenses payable by us and our pro rata share of the fees and expenses incurred by the Fund. As an externally managed BDC, the Fund will incur various recurring expenses, including base management fees, incentive fees and administrative costs, that are payable by the Fund under the investment advisory and administrative services agreement. We will be indirectly subject to these fees as a Fund Shareholder. In addition, our investors will incur our direct expenses, including the distribution fee, administrative expenses and other expenses incurred by us relating to our ongoing operations. See "Fees and Expenses" and "Investment Advisory and Administrative Services Agreement" for more information.

Q:
How will the payment of fees and expenses affect my invested capital?

A:
The payment of fees and expenses will reduce the funds available to the Fund for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to shareholders. The payment of fees and expenses will also reduce the net asset value of your common shares.

Q:
Will the distributions I receive be taxable?

A:
Cash distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. Under current law, to the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a current maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

Q:
When will I get my detailed tax information?

A:
We will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts to be included in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gains.

Q:
Will I be notified on how my investment is doing?

A:
Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless this prospectus or such registration statement is specifically amended or supplemented to include such reports.

Q:
Will I be able to sell my common shares in a secondary market?

A:
We do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. Because of the lack of a trading market for our common shares, it is unlikely that holders of common shares will be able to sell their common shares. If you are able to sell your common shares, it is likely that you will have to sell them at a significant discount to the purchase price of your common shares.

Q:
Are there any restrictions on the transfer of common shares?

A:
No. Common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our common shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We intend to implement a share repurchase program, but only a limited number of common shares will be eligible for repurchase by us. In addition, any such repurchases will be at the net offering price in effect as of the date of repurchase. If you wish to tender your common shares for repurchase by us prior to the fifth anniversary of the date you were admitted as a shareholder into the Company, such common shares may be subject to an early redemption fee. See "Share Repurchase Program." As a result, your ability to sell your common shares will be limited and you may not receive a full return of invested capital upon selling your common shares. We will not charge for transfers of our common shares except for necessary and reasonable costs actually incurred by us. See "Risk Factors—Risks Related to an Investment in Our Common Shares."

Q:
Will I otherwise be able to liquidate my investment?

A:
We and the Fund intend to seek to complete a liquidity event for shareholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we and the Fund complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We and the Fund may determine not to pursue a liquidity event if we and the Fund believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) a listing of Fund Shares on a national securities exchange followed by a distribution of Fund Shares held by us to our shareholders, (2) the sale of all or substantially all of the Fund's assets either on a complete portfolio basis or individually followed by a liquidation and a distribution of the liquidation proceeds to our shareholders or (3) a merger or another transaction by the Fund approved by the Fund Board in which we, in our capacity as a Fund Shareholder, likely will receive cash or shares of a publicly-traded company, followed by a distribution of such cash or shares to our shareholders. While our and the Fund's intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. As such, there can be no assurance that we and the Fund will complete a liquidity event at all.

Q:
Who can help answer my questions?

A:
If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial representative or the dealer manager at:

FS2 Capital Partners, LLC
201 Rouse Boulevard
Philadelphia, PA 19112
(877) 372-9880
Attention: Investor Services

RISK FACTORS

        This is our initial public offering. Investing in our common shares involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common shares. Certain risks discussed below relate to the investments generally made by the Fund. Because we seek to achieve our investment objectives by investing substantially all of our assets in the Fund, an investment in us carries all of the risks of an investment in the Fund. Also discussed below are risks relating solely to an investment in us and our common shares. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common shares could decline, and you may lose all or part of your investment.

Risks Related to an Investment in Our Common Shares

Our shares will not be listed on an exchange or quoted through a quotation system, and will not be for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, it is unlikely that you will be able to sell them and, if you are able to do so, it is unlikely that you will receive a full return of your invested capital.

        Our shares are illiquid assets for which there is not a secondary market and it is not expected that any will develop in the foreseeable future. There can be no assurance that we and the Fund will complete a liquidity event. A liquidity event could include: (1) a listing of Fund Shares on a national securities exchange followed by a distribution of Fund Shares held by us to our shareholders; (2) the sale of all or substantially all of the Fund's assets either on a complete portfolio basis or individually followed by a liquidation and distribution of the liquidation proceeds to our shareholders; or (3) a merger or another transaction approved by the Fund in which we, in our capacity as a Fund Shareholder, likely will receive cash or shares of a publicly-traded company, followed by a distribution of such cash or shares to our shareholders.

        In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price you paid for the shares being repurchased and may be subject to an early redemption fee. See "Share Repurchase Program" for a detailed description of our share repurchase program. If Fund Shares are listed, we cannot assure you that a public trading market will develop. In addition, a liquidity event involving a listing of Fund Shares on a national securities exchange may include certain restrictions on the ability of Fund Shareholders to sell their Fund Shares. Further, even if we and the Fund do complete a liquidity event, you may not receive a return of all of your invested capital.

Neither we nor the Fund are obligated to complete a liquidity event by a specified date; therefore, it will be difficult for an investor to sell his or her shares.

        A liquidity event could include: (1) a listing of Fund Shares on a national securities exchange followed by a distribution of Fund Shares held by us to our shareholders; (2) the sale of all or substantially all of the Fund's assets either on a complete portfolio basis or individually followed by a liquidation and a distribution of the liquidation proceeds to our shareholders; or (3) a merger or another transaction approved by the Fund in which we, in our capacity as a Fund Shareholder, likely will receive cash or shares of a publicly-traded company, followed by a distribution of such cash or shares to our shareholders. However, there can be no assurance that we or the Fund will complete a liquidity event by a specified date or at all. If we or the Fund do not successfully complete a liquidity event, liquidity for an investor's shares will be limited to our share repurchase program, which we have no obligation to maintain.

FSEP II Advisor may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

        Our dealer manager and its affiliates will pay certain amounts to advisors and selected broker-dealers in connection with the distribution of our shares to investors at the time of subscription for the marketing, sale and distribution of our common shares. For a period of five years from the date of sale and purchase of our shares, the distribution fee will be payable by us to our dealer manager to compensate our affiliated dealer manager and its affiliates for paying these amounts and for other expenses related to the distribution and marketing of our common shares. The distribution fee will no longer be collected by us upon a liquidity event. As such, FSEP II Advisor may have an incentive to delay a liquidity event if such amounts paid by our dealer manager have not been fully recovered. A delay in a liquidity event may not be in the best interests of our shareholders.

We established the initial offering price for our shares on an arbitrary basis, and the offering price may not accurately reflect the value of our or the Fund's assets.

        The price of our shares prior to satisfying the minimum offering requirement was established on an arbitrary basis and was not based on the amount or nature of our or the Fund's assets or our or the Fund's book value. Therefore, at any given time, the offering price may be higher than the value of the Fund's interests in portfolio companies.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer common shares than anticipated if our board of trustees determines to increase the offering price to comply with the requirement that we avoid selling common shares at a net offering price below our net asset value per share.

        After satisfying the minimum offering requirement, the purchase price at which you purchase common shares will be determined at each weekly closing date to ensure that the sales price, after deducting upfront selling commissions, is equal to or greater than the net asset value of our common shares. We intend to determine the net asset value of our common shares based on the value of our interest in the Fund using the net asset value of the Fund. As a result, in the event of an increase in our net asset value per share, your purchase price may be higher than the prior weekly closing price per share, and therefore you may receive a smaller number of common shares than if you had subscribed at the prior weekly closing price. See "Determination of Net Asset Value."

We and the Fund are new companies and have no operating history.

        We were formed on February 6, 2014 and will not formally commence investment operations until the Fund receives net proceeds of at least $2.5 million in the aggregate from this offering and registered offerings by any other feeder funds, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor. The Fund was formed on [•], and will not formally commence investment operations until it receives net proceeds of at least $2.5 million in the aggregate from this offering and registered offerings by any other feeder funds, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor. We and the Fund are subject to all of the business risks and uncertainties associated with any new business, including the risk that neither of us will achieve our investment objectives, and that the value of our common shares could decline substantially.

As a new company with no investments, our continuous public offering may be deemed to be a "blind pool" offering. An investor may not have the opportunity to evaluate historical data or assess investments prior to purchasing our common shares.

        None of the Fund, FSEP II Advisor or GSO has generally identified, made or contracted to make investments on the Fund's behalf with the proceeds from our continuous public offering. As a result, an investor will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning future investments the Fund will make using the proceeds from our continuous public offering prior to making a decision to purchase our common shares. An investor must rely on FSEP II Advisor and GSO to implement the Fund's investment policies, to evaluate all of the Fund's investment opportunities and to structure the terms of the Fund's investments rather than evaluating the Fund's investments in advance of purchasing our common shares. Because investors are not able to evaluate the Fund's investments in advance of purchasing our common shares, our continuous public offering may entail more risk than other types of offerings. This additional risk may hinder an investor's ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

If we are unable to raise substantial funds in our ongoing, continuous "best efforts" public offering, the Fund will be limited in the number and type of investments it may make, and the value of an investment in us may be reduced in the event the Fund's assets under-perform.

        Our continuous offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our common shares and have no firm commitment or obligation to purchase any of the common shares. Even though we have established a minimum size of investment necessary for us to release funds from the escrow account and utilize subscription funds, such minimum amount will not, by itself, be sufficient for the Fund to purchase a diversified portfolio of investments. To the extent that less than the maximum number of common shares is subscribed for, the opportunity for the allocation of the Fund's investments among various issuers and sub-sectors may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of the Fund's expenses over a smaller capital base.

The dealer manager in our continuous offering may be unable to sell a sufficient number of common shares for us and the Fund to achieve our investment objectives.

        The dealer manager for our continuous public offering is FS2. There is no assurance that our dealer manager will be able to sell a sufficient number of common shares to allow the Fund to have adequate funds to purchase a portfolio of investments allocated among various issuers and sub-sectors and generate income sufficient to cover our and the Fund's expenses. As a result, we and the Fund may be unable to achieve our investment objectives, and you could lose some or all of the value of your investment.

Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us by our affiliated dealer manager, which is customarily performed in firm commitment underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

        The dealer manager is one of our affiliates. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, you do not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a firm commitment underwritten public securities offering.

Our ability to successfully conduct our continuous offering depends, in part, on the ability of the dealer manager to establish, operate and maintain a network of broker-dealers.

        The success of our continuous public offering, and correspondingly our ability to implement our business strategy, depends upon the ability of the dealer manager to establish, operate and maintain a network of licensed securities broker-dealers and other agents to sell our common shares. If the dealer manager fails to perform, we may not be able to raise adequate proceeds through our continuous public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

Beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied, we intend to offer to repurchase your shares on a quarterly basis. Only a limited number of common shares will be repurchased, however, and to the extent you are able to sell your common shares under the share repurchase program, you may not be able to recover the amount of your investment in those shares.

        Beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied, we intend to commence tender offers to allow you to tender your shares on a quarterly basis at the net offering price in effect as of the date of repurchase. Each repurchase offer will generally be conducted in parallel with a corresponding repurchase offer made by the Fund with respect to Fund Shares. The share repurchase program will include numerous restrictions that limit your ability to sell your common shares. We intend to limit the number of common shares repurchased pursuant to our share repurchase program as follows: (1) we currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of our common shares under our distribution reinvestment plan, although at the discretion of our board of trustees, we may also use cash on hand and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares; (2) beginning with the calendar quarter ending on March 31, 2016, we will limit the number of common shares to be repurchased in any calendar year to 10.0% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter (though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above); (3) unless you tender all of your common shares, you must tender at least 25% of the number of common shares you have purchased and generally must maintain a minimum balance of $5,000 subsequent to submitting a portion of your common shares for repurchase by us; and (4) to the extent that the number of common shares tendered for repurchase exceeds the number of common shares that we are able to purchase, we will repurchase common shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase common shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibits distributions that would cause a trust to fail to meet statutory tests of solvency. Any of the foregoing limitations may prevent us from accommodating all repurchase requests made in any year. For example, our affiliate, FS Investment Corporation, commenced a share repurchase program in March 2010 with substantially similar terms as our share repurchase program. Because FS Investment Corporation had relatively few shares outstanding during the first year of its operations, the limitation described in clause (2) above resulted in fewer than all of the tendered shares being repurchased in two tender offers conducted by FS Investment Corporation in 2010.

        In addition, our board of trustees may amend, suspend or terminate the share repurchase program at any time. We will notify you of such developments (1) in our quarterly reports or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, although we have adopted a share repurchase program, we will have discretion to not repurchase your common shares, to suspend the share repurchase program and to cease repurchases. Further, the share repurchase program has many limitations and should not be relied upon as a method to sell common shares promptly or at a desired price.

        Furthermore, if you wish to tender your common shares for repurchase by us prior to the fifth anniversary of the date you were admitted as a shareholder into the Company, such common shares may be subject to an early redemption fee. See "Share Repurchase Program."

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.

        When we make quarterly repurchase offers pursuant to our share repurchase program, we may offer to repurchase common shares at a price that is lower than the price that investors paid for common shares in our offering. As a result, to the extent investors have the ability to sell their common shares to us as part of our share repurchase program, the price at which an investor may sell common shares, which we expect will be at the net offering price in effect as of the date of repurchase, may be lower than what an investor paid in connection with the purchase of common shares in our offering.

        In addition, in the event an investor chooses to participate in our share repurchase program, the investor will be required to provide us with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although an investor will have the ability to withdraw a repurchase request prior to the expiration date of such tender offer, to the extent an investor seeks to sell common shares to us as part of our share repurchase program, the investor will be required to do so without knowledge of what the repurchase price of our common shares will be on the repurchase date.

The Fund may be unable to invest a significant portion of the net proceeds of our offering on acceptable terms in an acceptable timeframe.

        Delays in investing the net proceeds of our offering may impair the Fund's performance. The Fund cannot assure you that it will be able to identify any investments that meet our and the Fund's investment objectives or that any investment that the Fund makes will produce a positive return. The Fund may be unable to invest the net proceeds of our offering on acceptable terms within the time period that the Fund anticipates or at all, which could harm the Fund's financial condition and operating results.

        In addition, even if GSO identifies privately-negotiated investment opportunities that meet our and the Fund's investment objectives, because the Fund did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance and the allocation policies of FSEP II Advisor, GSO and their respective affiliates.

        Prior to investing in securities of portfolio companies, the Fund will invest the net proceeds of our continuous public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which the Fund expects to achieve when the Fund's portfolio is fully invested in securities meeting its investment objectives. As a result, any distributions that the Fund pays while its portfolio is not fully invested in securities meeting its investment objectives may be lower than the distributions that the Fund may be able to pay when its portfolio is fully invested in securities meeting its investment objectives.

We may pay distributions, directly or indirectly, from offering proceeds, borrowings or the sale of assets to the extent that our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

        We may fund distributions from the uninvested proceeds of our continuous public offering and the Fund's borrowings, and we have not established limits on the amount of funds we may use from net offering proceeds or the Fund's borrowings to make any such distributions. We may pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from the proceeds of our continuous public offering or from the Fund's borrowings could reduce the amount of capital we ultimately invest.

A shareholder's interest in us will be diluted if we issue additional common shares, which could reduce the overall value of an investment in us.

        Our investors will not have preemptive rights to any common shares we issue in the future. Our declaration of trust authorizes us to issue 750,000,000 common shares. Pursuant to our declaration of trust, a majority of our entire board of trustees may amend our declaration of trust to increase the number of authorized common shares without shareholder approval. After an investor purchases common shares, our board of trustees may elect to sell additional common shares in the future, issue equity interests in private offerings or issue share-based awards to our independent trustees or employees of FSEP II Advisor. To the extent we issue additional equity interests after an investor purchases our common shares, an investor's percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the book value and fair value of his or her common shares.

Certain provisions of our declaration of trust and bylaws could deter takeover attempts and have an adverse impact on the value of our common shares.

        Our declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares, and our board of trustees may, without shareholder action, amend our declaration of trust to increase the number of our common shares, of any class or series, that we will have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common shares the opportunity to realize a premium over the value of our common shares.

Risks Related to the Fund's Investments

The Fund's investments in prospective portfolio companies may be risky, and we could lose all or part of our indirect investment.

        The Fund's investments in senior and subordinated debt, select equity investments and other investments issued by private Energy companies may be risky.

        Senior Debt.    There is a risk that any collateral pledged by portfolio companies in which the Fund has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Fund's debt investment is collateralized by the securities of a portfolio company's subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund's security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company's financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Loans that are under-collateralized involve a greater risk of loss. Consequently, the fact that a loan is secured does not guarantee that the Fund will receive principal and interest payments according to the senior debt's terms, or at all, or that the Fund will be able to collect on the loan should it be forced to enforce the Fund's remedies.

        Subordinated Debt.    The Fund's subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect the Fund's investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject the Fund and its shareholders to non-cash income. Since the Fund will not receive any principal repayments prior to the maturity of some of the Fund's subordinated debt investments, such investments will be of greater risk than amortizing loans.

        Equity Investments.    The Fund expects to make select equity investments in income-oriented preferred or common equity interests, which may include interests in MLPs. In addition, when the Fund invests in senior secured loans and notes or subordinated debt, the Fund may acquire warrants to purchase equity securities. The equity interests the Fund receives may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from the Fund's equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences.

        Net Profits Interests, Royalty Interests, Volumetric Production Payments, or VPPs.    The Fund may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production, or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. The Fund will not have any operational control over these investments and the Fund's receipt of payments is contingent on the producer's ability to meet its supply obligations, which can make these types of investments highly speculative.

        Non-U.S. Securities.    The Fund may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidences of ownership of such securities usually are held outside the United States, the Fund would be subject to additional risks if it invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to investors located outside the country of the issuer, whether from currency blockage or otherwise. Since non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

        In addition, the Fund may invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk," have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

The Fund's portfolio companies may incur debt that ranks equally with, or senior to, the Fund's investments in such companies.

        The Fund's portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which the Fund invests. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which the Fund is entitled to receive payments with respect to the debt instruments in which the Fund invests. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to the Fund's investment in that portfolio company would typically be entitled to receive payment in full before the Fund receives any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to the Fund. In the case of debt ranking equally with debt instruments in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where the Fund's debt investments could be subordinated to claims of other creditors or the Fund could be subject to lender liability claims.

        If one of the Fund's portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which the Fund actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize the Fund's debt investment and subordinate all or a portion of the Fund's claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, the Fund's legal rights may be subordinated to other creditors. The Fund may also be subject to lender liability claims for actions taken by the Fund with respect to a borrower's business or in instances where the Fund exercises control over the borrower or renders significant managerial assistance.

The Fund generally will not control its portfolio companies.

        The Fund does not expect to control most of its portfolio companies, even though the Fund may have board representation or board observation rights, and the Fund's debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, the Fund is subject to the risk that a portfolio company in which it invests may make business decisions with which the Fund disagrees and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve the Fund's interests as a debt investor. Due to the lack of liquidity for the Fund's investments in non-traded companies, the Fund may not be able to dispose of its interests in portfolio companies as readily as the Fund would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of the Fund's portfolio holdings.

The Fund will be exposed to risks associated with changes in interest rates.

        The Fund is subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on the Fund's investments and investment opportunities and, accordingly, have a material adverse effect on the Fund's investment objectives and the Fund's rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for the Fund's financing needs, if any.

        Interest rates have recently been at or near historic lows. In the event of a rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general.

        Similarly, during periods of rising interest rates, fixed rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

Second priority liens on collateral securing debt investments that the Fund will make to its portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and the Fund.

        Certain debt investments that the Fund intends to make in portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company's obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by such company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the Fund. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then the Fund, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against such company's remaining assets, if any.

        The rights the Fund may have with respect to the collateral securing the debt investments the Fund makes in the Fund's portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that the Fund enters into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. The Fund may not have the ability to control or direct such actions, even if the Fund's rights are adversely affected.

Economic recessions or downturns could impair the Fund's portfolio companies and harm the Fund's operating results.

        Many of the Fund's portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay the Fund's debt investments during these periods. Therefore, the Fund's non-performing assets are likely to increase, and the value of the Fund's portfolio is likely to decrease, during these periods. Adverse economic conditions may also decrease the value of any collateral securing the Fund's first lien or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in the Fund's portfolio and a decrease in the Fund's revenues, net income and net asset value. Unfavorable economic conditions also could increase the Fund's funding costs, limit the Fund's access to the capital markets or result in a decision by lenders not to extend credit to the Fund on terms it deems acceptable. These events could prevent the Fund from increasing investments and harm the Fund's operating results.

A covenant breach by the Fund's portfolio companies may harm the Fund's operating results.

        A portfolio company's failure to satisfy financial or operating covenants imposed by the Fund or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company's ability to meet its obligations under the debt or equity securities that the Fund holds. The Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on the Fund's operating results.

        Investments in middle market companies involve some of the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that they:

  •
  may have limited financial resources and may be unable to meet their obligations under their debt and equity securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral pledged under such securities and a reduction in the likelihood of the Fund realizing any guarantees the Fund may have obtained in connection with the Fund's investment;

  •
  have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors' actions and changing market conditions, as well as general economic downturns;

  •
  are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the Fund's portfolio company and, in turn, on the Fund;

  •
  generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, Fund's executive officers, trustees and members of FSEP II Advisor may, in the ordinary course of business, be named as defendants in litigation arising from the Fund's investments in the portfolio companies; and

  •
  may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

The Fund's portfolio companies may be highly leveraged.

        Some of the Fund's portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor in Fund Shares. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

The Fund may not realize gains from its equity investments.

        Certain investments that the Fund may make may include warrants or other equity securities. In addition, the Fund may make direct equity investments in portfolio companies. The equity interests the Fund receives may not appreciate in value and, in fact, may decline in value. Accordingly, the Fund may not be able to realize gains from the Fund's equity interests, and any gains that the Fund does realize on the disposition of any equity interests may not be sufficient to offset any other losses the Fund experiences. The Fund may also be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow the Fund to sell the underlying equity interests. The Fund may be unable to exercise any put rights the Fund acquires which grants the Fund the right to sell the Fund's equity securities back to the portfolio company for the consideration provided in the Fund's investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

        The Fund intends to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that the Fund holds. Second, the investments themselves often may be illiquid. The securities of many of the companies in which the Fund invests are not publicly-traded or actively-traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, such securities may be subject to legal and other restrictions on resale. As such, the Fund may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments may also be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. The Fund must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies. If the Fund is unable to uncover all material information about these companies, the Fund may not make a fully informed investment decision, and the Fund may lose money on its investments.

A lack of liquidity in certain of the Fund's investments may adversely affect the Fund's business.

        The Fund intends to invest in certain companies whose securities are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of certain of the Fund's investments may make it difficult for the Fund to sell these investments when desired. In addition, if the Fund is required to liquidate all or a portion of the Fund's portfolio quickly, the Fund may realize significantly less than the value at which the Fund had previously recorded these investments. The reduced liquidity of the Fund's investments may make it difficult for the Fund to dispose of them at a favorable price, and, as a result, the Fund may suffer losses.

The Fund may not have the funds or ability to make additional investments in its portfolio companies.

        The Fund may not have the funds or ability to make additional investments in its portfolio companies. After the Fund's initial investment in a portfolio company, the Fund may be called upon from time to time to provide additional funds to such company or have the opportunity to increase its investment through the exercise of a warrant to purchase common stock. There is no assurance that the Fund will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on the Fund's part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for the Fund to increase its participation in a successful operation or may reduce the expected return on the investment.

The Fund's investments may include original issue discount instruments.

        To the extent that the Fund invests in original issue discount instruments and the accretion of original issue discount constitutes a portion of the Fund's income, the Fund will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

  •
  Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability;

  •
  For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

  •
  The deferral of paid-in-kind, or PIK, interest may have a negative impact on liquidity, as it represents non-cash income that may require cash distributions to shareholders in order to maintain the Fund's RIC election; and

  •
  Original issue discount may create a risk of non-refundable cash payments to FSEP II Advisor based on non-cash accruals that may never be realized.

Prepayments of the Fund's debt investments by its portfolio companies could adversely impact its results of operations and reduce our return on equity.

        The Fund is subject to the risk that the investments it will make in its portfolio companies may be repaid prior to maturity. When this occurs, the Fund will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and the Fund could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our and the Fund's results of operations could be materially adversely affected if one or more of the Fund's portfolio companies elect to prepay amounts owed to it. Additionally, prepayments, net of prepayment fees, could negatively impact our and the Fund's return on equity.

Risks Related to Our and the Fund's Business and Structure

Our board of trustees may change the Fund's investment policy by providing our shareholders with 60 days' prior notice, or may modify or waive our and the Fund's current operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse.

        Our investment policy will be to invest substantially all of our assets in the Fund. The Fund's investment policy will be to invest, under normal circumstances, at least 80% of the Fund's total assets in securities of Energy companies. Our investment policies may be changed by our board of trustees if we provide our shareholders with at least 60 days' prior notice. In addition, our board of trustees and the Fund Board has the authority to modify or waive current operating policies, investment criteria and strategies without prior notice and without the approval of shareholders. We cannot predict the effect any changes to current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common shares or Fund Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from such offering in ways with which investors may not agree or for purposes other than those contemplated in this or any other prospectus relating to our continuous public offering. Finally, since our common shares are not expected to be listed on a national securities exchange, you will be limited in your ability to sell your common shares in response to any changes in our or the Fund's investment policy, operating policies, investment criteria or strategies.

The Fund's ability to achieve our investment objectives depends on FSEP II Advisor's and GSO's ability to manage and support the Fund's investment process. If either FSEP II Advisor or GSO were to lose any members of their respective senior management teams, our and the Fund's ability to achieve our investment objectives could be significantly harmed.

        Because we nor the Fund have any employees, we will depend on the investment expertise, skill and network of business contacts of FSEP II Advisor and GSO. FSEP II Advisor, with the assistance of GSO, will evaluate, negotiate, structure, execute, monitor and service the Fund's investments. Our future success will depend to a significant extent on the continued service and coordination of FSEP II Advisor and its senior management team. The departure of any members of FSEP II Advisor's senior management team could have a material adverse effect on our and the Fund's ability to achieve our investment objectives. Likewise, the departure of any key employees of GSO may impact its ability to render services to the Fund under the terms of its investment sub-advisory agreement with FSEP II Advisor.

        Our and the Fund's ability to achieve our investment objectives will depend on FSEP II Advisor's ability, with the assistance of GSO, to identify, analyze, invest in, finance and monitor companies that meet the Fund's investment criteria. FSEP II Advisor's capabilities in structuring the investment process, providing competent, attentive and efficient services to the Fund, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our and the Fund's investment objectives, FSEP II Advisor may need to hire, train, supervise and manage new investment professionals to participate in the Fund's investment selection and monitoring process. FSEP II Advisor may not be able to find investment professionals in a timely manner or at all. Failure to support the Fund's investment process could have a material adverse effect on our and the Fund's business, financial condition and results of operations.

        In addition, each of the investment advisory and administrative services agreement that FSEP II Advisor has entered into with the Fund, as well as the investment sub-advisory agreement that FSEP II Advisor has entered into with GSO have termination provisions that allow the parties to terminate the agreements without penalty. The investment advisory and administrative services agreement may be terminated at any time, without penalty, by FSEP II Advisor, upon 120 days' notice to the Fund. The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if the Fund Board or the holders of a majority of the outstanding Fund voting securities determine that the investment sub-advisory agreement with GSO should be terminated, by FSEP II Advisor. If either agreement is terminated, it may adversely affect the quality of the Fund's investment opportunities. In addition, in the event such agreements are terminated, it may be difficult for the Fund to replace FSEP II Advisor or for FSEP II Advisor to replace GSO. Furthermore, the termination of either of these agreements may adversely impact the terms of any financing arrangement into which the Fund may enter, which could have a material adverse effect on our and the Fund's business and financial condition.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of FSEP II Advisor and GSO to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

        If FSEP II Advisor or GSO fails to maintain its existing relationships with private equity sponsors, investment banks and commercial banks on which they rely to provide the Fund with potential investment opportunities or develop new relationships with other sponsors or sources of investment opportunities, the Fund may not be able to grow its investment portfolio. In addition, individuals with whom FSEP II Advisor and GSO have relationships are not obligated to provide the Fund with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for the Fund.

The Fund's financial condition and results of operations will depend on its ability to manage future growth effectively.

        The Fund's ability to achieve its investment objectives will depend on its ability to acquire suitable investments and monitor and administer those investments, which will depend, in turn, on its investment adviser's ability to identify, invest in and monitor companies that meet the Fund's investment criteria.

        Accomplishing this result on a cost-effective basis will largely be a function of the structuring of the Fund's investment process and the ability of FSEP II Advisor to provide competent, attentive and efficient services to the Fund. The Fund's executive officers and the members of FSEP II Advisor's investment committee have substantial responsibilities in connection with their roles at Franklin Square Holdings and with the other entities affiliated with Franklin Square Holdings, as well as responsibilities under the investment advisory and administrative services agreement. They may also be called upon to provide significant managerial assistance to certain of the Fund's portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order to grow, FSEP II Advisor will need to hire, train, supervise, manage and retain new employees. However, the Fund cannot assure you that FSEP II Advisor will be able to do so effectively. Any failure to manage the Fund's future growth effectively could have a material adverse effect on our and the Fund's business, financial condition and results of operations.

The Fund's business will require a substantial amount of capital to grow because it intends to distribute most of its income.

        The Fund's business will require a substantial amount of capital. The Fund intends to issue equity securities and may borrow from financial institutions. A reduction in the availability of new capital could limit its ability to grow. We and the Fund intend to distribute each tax year dividends of an amount at least equal to 90% of each of our investment company taxable income to qualify for and maintain our RIC status. As a result, any such cash earnings may not be available to fund investment originations. The Fund expects to borrow from financial institutions and issue debt and equity securities. If the Fund fails to obtain funds from such sources or from other sources to fund its investments, it could limit the Fund's ability to grow, which may have an adverse effect on the value of its and our securities. In addition, as a BDC, the Fund's ability to borrow or issue preferred shares may be restricted if its total assets are less than 200% of its total borrowings and preferred shares.

The Fund may face increasing competition for investment opportunities, which could delay deployment of the Fund's capital, reduce returns and result in losses.

        The Fund competes for investments with other BDCs and investment funds (including private equity funds, mezzanine funds and collateralized loan obligation, or CLO, funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle-market private U.S. companies may intensify. Many of the Fund's competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Fund does. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to the Fund. In addition, some of the Fund's competitors may have higher risk tolerances or different risk assessments than the Fund. These characteristics could allow the Fund's competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than the Fund is able to do.

        The Fund may lose investment opportunities if it does not match its competitors' pricing, terms and structure. If the Fund is forced to match its competitors' pricing, terms and structure, the Fund may not be able to achieve acceptable returns on its investments or may bear substantial risk of capital loss. A significant part of the Fund's competitive advantage stems from the fact that the market for investments in middle-market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of the Fund's competitors in this target market could force the Fund to accept less attractive investment terms. Furthermore, many of the Fund's competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on the Fund as a BDC.

A significant portion of the Fund's investment portfolio will be recorded at fair value as determined in good faith by the Fund Board and, as a result, there will be uncertainty as to the value of the Fund's portfolio investments.

        Under the 1940 Act, the Fund is required to carry its portfolio investments at market value or, if there is no readily available market value, at fair value as determined by the Fund Board. There will not be a public market for the securities of the privately-held companies in which the Fund intends to invest.

        Many of the Fund's investments will not be publicly-traded or actively-traded on a secondary market but, instead, will be traded on a privately negotiated over-the-counter secondary market for institutional investors or not traded at all. As a result, the Fund will value these securities quarterly at fair value as determined in good faith by the Fund Board.

        Certain factors that may be considered in determining the fair value of the Fund's investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company's earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, the Fund's determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, the Fund's fair value determinations may cause the Fund's net asset value on a given date to materially understate or overstate the value that the Fund may ultimately realize upon the sale of one or more of its investments.

There is a risk that investors in our common shares may not receive distributions or that our distributions may not grow over time.

        We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. All distributions will be paid at the discretion of our board of trustees and will depend on our earnings, our net investment income, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of trustees may deem relevant from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See "Regulation—Senior Securities."

The distribution proceeds may exceed the Fund's earnings, particularly during the period before it has substantially invested the net proceeds from our continuous public offering. Therefore, portions of the distributions that we make may represent a return of capital to you, which will lower your tax basis in your common shares.

        In the event that the Fund encounters delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our continuous public offering or from the Fund's borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering, including any fees payable to FSEP II Advisor by the Fund.

Changes in laws or regulations governing our operations or the operations of our business partners may adversely affect our businesses or cause us to alter our business strategy.

        We, the Fund and the Fund's portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we and the Fund are permitted to make, any of which could harm us, the Fund and our shareholders, potentially with retroactive effect. Changes in laws or regulations governing the operations of those with whom we or the Fund does business, including selected broker-dealers and other financial representatives selling our common shares, could also have a material adverse effect on our business, financial condition and results of operations.

        In addition, any changes to the laws and regulations governing our operations, including with respect to permitted investments, may cause us to alter our investment strategy to avail ourselves of new or different opportunities or make other changes to our business. Such changes could result in material differences to our and the Fund's strategies and plans as set forth in this prospectus and may result in the Fund's investment focus shifting from the areas of expertise of FSEP II Advisor and GSO to other types of investments in which FSEP II Advisor and GSO may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

As a public company, we will be subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.

        As a public company, we will be subject to regulations not applicable to private companies, including provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Beginning with our fiscal year ending December 31, 2015, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis, to evaluate and disclose changes in our internal control over financial reporting. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

        As a newly-formed company, developing an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process will also result in a diversion of management's time and attention. We cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Economic activity in the United States was adversely impacted by the global financial crisis of 2008 and future recessions, downturns, disruptions or instability could have a materially adverse effect on our business.

        From time to time, the global capital markets may experience periods of disruption and instability, which could cause disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of U.S. and foreign governments, these events could contribute to worsening general economic conditions that materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular.

        Beginning in the third quarter of 2007, global credit and other financial markets suffered substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty.

        Deterioration of economic and market conditions in the future could negatively impact credit spreads as well as the Fund's ability to obtain financing, particularly from the debt markets.

Future downgrades of the U.S. credit rating and global economic uncertainty could negatively impact our business, financial condition and results of operations.

        In August 2011, Standard & Poor's Ratings Services, or S&P, lowered its long-term sovereign credit rating on the U.S. from "AAA" to "AA+," which was affirmed by S&P in June 2013. In January 2012, S&P lowered its long-term sovereign credit rating for France, Italy, Spain and six other European countries, which has negatively impacted global markets and economic conditions. In addition, in April 2012, S&P further lowered its long-term sovereign credit rating for Spain. Recent U.S. budget deficit concerns, together with signs of deteriorating sovereign debt conditions in Europe, have increased the possibility of additional credit-rating downgrades and economic slowdowns. The impact of any further downgrade to the U.S. government's sovereign credit rating, or its perceived creditworthiness, and the impact of the current crisis in Europe with respect to the ability of certain European Union countries to continue to service their sovereign debt obligations is inherently unpredictable and could adversely affect the U.S. and global financial markets and economic conditions. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. There can be no assurance that future fiscal or monetary measures to aid economic recovery will be effective. These developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact the Fund's ability to obtain debt financing on favorable terms. In addition, any adverse economic conditions resulting from any further downgrade of the U.S. government's sovereign credit rating or the economic crisis in Europe could have a material adverse effect on our business, financial condition and results of operations.

The impact of recent financial reform legislation on the Fund is uncertain.

        In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended, or the Dodd-Frank Act, institutes a wide range of reforms that will have an impact on all financial institutions. Many of the requirements called for in the Dodd-Frank Act will be implemented over time, most of which will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the

Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on the Fund's business, results of operations or financial condition is unclear. The changes resulting from the Dodd-Frank Act may require the Fund to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements. Failure to comply with any such laws, regulations or principles, or changes thereto, may negatively impact the Fund's business, results of operations and financial condition. While the Fund cannot predict what effect any changes in the laws or regulations or their interpretations would have on the Fund as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

        We could experience fluctuations in our quarterly operating results due to a number of factors, including the Fund's ability or inability to make investments in companies that meet the Fund's investment criteria, the interest rate payable on the debt securities it acquires, the level of the Fund's expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which the Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Risks Related to FSEP II Advisor and Its Affiliates

FSEP II Advisor has no prior experience managing a BDC or a RIC.

        While FSEP II Advisor's management team consists of substantially the same personnel that form the investment and operations team of the investment advisers to Franklin Square Holdings' four other affiliated BDCs, FSEP II Advisor is a new entity and has no prior experience managing a BDC or a RIC and has no experience investing in Energy companies. Therefore, FSEP II Advisor may not be able to successfully operate the Fund's business or achieve our and the Fund's investment objectives. As a result, an investment in our common shares may entail more risk than the shares of a comparable company with a substantial operating history.

        The 1940 Act and the Code impose numerous constraints on the operations of BDCs and RICs that do not apply to other types of investment vehicles. For example, under the 1940 Act, BDCs are required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly-traded public companies. Moreover, qualification for RIC tax treatment under Subchapter M of the Code requires satisfaction of source-of-income, diversification and other requirements. The failure to comply with these provisions in a timely manner could prevent us from qualifying as a BDC or a RIC or could force us to pay unexpected taxes and penalties, which could be material. FSEP II Advisor's lack of experience in managing a portfolio of assets under such constraints may hinder its ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objectives.

FSEP II Advisor and its affiliates, including our officers and some of our trustees, will face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

        FSEP II Advisor and its affiliates will receive substantial fees from the Fund in return for their services, and these fees could influence the advice provided to the Fund. Among other matters, the compensation arrangements could affect their judgment with respect to public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and FSEP II Advisor to earn increased asset management fees. In addition, the decision to utilize leverage will increase the Fund's assets and, as a result, will increase the amount of base management fees payable to FSEP II Advisor.

The Fund may be obligated to pay FSEP II Advisor incentive compensation even if the Fund incurs a net loss due to a decline in the value of its portfolio.

        The Fund's investment advisory and administrative services agreement entitles FSEP II Advisor to receive incentive compensation on income regardless of any capital losses. In such case, the Fund may be required to pay FSEP II Advisor incentive compensation for a fiscal quarter even if there is a decline in the value of the Fund's portfolio or if it incurs a net loss for that quarter.

        Any incentive fee payable by the Fund that relates to the Fund's net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. FSEP II Advisor is not under any obligation to reimburse the Fund for any part of the incentive fee it received that was based on accrued income that the Fund never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in the Fund paying an incentive fee on income it never received.

        For federal income tax purposes, the Fund will be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in some circumstances in which the Fund does not receive a corresponding payment in cash and to make distributions with respect to such income to maintain the Fund's status as a RIC. Under such circumstances, the Fund may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that the Fund is required to pay an incentive fee with respect to such accrued income. As a result, the Fund may have to sell some of its investments at times and/or at prices the Fund would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

There may be conflicts of interest related to obligations FSEP II Advisor's and GSO's senior management and investment teams have to the Fund's affiliates and to other clients.

        The members of the senior management and investment teams of both FSEP II Advisor and GSO serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund does, or of investment funds managed by the same personnel. For example, the officers, managers and other personnel of FSEP II Advisor also serve in similar capacities to the investment advisers to Franklin Square Holdings' four other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, and FS Energy and Power Fund, and Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. In serving in these multiple and other capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the Fund's best interests or in the best interest of our shareholders. The Fund's investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, the Fund relies on FSEP II Advisor to manage the Fund's day-to-day activities and to implement its investment strategy. FSEP II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, FSEP II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of other entities affiliated with Franklin Square Holdings. FSEP II Advisor and its employees will devote only as much of its or their time to the Fund's business as FSEP II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

        Furthermore, GSO, on which FSEP II Advisor will rely to assist it in identifying investment opportunities and making investment recommendations, has similar conflicts of interest. GSO or its affiliate, GDFM, serves as investment sub-adviser to Franklin Square Holdings' four other affiliated BDCs and Franklin Square Holdings' affiliated closed-end management investment company. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to the Fund's activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund's investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to the Fund's business but will be allocated between us and the management of the monies of other advisees of GSO and its affiliates. See "Prospectus Summary—Conflicts of Interest" and "Discussion of the Company's Expected Operating Plans—Related Party Transactions—Potential Conflicts of Interest" for a more detailed discussed of these potential conflicts of interest.

The time and resources that individuals employed by FSEP II Advisor and GSO devote to the Fund may be diverted, and the Fund may face additional competition due to the fact that individuals employed by FSEP II Advisor and GSO are not prohibited from raising money for or managing another entity that makes the same types of investments that the Fund targets.

        Neither FSEP II Advisor nor GSO, or individuals employed by FSEP II Advisor or GSO, are prohibited from raising money for and managing another investment entity that makes the same types of investments as those the Fund targets. As a result, the time and resources that these individuals may devote to the Fund may be diverted. In addition, the Fund may compete with any such investment entity for the same investors and investment opportunities. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates. Because the Fund did not seek exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. Affiliates of GSO, whose primary businesses include the origination of investments, engage in investment advisory business with accounts that compete with the Fund. Affiliates of GSO have no obligation to make their originated investment opportunities available to GSO or to the Fund.

The Fund's incentive fee may induce FSEP II Advisor to make, and GSO to recommend, speculative investments.

        The incentive fee payable by the Fund to FSEP II Advisor may create an incentive for it to enter into investments on the Fund's behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to FSEP II Advisor will be determined may encourage it to use leverage to increase the return on the Fund's investments. In addition, the fact that the Fund's base management fee will be payable based upon the Fund's average weekly gross assets, which would include any borrowings for investment purposes, may encourage FSEP II Advisor to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common shares. Such a practice could result in the Fund investing in more speculative securities than would otherwise be in the Fund's best interests, which could result in higher investment losses, particularly during cyclical economic downturns. In addition, since GSO will receive a portion of the advisory fees paid to FSEP II Advisor, GSO may have an incentive to recommend investments that are riskier or more speculative.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

        As a BDC, we may not acquire any assets other than "qualifying assets" unless, at the time of such acquisition, at least 70% of our total assets are qualifying assets. See "Regulation." Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent the Fund from making additional investments in existing portfolio companies, which could result in the dilution of its position, or could require the Fund to dispose of investments at an inopportune time to comply with the 1940 Act. If the Fund were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

        If we or the Fund do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing the Fund's operation as a BDC and a RIC will affect the Fund's ability to raise, and the way in which the Fund raises, additional capital or borrows for investment purposes, which may have a negative effect on the Fund's growth.

        As a result of the Annual Distribution Requirement to qualify as a RIC, the Fund may need to periodically access the capital markets to raise cash to fund new investments. The Fund may issue "senior securities," as defined in the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that the Fund's asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. The Fund's ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit the Fund's investment opportunities and reduce the Fund's ability in comparison to other companies to profit from favorable spreads between the rates at which the Fund can borrow and the rates at which the Fund can lend. As a BDC, therefore, the Fund intends to issue equity continuously at a rate more frequent than the Fund's privately-owned competitors, which may lead to greater shareholder dilution.

        The Fund expects to borrow for investment purposes. If the value of the Fund's assets declines, the Fund may be unable to satisfy the asset coverage test, which would prohibit the Fund from paying distributions and could prevent the Fund from qualifying as a RIC. If the Fund cannot satisfy the asset coverage test, the Fund may be required to sell a portion of its investments and, depending on the nature of the Fund's debt financing, repay a portion of its indebtedness at a time when such sales may be disadvantageous.

        Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price per share, after deducting upfront selling commissions, that is below our net asset value per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of the common shares if our board of trustees and independent trustees determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders as well as those shareholders that are not affiliated with us approve such sale.

Pending legislation may allow the Fund to incur additional leverage.

        As a BDC, the Fund is generally not permitted to incur indebtedness unless immediately after such borrowing it has an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of the Fund's assets). Legislation was previously introduced in the U.S. House of Representatives that proposed a modification of this section of the 1940 Act to permit an increase in the amount of debt that BDCs could incur by modifying the percentage from 200% to 150%. Similar legislation may be reintroduced and may pass that permits the Fund to incur additional leverage under the 1940 Act. As a result, the Fund may be able to incur additional indebtedness in the future, and, therefore, your risk of an investment in us may increase.

The Fund's ability to enter into transactions with its affiliates will be restricted.

        The Fund will be prohibited under the 1940 Act from participating in certain transactions with certain of its affiliates without the prior approval of a majority of the independent members of the Fund Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the Fund's outstanding voting securities will be the Fund's affiliate for purposes of the 1940 Act and the Fund will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Fund Board. The 1940 Act also prohibits certain "joint" transactions with certain of the Fund's affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of the Fund Board and, in some cases, the SEC. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates. If a person acquires more than 25% of the Fund's voting securities, the Fund will be prohibited from buying or selling any security from or to such person or certain of that person's affiliates, or entering into prohibited joint transactions with such persons to the extent not covered by the Fund's exemptive relief, absent the prior approval of the SEC. Similar restrictions limit the Fund's ability to transact business with the Fund's officers or trustees or their affiliates. As a result of these restrictions, the Fund may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by FSEP II Advisor without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to the Fund.

The Fund is uncertain of its sources for funding its future capital needs; if the Fund cannot obtain debt or equity financing on acceptable terms, the Fund's ability to acquire investments and to expand its operations will be adversely affected.

        The net proceeds from the sale of Fund Shares will be used for the Fund's investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other fees. Any working capital reserves the Fund maintains may not be sufficient for investment purposes, and the Fund may require debt or equity financing to operate. Pursuant to tax rules that apply to the Fund, the Fund will be required to distribute dividends of an amount at least equal to 90% of its net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to its shareholders to maintain its RIC status. Accordingly, in the event that the Fund develops a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to the Fund. Consequently, if the Fund cannot obtain debt or equity financing on acceptable terms, the Fund's ability to acquire investments and to expand its operations will be adversely affected. As a result, the Fund would be less able to allocate its portfolio among various issuers and sub-sectors and achieve its investment objectives, which may negatively impact the Fund's results of operations and reduce the Fund's ability to make distributions to Fund Shareholders.

Energy Company Risks

        The Fund's investment policy will be to invest, under normal circumstances, at least 80% of the Fund's total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. The revenues, income (or losses) and valuations of Energy companies can fluctuate suddenly and dramatically due to a number of factors.

Because the Fund's investment policy will be to invest at least 80% of the Fund's total assets in securities of Energy companies, the Fund's portfolio will not be well allocated among various industries.

        As there can be a correlation in the valuation of the securities in the Fund's portfolio, a decline in value of the securities of one company may be accompanied by a decline in the valuations of the securities of other companies within the Energy industry that the Fund may hold in its portfolio. A decline in value of the securities of such issuers or a downturn in the Energy sector might have a more severe impact on the Fund than on an entity that is more broadly allocated among various industries.

An increase or decrease in commodity supply or demand may adversely affect the Fund's business.

        A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities, a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, or a sustained decline in demand for such commodities may adversely impact the financial performance or prospects of Energy companies in which the Fund may invest. Energy companies are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion of natural gas, natural gas liquids, crude oil or coal production, rising interest rates, declines in domestic or foreign production of natural gas, natural gas liquids and crude oil, accidents or catastrophic events and economic conditions, among others.

An increase or decrease in commodity pricing may adversely affect the Fund's business.

        The return on the Fund's prospective investments in Energy companies will be dependent on the margins received by those companies for the exploration, development, production, gathering, transportation, processing, storing, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power. These margins may fluctuate widely in response to a variety of factors including global and domestic economic conditions, weather conditions, natural disasters, the supply and price of imported energy commodities, the production and storage levels of energy commodities in certain regions or in the world, political instability, terrorist activities, transportation facilities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices may also make it more difficult for Energy companies in which the Fund may invest to raise capital to the extent the market perceives that their performance may be directly or indirectly tied to commodity prices.

Cyclicality within the Energy sector may adversely affect the Fund's business.

        Industries within the Energy sector are cyclical with fluctuations in commodity prices and demand for commodities driven by a variety of factors. The highly cyclical nature of the industries within the

Energy sector may lead to volatile changes in commodity prices, which may adversely affect the earnings of Energy companies in which the Fund may invest.

Changes in international, foreign, federal, state or local government regulation may adversely affect the Fund's business.

        Energy companies are subject to significant international, foreign, federal, state and local government regulation, including how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. For example, many state and federal environmental laws provide for civil penalties as well as regulatory remediation, thus adding to the potential liability an Energy company may face. More extensive laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of Energy companies in which the Fund may invest.

        In particular, changes to laws and increased regulations or enforcement policies as a result of oil spills may adversely affect the financial performance of Energy companies. Additionally, changes to laws and increased regulation or restrictions on the use of hydraulic fracturing may adversely impact the ability of Energy companies to economically develop oil and natural gas resources and, in turn, reduce production for such commodities. Any such changes or increased regulations or policies may adversely affect the performance of Energy companies in which the Fund may invest.

Energy companies are subject to various operational risks.

        Energy companies are subject to various operational risks, such as disruption of operations, mining, drilling or installation accidents, inability to timely and effectively integrate newly acquired assets, unanticipated operation and maintenance expenses, lack of proper asset integrity, underestimated cost projections, inability to renew or increased costs of rights of way, failure to obtain the necessary permits to operate and failure of third-party contractors to perform their contractual obligations. Thus, some Energy companies may be subject to construction risk, acquisition risk or other risks arising from their specific business strategies.

Energy companies that focus on exploration and production are subject to numerous reserve and production related risks.

        Exploration and production businesses are subject to overstatement of the quantities of their reserves based upon any reserve estimates that prove to be inaccurate, the possibility that no commercially productive oil, natural gas or other energy reservoirs will be discovered as a result of drilling or other exploration activities, the curtailment, delay or cancellation of exploration activities as a result of unexpected conditions or miscalculations, title problems, pressure or irregularities in formations, equipment failures or accidents, adverse weather conditions, compliance with environmental and other governmental requirements and cost of, or shortages or delays in the availability of, drilling rigs and other exploration equipment, and operational risks and hazards associated with the development of the underlying properties, including natural disasters, blowouts, explosions, fires, leakage of crude oil, natural gas or other resources, mechanical failures, cratering and pollution.

Competition between Energy companies may adversely affect the Fund's business.

        The Energy companies in which the Fund may invest face substantial competition in acquiring assets, expanding or constructing assets and facilities, obtaining and retaining customers and contracts, securing trained personnel and operating their assets. Many of their competitors may have superior financial and other resources.

Inability by companies in which the Fund may invest to make accretive acquisitions may adversely affect the Fund's business.

        The ability of Energy companies in which the Fund may invest to grow and, where applicable, to increase dividends or distributions to their equity holders can be highly dependent on their ability to make acquisitions of infrastructure assets that result in an increase in free cash flow. In the event that such companies are unable to make such accretive acquisitions because they are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, because they are unable to raise financing for such acquisitions on economically acceptable terms, or because they are outbid by competitors, their future growth and ability to make or raise dividends or distributions will be limited and their ability to repay their debt and make payments to preferred equity holders may be weakened. Furthermore, even if these companies do consummate acquisitions that they believe will be accretive, the acquisitions may instead result in a decrease in free cash flow.

A significant accident or event that is not fully insured could adversely affect the operations and financial condition of Energy companies in which the Fund may invest.

        The operations of Energy companies in which the Fund may invest are subject to many hazards inherent in the transporting, processing, storing, distributing, mining, generating or marketing of natural gas, natural gas liquids, crude oil, coal, refined products, power or other commodities, or in the exploring, managing or producing of such commodities, including: damage to pipelines, storage tanks, vessels or related equipment and surrounding properties caused by hurricanes, tornadoes, floods, fires and other natural disasters or by acts of terrorism; inadvertent damage from construction or other equipment; leaks of natural gas, natural gas liquids, crude oil, refined products or other commodities; and fires and explosions. Further, since the September 11th terrorist attacks, the U.S. government has issued warnings that energy assets and facilities, specifically U.S. pipeline infrastructure, may be targeted in future terrorist attacks. These risks could result in substantial losses due to personal injury or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in the curtailment or suspension of their related operations. Not all Energy companies are fully insured against all risks inherent to their businesses. If a significant accident or event occurs that is not fully insured, it could adversely affect the Energy company's operations and financial condition. In addition, any increased governmental regulation to mitigate such risks (including regulations related to recent oil spills or hydraulic fracturing), could increase insurance premiums and other operating costs for Energy companies in which the Fund may invest.

Energy reserves naturally deplete as they are produced over time and this may adversely affect the Fund's business.

        Energy reserves naturally deplete as they are produced over time. Many Energy companies are either engaged in the production of natural gas, natural gas liquids, crude oil or coal, or are engaged in transporting, storing, distributing and processing these items or their derivatives on behalf of shippers. To maintain or grow their revenues, these companies or their customers need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources or through acquisitions. The financial performance of Energy companies in which the Fund may invest may be adversely affected if they, or the companies to whom they provide services, are unable to cost-effectively acquire additional reserves sufficient to replace the depleted reserves. If an Energy company fails to add reserves by acquiring or developing them, its reserves and production will decline over time as the reserves are produced. If an Energy company is not able to raise capital on favorable terms, it may not be able to add to or maintain its reserves.

Infrastructure assets may be the future target of terrorist organizations.

        The terrorist attacks in the United States on September 11, 2001, had a disruptive effect on the economy and the securities markets. United States military and related action in the Middle East and elsewhere could have significant adverse effects on the U.S. economy and the stock market. Uncertainty surrounding military strikes or actions or a sustained military campaign may affect an Energy company's operations in unpredictable ways, including disruptions of fuel supplies and markets, and infrastructure assets could be direct targets, or indirect casualties, of an act of terror. The U.S. government has issued warnings that infrastructure assets, specifically the United States' pipeline infrastructure, may be the future target of terrorist organizations. In addition, changes in the insurance markets have made certain types of insurance more difficult, if not impossible, to obtain and have generally resulted in increased premium costs.

Certain Energy companies are dependent on their parents or sponsors for a majority of their revenues and may be subject to affiliate party risk.

        Certain Energy companies in which the Fund may invest are dependent on their parents or sponsors for a majority of their revenues. Any failure by an Energy company's parent or sponsor to satisfy its payments or obligations would impact the Energy company's revenues and cash flows and ability to make distributions.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, may adversely affect the businesses in which the Fund invests.

        Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes, boycotts and government inspections or requisitioning of vessels. These types of events could impact the delivery of commodities or impact pricing of commodities.

Risks Related to the Fund's Investments in MLPs

        An investment in MLP units involves certain risks which differ from an investment in the common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units. See "Risk Factors—Risks Related to Federal Income Tax."

An MLP's cash flow, and consequently its distributions, are subject to operational and general energy industry risks, which may result in disparate quarterly distributions.

        A portion of the cash flow received by the Fund may be derived from investments in the equity securities of MLPs. The amount of cash that an MLP has available for distributions and the tax character of such distributions depend upon the amount of cash generated by the MLP's operations. Cash available for distribution will vary from quarter to quarter and is largely dependent on factors affecting the MLP's operations and factors affecting the Energy industry in general. In addition to the risk factors described above, other factors which may reduce the amount of cash an MLP has available for distribution in a given quarter include increased operating costs, maintenance capital expenditures, acquisition costs, expansion, construction or exploration costs and borrowing costs.

Investments in MLPs may have limited liquidity.

        Although common units of some MLPs may trade on public exchanges, certain of these securities may trade less frequently, particularly those with smaller capitalizations. Securities with limited trading volumes may display volatile or erratic price movements. As a result, these securities may be difficult to dispose of at a fair price at the times when the Fund believes it is desirable to do so. These securities are also more difficult to value, and the Fund's judgment as to value will often be given greater weight than market quotations, if any exist. Investment of the Fund's capital in securities that are less actively traded, or over time experience decreased trading volume, may restrict the Fund's ability to take advantage of other market opportunities. In addition, many MLP units are privately held.

Investments in MLPs are susceptible to interest rate fluctuation risks.

        Interest rate risk is the risk that securities will decline in value because of changes in market interest rates. The yields of equity and debt securities of MLPs are susceptible in the short-term to fluctuations in interest rates and, like treasury bonds, the prices of these securities typically decline when interest rates rise. Accordingly, the Fund's net asset value may be impacted by an increase in interest rates. Further, rising interest rates could adversely impact the financial performance of MLPs in which the Fund invests by increasing their costs of capital. This may reduce their ability to execute acquisitions or expansion projects in a cost-effective manner.

The Fund's investments in MLPs may be subject to additional fees and expenses, including management and incentive fees, and, as a result, the Fund's investments in MLPs may achieve a lower rate of return than its other investments.

        MLPs are subject to additional fees, some of which are paid regardless of the performance of its assets. The Fund will pay certain management fees to the adviser entity of any MLP in which the Fund invests. FSEP II Advisor will also earn its base management fee from the Fund based on the Fund's gross assets, including the Fund's investment in any such MLP; therefore, the Fund will be paying both FSEP II Advisor's base management fee and any management fees charged by an MLP. As a result, the Fund's investment returns attributable to MLPs in which the Fund invests may be lower than other investments the Fund selects. In addition, because the fees received by an MLP adviser are typically based on the managed assets of the MLP, including the proceeds of any leverage it may incur, the MLP adviser has a financial incentive to utilize leverage, which may create a conflict of interest between the MLP adviser and the Fund as a shareholder in the MLP.

Risks Related to Debt Financing

If the Fund borrows money, which the Fund currently intends to do, the potential for gain or loss on amounts invested in the Fund will be magnified and may increase the risk of investing in the Fund.

        The use of borrowings and other types of financing, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risk of investing in our shares. If the Fund uses leverage to partially finance the Fund's investments, through borrowing from banks and other lenders, we, and therefore you, will experience increased risks of investing in Fund Shares. Any lenders and debt holders would have fixed dollar claims on the Fund's assets that are superior to the claims of the Company, as a Fund Shareholder. If the value of the Fund's assets increases, leverage would cause the net asset value attributable to Fund Shares to increase more sharply than it would have had the Fund not leveraged. Conversely, if the value of the Fund's assets decreases, leverage would cause net asset value to decline more sharply than it otherwise would have had the Fund not leveraged. Similarly, any increase in the Fund's income in excess of interest payable on the borrowed funds would cause the Fund's net income to increase more than it would without the leverage, while any decrease in the Fund's income would cause net income to decline more sharply than it would have had the Fund not borrowed. Such a decline could negatively affect the Fund's ability to make common share distribution payments. Leverage is generally considered a speculative investment technique. In addition, the decision to utilize leverage will increase the Fund's assets and, as a result, will increase the amount of base management fees payable to FSEP II Advisor.

Changes in interest rates may affect the Fund's cost of capital and net investment income.

        Since the Fund intends to use debt to finance investments, the Fund's net investment income will depend, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which the Fund invests those funds. As a result, the Fund can offer no assurance that a significant change in market interest rates will not have a material adverse effect on the Fund's net investment income. In periods of rising interest rates when the Fund has debt outstanding, the Fund's cost of funds will increase, which could reduce the Fund's net investment income. The Fund expects that its long-term fixed-rate investments will be financed primarily with equity and long-term debt. The Fund may use interest rate risk management techniques in an effort to limit the Fund's exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit the Fund's ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund's business, financial condition and results of operations. Also, the Fund has limited experience in entering into hedging transactions, and the Fund will initially have to develop such expertise or arrange for such expertise to be provided.

        A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the Fund's debt investments. Accordingly, an increase in interest rates would make it easier for the Fund to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to FSEP II Advisor with respect to pre-incentive fee net investment income. See "Investment Advisory and Administrative Services Agreement."

Risks Related to Federal Income Tax

We will be subject to corporate-level income tax if we and the Fund are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

        In order for us and the Fund to qualify for and maintain RIC tax treatment under Subchapter M of the Code, we and the Fund must meet the following annual distribution, income source and asset diversification requirements. See "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

  •
  The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. Because the Fund may use debt financing, the Fund is subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If the Fund is unable to obtain cash from other sources, we and the Fund could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

  •
  The income source requirement will be satisfied if we and the Fund obtain at least 90% of our gross income for each tax year from dividends, interest, gains from the sale of securities or similar sources.

  •
  The asset diversification requirement will be satisfied if we and the Fund meet certain asset diversification requirements at the end of each quarter of our respective tax years. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs and other securities if such securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships." Failure to meet these requirements may result in the Fund having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of the Fund's investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

        We will invest substantially all of our assets in the Fund, which intends to qualify as a RIC. If we or the Fund fails to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

The Fund may have difficulty paying its required distributions if the Fund recognizes income before or without receiving cash representing such income.

        For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if the Fund holds debt instruments that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each tax year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same tax year. The Fund may also have to include in income other amounts that the Fund has have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. It is anticipated that a portion of the Fund's income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, the Fund may elect to amortize market discounts and include such amounts in its taxable income in the current tax year, instead of upon disposition, as an election not to do so would limit the Fund's ability to deduct interest expenses for tax purposes.

        Because any original issue discount or other amounts accrued will be included in the Fund's investment company taxable income for the tax year of the accrual, the Fund may be required to make a distribution to Fund Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty maintaining RIC tax treatment under Subchapter M of the Code. As a result, the Fund may have to sell some of its investments at times and/or at prices that the Fund would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see "Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

The Fund may be adversely affected if an MLP or other non-corporate business structure in which the Fund invests is treated as a corporation, rather than a partnership, for federal income tax purposes.

        The Fund's ability to meet its investment objectives will depend on the level of taxable income and distributions and dividends the Fund receives from the MLPs and other Energy company securities in which the Fund may invest, a factor over which the Fund has no control. The benefit the Fund derives from an investment in MLPs will be largely dependent on the MLPs being treated as partnerships for federal income tax purposes. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP's business, an MLP is treated as a corporation for federal income tax purposes, such MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by the Fund would be taxed under federal income tax laws applicable to corporate distributions (as dividend income, return of capital or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to the Fund, likely causing a reduction in the value of Fund Shares.

The Fund may be adversely affected if an MLP or other non-corporate business structure in which the Fund invests is unable to take advantage of certain tax deductions for federal income tax purposes and the Fund's income from investments in MLPs may exceed the cash received from such investments.

        As a limited partner in the MLPs in which the Fund seeks to invest, the Fund will receive its share of income, gains, losses, deductions and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. The Fund will incur a current tax liability on its share of an MLP's income and gains that is not offset by tax deductions, losses, and credits, or its net operating loss carryforwards, if any. The percentage of an MLP's income and gains which is offset by tax deductions, losses, and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in the Fund's portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in the Fund's net ordinary income that the Fund is required to distribute to Fund Shareholders to maintain the Fund's status as a RIC and to eliminate the Fund's liability for federal income tax. If the Fund's income from its investments in MLPs exceeds the cash distributions received from such investments, the Fund may need to obtain cash from other sources in order to satisfy such distribution requirements. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify for or maintain RIC tax treatment and become subject to corporate-level federal income tax. The Fund may also recognize gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed or deemed distributed in order to avoid liability for corporate-level federal income taxes on such gain. See "Material U.S. Federal Income Tax Considerations."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our or the Fund's future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

  •
  our or the Fund's future operating results;

  •
  our or the Fund's business prospects and the prospects of the companies in which the Fund may invest;

  •
  the impact of the investments that the Fund expects to make;

  •
  the ability of the Fund's portfolio companies to achieve their objectives;

  •
  our or the Fund's expected financings and investments;

  •
  the adequacy of our or the Fund's cash resources, financing sources and working capital;

  •
  the timing and amount of cash flows, distributions and dividends, if any, from the Fund's portfolio companies;

  •
  our or the Fund's contractual arrangements and relationships with third parties;

  •
  actual and potential conflicts of interest with FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC, FS Global Advisor, LLC, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund, FS Global Credit Opportunities Fund, GSO or any of their affiliates;

  •
  the dependence of our or the Fund's future success on the general economy and its effect on the industries in which the Fund may invest;

  •
  the Fund's use of financial leverage;

  •
  the ability of FSEP II Advisor to locate suitable investments for the Fund, and to monitor and administer the Fund's investments;

  •
  the ability of FSEP II Advisor or its affiliates to attract and retain highly talented professionals;

  •
  the ability to qualify and maintain our and the Fund's qualification as a RIC and as a BDC;

  •
  the impact on our or the Fund's business of the Dodd-Frank Act and the rules and regulations issued thereunder;

  •
  the effect of changes to tax legislation and our or the Fund's tax position; and

  •
  the tax status of the enterprises in which the Fund may invest.

        In addition, words such as "anticipate," "believe," "expect" and "intend" indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our and the Fund's actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

  •
  changes in the economy;

  •
  risks associated with possible disruption in our or the Fund's operations or the economy generally due to terrorism or natural disasters; and

  •
  future changes in laws or regulations and conditions in our or the Fund's operating areas.

        We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we may file in the future with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

 ESTIMATED USE OF PROCEEDS

        We will invest substantially all of the net proceeds from the sale of our common shares in the Fund as of the date of the weekly closing on which we receive such proceeds. Any assets of ours that are not invested in the Fund will be used to meet our ongoing expenses. We expect that following receipt of the net offering proceeds by the Fund, the Fund will invest such proceeds as soon as practicable in private U.S. Energy companies in accordance with the Fund's investment objectives and using the strategy described in this prospectus and consistent with market conditions and the availability of suitable investments. The Fund's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of Energy companies. There can be no assurance that we will be able to sell all the common shares we are offering. If we sell only a portion of the common shares we are offering, we and the Fund may be unable to achieve our investment objectives or allocate the Fund's portfolio among various issuers and sub-sectors.

        The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell the maximum number of common shares registered in this offering, or 300,000,000 common shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common shares and the actual number of common shares we sell in this offering. The table below assumes that common shares are sold at the initial offering price of $10.55 per share. Such amount is subject to increase or decrease based upon, among other things, our net asset value per share.

        Pursuant to separate expense support and conditional reimbursement agreements entered into by Franklin Square Holdings with each of us and the Fund, or the expense reimbursement agreements, Franklin Square Holdings has agreed to reimburse us and the Fund for expenses in an amount that is sufficient to ensure that no portion of our or the Fund's distributions will be paid from offering proceeds or borrowings. Although Franklin Square Holdings may terminate the expense reimbursement agreements at any time, it has indicated that it expects to continue such reimbursements until it deems that we and the Fund have achieved economies of scale sufficient to ensure that each of us and the Fund bears a reasonable level of expenses in relation to our respective income. In the event that the expense reimbursement agreements are terminated, we and the Fund may pay distributions from offering proceeds or borrowings. In addition, we and the Fund have not established limits on the use of proceeds from this offering or the amount of funds we and the Fund may use from available sources to make distributions to shareholders.

        Pending investment of the proceeds raised in this offering, the Fund intends to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with the Fund's BDC election and its intention to elect to be taxed as a RIC.

        The amounts in this table assume that the full upfront sales commissions are paid on all of our common shares offered to the public on a best efforts basis. All or a portion of the upfront selling commission may be reduced or eliminated in connection with certain categories of sales, such as sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. See "Plan of Distribution." The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investment in the Fund.

        In addition, under the terms of the administration agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 0.75% of the gross proceeds raised in this offering until all organization and offering costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. Although FSEP II Advisor will be entitled to receive up to 0.75% of gross proceeds received in this offering, we estimate that our total organization and offering costs for this offering will be approximately 0.5% of our total gross proceeds.

        Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Maximum Offering
	Amount	%
Gross Proceeds	$3,165,000,000	100.0%
Less:
Upfront Selling Commission	165,000,000	5.2%
Offering Expenses	15,825,000	0.5%

Net Proceeds/Amount Available for Investments	$2,984,175,000	94.3%

 DISTRIBUTIONS

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. Our distributions are expected to be paid using distributions made by the Fund, net of any operating expenses. Fund distributions are expected to consist of all or a portion of the Fund's Available Operating Funds. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. For example, our board of trustees may periodically declare share distributions in order to reduce our net asset value per share if necessary to ensure that we do not sell common shares at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. We have not established limits on the amount of funds we may use from available sources to make distributions.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our and the Fund's distributions may be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor payable by the Fund, that are subject to repayment by us and the Fund, as applicable, within three years. The purpose of this arrangement is to ensure that no portion of our or the Fund's distributions to shareholders will be paid from offering proceeds or borrowings. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on the Fund's investment performance, and can only be sustained if we and the Fund achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. You should also understand that our and the Fund's future repayment of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we or the Fund will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter. During certain periods, the Fund's distributions may exceed the Fund's earnings, especially during the period before the Fund has substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions the Fund makes will represent a return of capital to us. To the extent that we pay distributions to our shareholders using proceeds we receive from Fund distributions, such distributions would similarly constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of an investor's investment rather than a return of earnings or gains derived from the Fund's investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor by the Fund. Each year shareholders will be notified regarding the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of capital, the latter of which is a non-taxable distribution).

        Pursuant to the expense reimbursement agreements, Franklin Square Holdings has agreed to reimburse us and the Fund for expenses in an amount that is sufficient to ensure that no portion of our or the Fund's distributions to shareholders will be paid from offering proceeds or borrowings. However, because certain investments that the Fund may make, including preferred and common equity investments, may generate dividends and other distributions to the Fund that are treated for tax purposes as a return of capital, a portion of distributions by the Fund to its shareholders (and therefore a portion of our distributions to our shareholders) may also be deemed to constitute a return of capital for tax purposes to the extent that the Fund may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Fund for the portion of such distributions to its shareholders (nor will it reimburse us for the portion of our such distributions) that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions. See "Material U.S. Federal Income Tax Considerations."

        Under the expense reimbursement agreement with the Fund, Franklin Square Holdings will reimburse the Fund for expenses in an amount equal to the difference between its cumulative regular cash distributions paid to Fund Shareholders in each quarter, less the Fund's Available Operating Funds in such quarter.

        The Fund has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under this arrangement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, (x) the Fund's Available Operating Funds exceed (y) the cumulative regular cash distributions paid to Fund Shareholders in such quarter; provided, however, that (i) the Fund will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause the "other Fund operating expenses" (as defined below) (on an annualized basis and net of any expense support payments received by the Fund during such fiscal year) to exceed the lesser of (A) 1.75% of the Fund's average net assets attributable to Fund Shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Fund's average net assets attributable to Fund Shares represented by "other Fund operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year) and (ii) the Fund will not reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions per Fund Share declared by the Fund at the time of such reimbursement payment is less than the annualized rate of regular cash distributions per Fund Share declared by the Fund at the time Franklin Square Holdings made the expense support payment to which such reimbursement relates. The Fund is not obligated to pay interest on the payments it receives from Franklin Square Holdings. "Other Fund operating expenses" means the Fund's total "operating expenses" (as defined below) excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        Similarly, Franklin Square Holdings will reimburse us quarterly for expenses to the extent that (x) the sum of our cumulative regular cash distributions paid by us in each quarter plus our aggregate operating expenses in such quarter exceeds (y) the cumulative regular cash distributions paid by the Fund to us in such quarter.

        We have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under this arrangement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, (x) the cumulative regular cash distributions paid by the Fund to us in such quarter exceeds (y) the sum of our cumulative regular cash distributions paid by us in such quarter plus our aggregate operating expenses in such quarter; provided, however, that (i) we will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year)

does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support payments received by us during such fiscal year) to exceed the lesser of (A) 1.75% of our average net assets attributable to our common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of our average net assets attributable to our common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year) and (ii) we will not reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions per share declared by us at the time of such reimbursement payment is less than the annualized rate of regular cash distributions per share declared by us at the time Franklin Square Holdings made the expense support payment to which such reimbursement relates. We are not obligated to pay interest on the payments we receive from Franklin Square Holdings. "Other operating expenses" means our total operating expenses, excluding organization and offering expenses and extraordinary expenses.

        The Fund or Franklin Square Holdings may terminate the Fund's expense reimbursement agreement at any time. Similarly, we or Franklin Square Holdings may terminate our expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the we and the Fund, respectively, have achieved economies of scale sufficient to ensure that each of us and the Fund bears a reasonable level of expenses in relation to our respective income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreements, if any, will be determined at the end of each fiscal quarter. Upon termination of the expense reimbursement agreements by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the conditional obligation of us and the Fund, respectively, to reimburse Franklin Square Holdings pursuant to the terms of the applicable expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by our chairman, president and chief executive officer, Michael C. Forman, and our vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreements will remain in effect or that Franklin Square Holdings will reimburse any portion of our of the Fund's expenses in future quarters.

        From time to time and not less than on a quarterly basis, FSEP II Advisor must review our and the Fund's accounts to determine whether cash distributions are appropriate. We and the Fund intend to distribute pro rata to our respective shareholders any funds received by us or the Fund, respectively, which FSEP II Advisor deems unnecessary for us or the Fund to retain, respectively.

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Investors receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares. If shareholders hold common shares in the name of a broker or financial intermediary, they should contact such broker or financial intermediary regarding their option to elect to receive distributions in additional common shares under our distribution reinvestment plan in lieu of cash.

        In order to qualify as a RIC, we and the Fund must, among other things, distribute dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally the sum of our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long term capital losses. In order to avoid certain excise taxes imposed on RICs, we and the Fund must distribute during each calendar year an amount at least equal to the sum of (1) 98% of each of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of each of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending on October 31 of the calendar year (adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we or the Fund, as applicable, paid no federal income tax. Any distribution declared by the Fund or us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by the Fund or us, as well as respectively received by the Fund's or our U.S. shareholders on December 31 of the calendar year in which the distribution was declared. We and the Fund can offer no assurance that we nor the Fund will achieve results that will permit the payment of any cash distributions. If the Fund issues senior securities, the Fund will be prohibited from making distributions if doing so causes the Fund to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of the Fund's borrowings. Any such limitations would adversely impact our ability to make distributions to our shareholders. See "Regulation" and "Material U.S. Federal Income Tax Considerations."

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distribution reinvested in additional common shares. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. See "Distribution Reinvestment Plan."

        The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders will be reported to shareholders annually.

 DISCUSSION OF THE COMPANY'S EXPECTED OPERATING PLANS

        The information in this section contains forward-looking statements that involve risks and uncertainties. Please see "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus. Many of the amounts and percentages presented in "Discussion of the Company's Expected Operating Plans" have been rounded for convenience of presentation and all amounts are presented in thousands (unless otherwise indicated), except share and per share amounts.

Overview

        We were formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and will not formally commence operations until the Fund receives net proceeds in excess of $2,500, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor. We are a newly-organized, externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act and intend to elect to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

        We will invest substantially all of the gross proceeds raised from the sale of our common shares in the Fund, a separate externally managed, non-diversified, closed-end management investment company with the same investment objectives and strategy as our investment objectives and strategy. All investments will be made at the Fund level; therefore, our investment results will correspond directly to the investment results of the Fund. The Fund's investment policy will be to invest, under normal circumstances, at least 80% of its total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change.

        The Fund's investment objectives are to generate current income and long-term capital appreciation. The Fund has identified and intends to focus on the following investment categories, which we believe will allow us to generate an attractive total return with an acceptable level of risk.

        Direct Originations:    The Fund intends to leverage its relationship with GSO and its global sourcing and origination platform to directly source investment opportunities. Such investments are originated or structured specifically for the Fund or made by the Fund and are not generally available to the broader market. These investments may include both debt and equity components, although the Fund does not expect to make equity investments (other than income-oriented equity investments) independent of having an existing credit relationship. The Fund believes that directly originated investments may offer higher returns and more favorable protections than broadly syndicated transactions.

        Opportunistic:    The Fund intends to seek to capitalize on market price inefficiencies by investing in loans, bonds and other securities where the market price of such investment reflects a lower value than deemed warranted by the Fund's fundamental analysis. The Fund believes that market price inefficiencies may occur due to, among other things, general dislocations in the markets, a misunderstanding by the market of a particular company or an Energy industry sub-sector being out of favor with the broader investment community. The Fund will seek to allocate capital to these securities that have been misunderstood or mispriced by the market and where the Fund believes there is an opportunity to earn an attractive return on the Fund's investment. Such opportunities may include both event driven investments and anchor orders.

        In the case of event driven investments, the Fund intends to take advantage of dislocations that arise in the markets due to an impending event and where the market's apparent expectation of value differs substantially from the Fund's fundamental analysis. Such events may include a looming debt maturity or default, a merger, spin-off or other corporate reorganization, an adverse regulatory or legal ruling, or a material contract expiration, any of which may significantly improve or impair a company's financial position. Compared to other investment strategies, event driven investing depends more heavily on the Fund's ability to successfully predict the outcome of an individual event rather than on underlying macroeconomic fundamentals. As a result, successful event driven strategies may offer both substantial diversification benefits and the ability to generate performance in uncertain market environments.

        The Fund also intends to invest in certain opportunities that are originated and then syndicated by a commercial or investment bank but where the Fund provides a capital commitment significantly above the average syndicate participant, i.e., an anchor order. In these types of investments, the Fund may receive fees, preferential pricing or other benefits not available to other lenders in return for its significant capital commitment. The Fund's decision to provide an anchor order to a syndicated transaction will be predicated on a rigorous credit analysis, the Fund's familiarity with a particular company, Energy industry sub-sector or financial sponsor, and the broader investment experiences of FSEP II Advisor and GSO.

        Broadly Syndicated/Other:    Although the Fund's primary focus will be to invest in directly originated transactions and opportunistic investments, in certain circumstances the Fund will also invest in the broadly syndicated loan and high yield markets. Broadly syndicated loans and bonds are generally more liquid than the Fund's directly originated investments and will provide a complement to the Fund's less liquid strategies. In addition, and because the Fund expects to typically receive more attractive financing terms on these positions than the Fund would on its less liquid assets, the Fund expects to be able to leverage the broadly syndicated portion of the portfolio in such a way that will maximize the levered return potential of the portfolio.

        The Fund anticipates that the Fund's portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. The Fund intends to weight its portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, the Fund expects to invest in primary market transactions and directly originated investments as this will provide the Fund with the ability to tailor investments to best match a project's or company's needs with the Fund's investment objectives. The Fund's portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that the Fund believes will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in MLPs. In connection with certain of the Fund's debt investments, the Fund may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of the Fund's portfolio may be comprised of minority interests in the form of common or preferred equity or other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or the cash value of common stock, in the Fund's target companies. The Fund expects that the size of its individual investments will generally range between $5,000 and $75,000 each, although investments may vary proportionally as the size of the Fund's capital base changes and will ultimately be made at the discretion of FSEP II Advisor, subject to oversight by the Fund Board. Prior to raising sufficient capital, the Fund may make smaller investments due to liquidity constraints.

Revenues

        The Fund plans to generate revenues in the form of interest income on the debt investments the Fund holds. The Fund may generate revenues in the form of dividends and other distributions on the equity or other securities it may hold. In addition, the Fund may generate revenues in the form of commitment, closing, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees, prepayment fees and performance-based fees. Any such fees generated in connection with the Fund's investments will be recognized as earned.

Expenses

        The Fund's primary operating expenses will be the payment of advisory fees and other expenses under the investment advisory and administrative services agreement, interest expense from financing arrangements and other expenses necessary for the Fund's operations. The Fund's investment advisory fee will compensate FSEP II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing the Fund's investments. FSEP II Advisor will be responsible for compensating the Fund's investment sub-adviser.

        We and the Fund will reimburse FSEP II Advisor for expenses necessary to perform services related to our and the Fund's administration and operations, respectively, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us and the Fund, respectively, on behalf of FSEP II Advisor. Such services will include the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also will perform, or oversee the performance of, our and the Fund's corporate operations and required administrative services, which includes being responsible for the financial records that we and the Fund are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us and the Fund in calculating our respective net asset values, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to us and the Fund by others.

        The amount of the reimbursement payable to FSEP II Advisor will be at the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we and the Fund, respectively, estimate would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees and the Fund Board, respectively, will review the methodology employed in determining how the expenses are allocated to us and the Fund, respectively, and the proposed allocation of administrative expenses among us and the Fund, respectively, and certain affiliates of FSEP II Advisor. Our board of trustees and the Fund Board, respectively, will assess the reasonableness of such reimbursements for expenses allocated to us and the Fund, respectively, based on the breadth, depth and quality of such services as compared to the estimated cost to us or the Fund, respectively, of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees and the Fund Board, respectively, will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees and the Fund Board, respectively, will compare the total amount paid by us and the Fund, respectively, to FSEP II Advisor for such services as a percentage of our and the Fund's net assets, respectively, to the same ratio as reported by other comparable BDCs. We nor the Fund will reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        We and the Fund (and thus indirectly by our shareholders) will bear all other expenses of our and the Fund's respective operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of our common shares and Fund Shares, subject to limitations included in the investment advisory and administrative services agreement and the administration agreement, as applicable;

  •
  the cost of calculating our and the Fund's net asset value, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of our common shares, Fund Shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on debt or related obligations;

  •
  research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g. telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us, the Fund or FSEP II Advisor;

  •
  costs of proxy statements, shareholders' reports and notices and other filings;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

  •
  costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for the Fund's investments;

  •
  costs associated with our and the Fund's chief compliance officer; and

  •
  all other expenses incurred by FSEP II Advisor, GSO, us or the Fund in connection with administering our and the Fund's respective businesses, including expenses incurred by FSEP II Advisor or GSO in performing administrative services for us or the Fund and administrative personnel paid by FSEP II Advisor, to the extent they are not controlling persons of FSEP II Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement and the administration agreement, as applicable.

        In addition, we and the Fund have contracted with State Street Bank and Trust Company to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us or the Fund and performing testing with respect to RIC compliance.

Financial Condition, Liquidity and Capital Resources

        We and the Fund intend to generate cash primarily from the net proceeds of our continuous public offering and from cash flows from fees, interest and dividends earned from the Fund's investments, as well as principal repayments and proceeds from sales of the Fund's investments. Immediately after the minimum offering requirement is satisfied, the Fund will have received total net proceeds of at least $2,500, plus any proceeds received from the private placement to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO. Subsequent to satisfying the minimum offering requirement, we will sell our common shares on a continuous basis at an initial offering price of $10.55 per share and thereafter will accept subscriptions on a continuous basis and issue common shares at weekly closings at prices that, after deducting upfront selling commissions, must be above our net asset value per share. In connection with each weekly closing, our board of trustees or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling common shares at a price per share which, after deducting upfront selling commissions, is below our then-current net asset value per share.

        Prior to investing in securities of portfolio companies, the Fund will invest the net proceeds from our continuous public offering and from any sales and paydowns of its existing investments primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, consistent with the Fund's BDC election and its intent to be taxed as a RIC.

        The Fund may borrow funds to make investments, including before the Fund has fully invested the proceeds from this offering, to the extent the Fund determines that additional capital would allow it to take advantage of additional investment opportunities, if the market for debt financing presents attractively priced debt financing opportunities, or if the Fund Board determines that leveraging the Fund's portfolio would be in its best interests and the best interests of its shareholders. However, the Fund has not currently decided whether, and to what extent, the Fund will finance portfolio investments using debt. Neither we nor the Fund currently anticipate issuing any preferred stock.

        The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, requires that our sponsors and affiliates have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20,000 of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our sponsors and affiliates within the past 12 months, plus 1.0% of all amounts in excess of the first $20,000. Based on these requirements, our sponsors have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

Capital Contribution by FSEP II Advisor and GSO

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200, which was used in its entirety to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains the Fund's investment adviser.

        In addition, we intend to conduct a private placement of up to 10,000,000 common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received total net proceeds of at least $2,500, plus the proceeds received in the private placement.

RIC Status and Distributions

        We and the Fund intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As RICs, we and the Fund generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we and Fund distribute as dividends to shareholders. In order to qualify and maintain qualification as RICs, we and the Fund must, among other things, distribute dividends of an amount at least equal to 90% of our "investment company taxable income," as defined by the Code, each year. As long as the distributions are declared by the later of the fifteenth day of the ninth month following the close of the tax year or the due date of the tax return, including extensions, distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. We and the Fund intend to make sufficient distributions to our shareholders to qualify for and maintain RIC status each year. Because we will invest substantially all of our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC. We and the Fund are also generally subject to nondeductible federal excise taxes if we and the Fund do not distribute during each calendar year an amount at least equal to the sum of (1) 98% of each of our net ordinary taxable income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of each of our capital gain net income for the one-year period ending on October 31 of the calendar year (adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we or the Fund, as applicable, paid no federal income tax. Any distribution declared by the Fund or us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by the Fund or us, as well as respectively received by the Fund's or our U.S. shareholders on December 31 of the calendar year in which the distribution was declared.

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates, and each shareholder's distributions will begin to accrue on the date we accept each shareholder's subscription for our common shares. Our distributions are expected to be paid using the Fund's distributions net of any operating expenses. Fund distributions are expected to consist of all or a portion of all the Fund's Available Operating Funds. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. We have not established limits on the amount of funds we may use from available sources to make distributions.

        During certain periods, the Fund's distributions may exceed the Fund's earnings, especially during the period before the Fund has substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions the Fund makes will represent a return of capital to us. To the extent that we pay distributions to our shareholders using proceeds we receive from Fund distributions, such distributions would similarly constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of an investor's investment rather than a return of earnings or gains derived from investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor by the Fund. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our shareholders.

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Investors receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares.

        We have adopted an "opt in" distribution reinvestment plan for our shareholders. As a result, if we make a cash distribution, our shareholders will receive the distribution in cash unless they specifically "opt in" to the distribution reinvestment plan so as to have their cash distribution reinvested in additional common shares. See "Distribution Reinvestment Plan." However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan.

        We expect that for a period of time following commencement of this offering, which time period may be significant, substantial portions of our and the Fund's distributions may be funded through the reimbursement of certain expenses by Franklin Square Holdings and its affiliates, including through the waiver of certain investment advisory fees by FSEP II Advisor payable by the Fund, that are subject to repayment by us and the Fund, as applicable, within three years. The purpose of this arrangement is to ensure that no portion of our or the Fund's distributions to shareholders will be paid from offering proceeds or borrowings. You should understand that any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on the Fund's investment performance, and can only be sustained if we and the Fund achieve positive investment performance in future periods and/or Franklin Square Holdings and its affiliates continue to make such reimbursements or waivers of such fees. You should also understand that our and the Fund's future repayment of amounts reimbursed or waived by Franklin Square Holdings or its affiliates will reduce the distributions that you would otherwise receive in the future. There can be no assurance that we or the Fund will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Franklin Square Holdings and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.

        The determination of the tax attributes of our distributions will be made annually as of the end of our fiscal year based upon our taxable income for the full year and distributions paid for the full year. The actual tax characteristics of distributions to shareholders will be reported to shareholders annually on Form 1099-DIV.

Critical Accounting Policies

        Our financial statements are prepared in conformity with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Critical accounting policies are those that require the application of management's most difficult, subjective or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the financial statements, management will make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management also will utilize available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of our results of operations to those of companies in similar businesses. As we execute our expected operating plans, we will describe additional critical accounting policies in the notes to our future financial statements in addition to those discussed below.

Valuation of Portfolio Investments

        The Fund intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Fund Board. In connection with that determination, the Fund expects that FSEP II Advisor will provide the Fund Board with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Fund intends to undertake a multi-step valuation process each quarter, as described below:

  •
  the Fund's quarterly valuation process will begin with FSEP II Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Fund's valuation committee, which valuation may be obtained from an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions will then be documented and discussed with the Fund's valuation committee;

  •
  the Fund's valuation committee will review the preliminary valuation and FSEP II Advisor's management team, together with the Fund's independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Fund Board will discuss valuations and will determine the fair value of each investment in the portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund's financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund's financial statements. In making its determination of fair value, the Fund Board may use independent third-party pricing or valuation services; provided that the Fund Board shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Fund Board shall retain the discretion to use any relevant data, including information obtained from FSEP II Advisor or any independent third-party valuation or pricing service that it deems to be reliable in determining fair value under the circumstances. Below is a description of factors that the Fund Board may consider when valuing the Fund's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Fund may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Fund Board may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Fund's debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Fund's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Fund Board, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Fund Board may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Fund Board may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of portfolio companies relative to comparable firms, as well as such other factors as the Fund Board, in consultation with any third-party valuation firm, if applicable, may consider relevant in assessing fair value. Generally, the value of the Fund's equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. The Fund Board will subsequently value these warrants or other equity securities received at fair value.

        The fair values of the Fund's investments are determined in good faith by the Fund Board. The Fund Board will be solely responsible for the valuation of its portfolio investments at fair value as determined in good faith pursuant to the Fund's valuation policy and consistently applied valuation process. The Fund intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end provided by an independent third-party pricing service and screened for validity by such service. For investments for which the third-party pricing service is unable to obtain quoted prices, the Fund intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Fund holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund's valuation committee will utilize an independent third-party valuation service to value such investments.

        The Fund will periodically benchmark the bid and ask prices it receives from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which the Fund purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value. The Fund's valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Fund's valuation process.

Revenue Recognition

        Security transactions will be accounted for on the trade date. The Fund will record interest income on an accrual basis to the extent that the Fund expects to collect such amounts. The Fund will record dividend income on the ex-dividend date. The Fund will not accrue as a receivable interest or dividends on loans and securities if the Fund has reason to doubt its ability to collect such income. Loan origination fees, original issue discount and market discount will be capitalized and the Fund will amortize such amounts as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as interest income. Upfront structuring fees will be recorded as fee income when earned. The Fund will record prepayment premiums on loans and securities as fee income when it receives such amounts.

Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency

        Gains or losses on the sale of investments will be calculated by using the specific identification method. The Fund will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses when gains or losses are realized and the respective unrealized gain or loss on foreign currency for any foreign denominated investments the Fund may hold. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

Organization Costs

        Organization costs include, among other things, the cost of formation, including the cost of legal services and other fees pertaining to our organization. These costs will be expensed as we raise proceeds in our continuous public offering as described below. For the period from February 6, 2014 (Inception) to September 30, 2014, organization costs of $177 were incurred and paid on our behalf by Franklin Square Holdings.

Offering Costs

        Our offering costs include, among other things, legal fees and other costs pertaining to the preparation of the registration statement, of which this prospectus forms a part. We will charge offering costs against capital in excess of par value on our balance sheets as we raise proceeds in our continuous public offering as described below. During the period from February 6, 2014 (Inception) to September 30, 2014, offering costs of $1,606 were incurred on our behalf by Franklin Square Holdings.

        Under the terms of the administration agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 0.75% of gross proceeds raised in our continuous public offering until all offering costs and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. However, we estimate that our total organization and offering expenses will equal approximately 0.5% of the gross proceeds received in our offering.

Income Taxes

        We and the Fund intend to elect to be treated for federal income tax purposes, and intend to qualify annually thereafter, as RICs under Subchapter M of the Code. To qualify for and maintain the qualification as a RIC, we and the Fund must, among other things, meet certain source-of-income and asset diversification requirements and distribute to our shareholders and Fund Shareholders, respectively, for each tax year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally our and the Fund's net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, respectively. As RICs, we and the Fund will generally not have to pay corporate-level federal income taxes on any income or capital gains that we or the Fund distribute as dividends to our respective shareholders. Because we will invest substantially all our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC. We and the Fund intend to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. We and the Fund will also be subject to nondeductible federal excise taxes if we nor the Fund do not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which we or the Fund, as applicable, paid no federal income taxes.

Uncertainty in Income Taxes

        We and the Fund will evaluate our tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in our and the Fund's financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. We and the Fund will recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in our respective statements of operations.

Distributions

        Distributions to our shareholders will be recorded as of the record date. Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Capital Gains Incentive Fee

        Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Fund's incentive fee capital gains (i.e., the Fund's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Fund will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, the Fund will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor as if the Fund's entire portfolio were liquidated at its fair value as of the balance sheet date even though FSEP II Advisor is not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Contractual Obligations

        The Fund has entered into an agreement with FSEP II Advisor to provide the Fund with investment advisory and administrative services. Payments for investment advisory services under the investment advisory and administrative services agreement will be equal to (a) an annual base management fee of 2.0% of the Fund's average weekly gross assets and (b) an incentive fee based on the Fund's performance. FSEP II Advisor and, to the extent it is required to provide such services, the Fund's sub-adviser, will be reimbursed for administrative expenses incurred on the Fund's behalf. In addition, pursuant to the administration agreement, FSEP II Advisor will be reimbursed for administrative expenses incurred on our behalf.

Off-Balance Sheet Arrangements

        We currently have no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Related Party Transactions

Compensation of the Investment Adviser and its Affiliates

        Pursuant to the investment advisory and administrative services agreement, after the Fund receives net proceeds of at least $2.5 million, FSEP II Advisor will become entitled to receive an annual base management fee of 2.0% of the Fund's average weekly gross assets and an incentive fee based on the Fund's performance. The Fund will commence accruing fees under the investment advisory and administrative services agreement upon commencement of the Fund's operations after the minimum offering requirement is met. Base management fees will be paid on a quarterly basis in arrears.

        The incentive fee will consist of two parts. The first part, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to [•]% per quarter, or an annualized hurdle rate of [•]%. The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be accrued for on a quarterly basis and, if earned, will be paid annually. The Fund will accrue this incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized. See "—Critical Accounting Policies—Capital Gains Incentive Fee."

        Pursuant to the investment advisory and administrative services agreement, as well as the administration agreement, FSEP II Advisor will oversee our and the Fund's day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor will also perform, or oversee the performance of, our and the Fund's corporate operations and required administrative services, which will include being responsible for the financial records which we and the Fund will be required to maintain and preparing reports for shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist in calculating our and the Fund's net asset value, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to us and the Fund by others.

        We and the Fund will reimburse FSEP II Advisor for expenses necessary to perform services related to our and the Fund's administration and operations, respectively, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us and the Fund, respectively on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we and the Fund estimate would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us and the Fund, respectively, based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees and the Fund Board, respectively, will review the methodology employed in determining how the expenses are allocated to us and the Fund, respectively, and the proposed allocation of administrative expenses among us and the Fund, respectively, and certain affiliates of FSEP II Advisor. Our board of trustees and the Fund Board, respectively, will assess the reasonableness of such reimbursements for expenses allocated to us and the Fund, respectively, based on the breadth, depth and quality of such services as compared to the estimated cost to us and the Fund of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees and the Fund Board will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees and the Fund Board, respectively, will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of net assets to the same ratio as reported by other comparable BDCs.

        Franklin Square Holdings has funded offering and organization costs in the amount of $1,783 for the period of February 6, 2014 (Inception) to September 30, 2014. Under the terms of the administration agreement and the investment advisory and administrative services agreement, there is no liability on our or the Fund's part for the offering or organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the administration agreement and the investment advisory and administrative services agreement is effective and the minimum offering requirement has been satisfied. At such time, FSEP II Advisor will be entitled to receive 0.75% of gross proceeds raised in our continuous public offering until all offering and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered. Neither the administration agreement nor the investment advisory and administrative services agreement will be effective until we, along with any other feeder funds, raise net offering proceeds of at least $2.5 million, in the aggregate, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor, by one year from the date of this prospectus.

        The dealer manager for our continuous public offering is FS2, which is one of our and the Fund's affiliates. Under the dealer manager agreement among us, FSEP II Advisor and FS2, FS2 will be entitled to receive sales commissions in connection with the sale of common shares in our continuous public offering, all of which is expected to be re-allowed to selected broker-dealers.

Capital Contribution by FSEP II Advisor

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200, which was used in its entirety to purchase approximately 22,222 of our common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains the Fund's investment adviser.

        In addition, we intend to conduct a private placement of up to 10,000,000 common shares to certain members of our board of trustees and other individuals and entities affiliated with FSEP II

Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received net proceeds of at least $2,500, plus the proceeds received in the private placement.

Potential Conflicts of Interest

        FSEP II Advisor's senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC and FS Global Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs and affiliated closed-end management investment company. As a result, such personnel provide investment advisory services to the Fund and each of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund. While none of FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSEP II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Fund's investment objectives and strategy, if necessary, so that the Fund will not be disadvantaged in relation to any other client of FSEP II Advisor or its management team. In addition, even in the absence of FSEP II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and/or FS Global Credit Opportunities Fund rather than to the Fund.

Exemptive Relief

        In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates. The Fund believes this relief may not only enhance its ability to further the Fund's investment objectives and strategy, but may also increase favorable investment opportunities for the Fund, in part by allowing it to participate in larger investments, together with its co-investment affiliates, than would be available to the Fund if such relief had not been obtained. Because the Fund does not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Expense Reimbursement

        Pursuant to the expense reimbursement agreements, Franklin Square Holdings has agreed to reimburse us and the Fund for expenses in an amount that is sufficient to ensure that no portion of our or the Fund's distributions to shareholders will be paid from offering proceeds or borrowings. See "Distributions" for a detailed description of the expense reimbursement agreements.

Quantitative and Qualitative Disclosures About Market Risk

        We will be subject to financial market risks, including changes in interest rates. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to the variable rate investments the Fund holds and to declines in the value of any fixed rate investments the Fund holds. However, the Fund expects that many of its variable rate investments will provide for an interest rate floor, which may prevent the Fund's interest income from increasing until benchmark interest rates increase beyond a threshold amount. To the extent that a substantial portion of the Fund's investments may be in variable rate investments, an increase in interest rates beyond this threshold would make it easier for the Fund to meet or exceed the hurdle rate applicable to the subordinated incentive fee on income, and may result in a substantial increase in the Fund's net investment income and to the amount of incentive fees payable to FSEP II Advisor with respect to the Fund's increased pre-incentive fee net investment income.

        In addition, in the future the Fund may seek to borrow funds in order to make additional investments. The Fund's net investment income will depend, in part, upon the difference between the rate at which the Fund borrows funds and the rate at which the Fund invests those funds. As a result, the Fund would be subject to risks relating to changes in market interest rates. In periods of rising interest rates when the Fund has debt outstanding, the Fund's cost of funds would increase, which could reduce the Fund's net investment income, especially to the extent the Fund holds fixed rate investments.

        The Fund expects that its long-term investments will be financed primarily with equity and debt. If deemed prudent, the Fund may use interest rate risk management techniques in an effort to minimize its exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund's business, financial condition and results of operations.

        In addition, the Fund may have risk regarding portfolio valuation. See "Determination of Net Asset Value."

INVESTMENT OBJECTIVES AND STRATEGY

        Our investment objectives are to generate current income and long-term capital appreciation. We intend to meet these objectives by investing substantially all of our assets in the Fund. Any of our assets not invested in the Fund will be used to meet our ongoing expenses. All investments will be made at the Fund level; therefore, our investment results will correspond directly to the investment results of the Fund.

        The Fund was organized to invest primarily in income-oriented securities of privately-held Energy companies and will not formally commence operations until it receives net proceeds of $2.5 million in the aggregate from this offering and registered offerings by any other feeder funds, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. The Fund is a separate externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. As such, we and the Fund are required to comply with certain regulatory requirements. In addition, we and the Fund intend to elect to be treated for federal income tax purposes, and intend to qualify annually, as RICs under Subchapter M of the Code.

        The Fund's investment activities will be managed by FSEP II Advisor and supervised by the Fund Board, a majority of whom are independent. Under the investment advisory and administrative services agreement, the Fund has agreed to pay FSEP II Advisor an annual base management fee based on its average weekly gross assets as well as incentive fees based on its performance. FSEP II Advisor has engaged GSO to act as the Fund's investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and make investment recommendations for approval by FSEP II Advisor according to guidelines set by FSEP II Advisor. GSO, the credit platform of Blackstone, a leading global alternative asset manager and provider of financial advisory services, is one of the world's largest credit platforms in the alternative asset business with approximately $72.9 billion in assets under management as of December 31, 2014.

        The Fund's investment policy will be to invest, under normal circumstances, at least 80% of its total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. The Fund considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing. The Fund intends to concentrate its investments on debt securities in Energy companies that it believes have, or are connected to, a strong infrastructure and/or underlying asset base so as to enhance collateral coverage and downside protection for its investments. The Fund may also make select equity investments in certain Energy companies meeting the investment objectives of current income generation and long-term capital appreciation. The Fund's primary areas of focus will be the upstream, midstream, power and service and equipment sub-sectors of the Energy industry; however, the Fund broadly defines "Energy Investment Universe" as follows:

  •
  Upstream—businesses that find, develop and extract energy resources, including natural gas, crude oil and coal, from onshore and offshore reservoirs;

  •
  Midstream—businesses that gather, process, store and transmit energy resources and their by-products, including businesses that own pipelines, gathering systems, gas processing plants, liquefied natural gas facilities and other energy infrastructure;

  •
  Downstream—businesses that refine, market and distribute refined energy resources, such as customer-ready natural gas, propane and gasoline, to end-user customers;

  •
  Service and Equipment—businesses that provide services and/or equipment to aid in the exploration and production of oil and natural gas, including seismic, drilling, completion and production activities, as well as those companies that support the operations and development of power assets; and

  •
  Power—businesses engaged in the generation, transmission and distribution of power and electricity or in the production of alternative energy.

        The Fund's investment objectives are to generate current income and long-term capital appreciation. The Fund will seek to meet these investment objectives by:

  •
  utilizing the experience and expertise of FSEP II Advisor and GSO in sourcing, evaluating and structuring transactions;

  •
  employing a conservative investment approach focused on current income and long-term investment performance;

  •
  focusing primarily on debt investments in a broad array of private Energy companies within the United States;

  •
  making select equity investments in certain Energy companies that have strong growth potential;

  •
  investing primarily in established, stable enterprises with positive cash flow and strong asset and collateral coverage so as to limit the risk of potential principal loss; and

  •
  maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative events within the Fund's portfolio.

        The Fund anticipates that its portfolio will be comprised primarily of income-oriented securities, which refers to debt securities and income-oriented preferred and common equity interests, of privately-held Energy companies within the United States. The Fund intends to weigh its portfolio towards senior and subordinated debt. In addition to investments purchased from dealers or other investors in the secondary market, the Fund expects to invest in primary market transactions and directly originated investments, as this will provide the Fund with the ability to tailor investments to best match a project's or company's needs with its investment objectives. The Fund's portfolio may also be comprised of select income-oriented preferred or common equity interests, which refers to equity interests that pay consistent, high-yielding dividends, that the Fund believes will produce both current income and long-term capital appreciation. These income-oriented preferred or common equity interests may include interests in master limited partnerships, or MLPs. MLPs are entities that (i) are structured as limited partnerships or limited liability companies, (ii) are publicly-traded, (iii) satisfy certain requirements to be treated as partnerships for federal income tax purposes and (iv) primarily own and operate Midstream and Upstream Energy companies. In connection with certain of the Fund's debt investments, the Fund may on occasion receive equity interests such as warrants or options as additional consideration. In addition, a portion of the Fund's portfolio may be comprised of minority interests in the form of common or preferred equity or other equity-related securities, such as rights and warrants that may be converted into or exchanged for common stock or the cash value of common stock, in its target companies. The Fund expects that the size of its individual investments will generally range between $5 million and $75 million each, although investments may vary as the size of the Fund's capital base changes and will ultimately be at the discretion of FSEP II Advisor, subject to oversight by the Fund Board. Prior to raising sufficient capital, the Fund may make smaller investments due to liquidity constraints.

        As a BDC, the Fund will be subject to certain regulatory restrictions in making its investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, co-invest in transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with its co-investment affiliates. This relief may not only enhance the Fund's ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Fund, in part by allowing the Fund to participate in larger investments, together with its co-investment affiliates, than would be available to the Fund if such relief had not been obtained. Because the Fund does not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

        To seek to enhance its returns, the Fund intends to employ leverage as market conditions permit and at the discretion of FSEP II Advisor, but in no event will leverage employed exceed 50% of the value of the Fund's assets, as required by the 1940 Act. See "Risk Factors—Risks Related to Debt Financing" for a discussion of the risks inherent in employing leverage.

        While a BDC may list its shares for trading in the public markets, we have currently elected not to do so. We believe that a non-traded structure is more appropriate during our offering stage due to the long-term nature of the assets in which the Fund intends to invest. This structure allows us to operate with a long-term view, similar to that of other types of private investment funds, instead of managing to quarterly market expectations. While our offering price, which will exceed our net asset value per share, is subject to adjustment in accordance with the 1940 Act and our share pricing policy, because our common shares will not be listed on a national securities exchange, our shareholders will not be subject to the daily share price volatility associated with the public markets. However, the net asset value of our common shares may be volatile.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied. Each repurchase offer will generally be conducted in parallel with the corresponding repurchase offer made by the Fund with respect to Fund Shares. We are not obligated to repurchase common shares and, if we do so, common shares will be repurchased at the net offering price in effect as of the date of such repurchase and may be subject to an early redemption fee. This will be the only method by which our shareholders may obtain liquidity prior to a liquidity event. See "Share Repurchase Program." Therefore, shareholders may not be able to sell their common shares promptly or at a desired price. If shareholders are able to sell their common shares, it is likely they will have to sell them at a significant discount to their purchase price.

        We do not currently intend to list our common shares on an exchange and do not expect a public market to develop for them in the foreseeable future. We and the Fund intend to seek to complete a liquidity event within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, shareholders should consider that they may not have access to the money they invest for an indefinite period of time until we and the Fund complete a liquidity event. We will view our offering stage as completed as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two year period. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If the Fund determines to pursue a listing of Fund Shares on a national securities exchange (followed by a distribution of Fund Shares held by us to our shareholders), shareholders, including those who purchase shares at the offering price, may experience a loss on their investment if they sell at a time when Fund Shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our or the Fund's net asset value will decrease. See "Liquidity Strategy" for a discussion of what constitutes a liquidity event. There can be no assurance that we or the Fund will be able to complete a liquidity event.

Distributions

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will calculate each shareholder's specific distribution amount for the period using record and declaration dates and each shareholder's distributions will begin to accrue on the date we accept such shareholder's subscription for our common shares. Our distributions are expected to be paid using distributions received from the Fund, net of any operating expenses. Fund distributions are expected to consist of all or a portion of the Fund's Available Operating Funds. From time to time, we may also pay special interim distributions in the form of cash or common shares at the discretion of our board of trustees. We have not established limits on the amount of funds we may use from available sources to make distributions.

        During certain periods, the Fund's distributions may exceed the Fund's earnings, especially during the period before the Fund has substantially invested the proceeds from our continuous public offering. As a result, it is possible that a portion of the distributions the Fund makes will represent a return of capital to us. To the extent that we pay distributions to shareholders using proceeds we receive from Fund distributions, such distributions would similarly constitute a return of your capital and will lower your tax basis in your common shares. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with our continuous public offering, including any fees payable to FSEP II Advisor by the Fund. Each year, shareholders will be notified of the sources of our distributions (i.e., paid from ordinary income, paid from net capital gains on the sale of securities and/or a return of capital, the latter of which is a nontaxable distribution). See "Material U.S. Federal Income Tax Considerations."

        We intend to make our ordinary distributions in the form of cash out of assets legally available for distribution, unless shareholders elect to receive their distributions in additional common shares under our distribution reinvestment plan. Although distributions paid in the form of additional common shares will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors who elect to participate in our distribution reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. Investors receiving distributions in the form of additional common shares will be treated as receiving a distribution in the amount of the fair market value of our common shares.

About FSEP II Advisor

        FSEP II Advisor is a subsidiary of our affiliate, Franklin Square Holdings, a national sponsor of alternative investment funds designed for the individual investor. FSEP II Advisor is registered as an investment adviser with the SEC under the Advisers Act and is led by substantially the same personnel that form the investment and operations team of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC. FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC are registered investment advisers that manage Franklin Square Holdings' four other affiliated BDCs, FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II and FS Investment Corporation III, respectively. FS Global Advisor, LLC is a registered investment adviser that manages Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. See "Risk Factors—Risks Related to FSEP II Advisor and Its Affiliates" and "Certain Relationships and Related Party Transactions."

        In addition to managing the Fund's investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities:

Name	Entity	Investment Focus	Gross Assets(1)
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$3,450,406,000
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,570,655,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,501,423,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$595,301,000
FS Global Credit Opportunities Fund(2)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$503,932,000

(1)
As of September 30, 2014.

(2)
The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer common shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund.

        Our chairman, president and chief executive officer, Michael C. Forman, has led FSEP II Advisor since its inception. In 2007, he co-founded Franklin Square Holdings with the goal of delivering alternative investment solutions, advised by what Franklin Square Holdings believes to be best-in-class institutional asset managers, to individual investors nationwide. In addition to leading FSEP II Advisor, Mr. Forman currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Investment Advisor, LLC, FS Energy and Power Fund, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Global Advisor, LLC, FS Global Credit Opportunities Fund and the FSGCOF Offered Funds. Mr. Forman also currently serves as chairman and chief executive officer of FS Investment Corporation.

        FSEP II Advisor's senior management team has significant experience in private lending, private equity and real estate investing, and has developed an expertise in using all levels of a firm's capital structure to produce income-generating investments, while focusing on risk management. The team also has extensive knowledge of the managerial, operational and regulatory requirements of publicly registered alternative asset entities, such as BDCs. We believe that the active and ongoing participation by Franklin Square Holdings and its affiliates in the credit markets, and the depth of experience and disciplined investment approach of FSEP II Advisor's management team, will allow FSEP II Advisor to successfully execute the Fund's investment strategy. See "Management" for biographical information regarding FSEP II Advisor's senior management team.

        We seek to achieve our investment objectives by investing substantially all of our assets in the Fund. All investment decisions will be made at the Fund level; therefore, the investment personnel for the Fund are responsible for our investment results. All investment decisions require the unanimous approval of FSEP II Advisor's investment committee, which is currently comprised of Messrs. Forman, Stahlecker, Klehr and Coleman. The Fund Board, including a majority of its independent trustees, will oversee and monitor the Fund's investment performance and, beginning with the second anniversary of the date that the minimum offering requirement is satisfied, will annually review the investment advisory and administrative services agreement and the investment sub-advisory agreement, to determine, among other things, whether the fees payable under such agreements are reasonable in light of the services provided. See "Investment Advisory and Administrative Services Agreement" for more information, including information regarding the termination provisions of the investment advisory and administrative services agreement.

About GSO

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills that FSEP II Advisor believes will aid it in achieving the Fund's investment objectives. FSEP II Advisor has engaged GSO to act as the Fund's investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and make investment recommendations for approval by FSEP II Advisor, according to guidelines set by FSEP II Advisor. GSO also serves as the investment sub-adviser to FS Energy Power Fund and FS Global Credit Opportunities Fund. In addition, GSO's subsidiary, GDFM, serves as the investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        GSO is the credit platform of Blackstone, a leading global alternative asset manager. As of December 31, 2014, GSO and its affiliates, excluding Blackstone, managed approximately $72.9 billion of assets across multiple strategies within the leveraged finance marketplace, including leveraged loans, high-yield bonds, distressed, mezzanine and private equity. GSO has extensive experience investing in Energy companies. From 2005 through 2013, funds managed by GSO have invested over $14 billion in Energy companies. As sub-adviser, GSO will utilize its experience in Energy investing and will make recommendations to FSEP II Advisor in a manner that is consistent with its existing investment and monitoring processes.

        Blackstone is a leading global alternative asset manager and provider of financial advisory services. It is one of the largest independent managers of private capital in the world, with assets under management of approximately $290.4 billion as of December 31, 2014. Blackstone's alternative asset management businesses include the management of private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation vehicles, separately managed accounts and publicly-traded closed-end mutual funds. Blackstone is a publicly-traded limited partnership that has common units which trade on the New York Stock Exchange, LLC under the ticker symbol "BX." Information about Blackstone and its various affiliates, including certain ownership, governance and financial information, is disclosed in Blackstone's periodic filings with the SEC, which can be obtained from Blackstone's website at http://ir.blackstone.com or the SEC's website at www.sec.gov. Information contained on Blackstone's website and in Blackstone's filings with the SEC are not incorporated by reference into this prospectus and you should not consider that information to be part of this prospectus.

About Franklin Square Holdings

        Franklin Square Holdings is a leading manager of alternative investment funds designed to enhance investors' portfolios by providing access to asset classes, strategies and asset managers that typically have been available to only the largest institutional investors. The firm's funds offer "endowment-style" investment strategies that help construct diversified portfolios and manage risk. Franklin Square Holdings strives not only to maximize investment returns but also to set the industry standard for best practices by focusing on transparency, investor protection and education for investment professionals and their clients.

        Franklin Square Holdings was founded in Philadelphia in 2007 and seeks to establish itself as a leader in the alternative investment industry by introducing innovative credit-based income funds. Franklin Square Holdings sponsors five other funds in addition to the Fund, FS Energy and Power Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund. As of September 30, 2014, Franklin Square Holdings had approximately $13.6 billion in total assets under management.

        The Fund's investment objectives, policies and strategy are substantially similar to those of FS Energy and Power Fund, which invests primarily in the debt and income-oriented equity securities of private U.S. companies in the energy and power industry. In addition, substantially the same personnel that form the investment and operations team of FSEP II Advisor form the investment and operations teams of FS Investment Advisor, LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, and FS Global Advisor LLC, the investment advisers of FS Energy and Power Fund, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund, respectively.

About FS Energy and Power Fund

Public Offering

        Since commencing its continuous public offering and through October 28, 2014, FS Energy and Power Fund has sold 277,001,149 common shares (as adjusted for share distributions) for gross proceeds of approximately $2.91 billion. As of October 28, 2014, it has raised total gross proceeds of approximately $2.93 billion, including $200,000 of seed capital contributed by the principals of FS Investment Advisor, LLC in December 2010 and approximately $20.0 million from common shares sold pursuant to a private placement to certain members of its board of trustees and individuals and entities affiliated with FS Investment Advisor, LLC and GSO.

Cash Distributions

        From the commencement of its operations through September 30, 2014, FS Energy and Power Fund made approximately $211.7 million in distributions to its shareholders. The following table sets forth the amounts of regular cash distributions per share declared and paid by FS Energy and Power Fund for the nine months ended September 30, 2014 and for the years ended December 31, 2013, 2012 and 2011 (dollar amounts are presented in thousands):

For the Year Ended December 31,	Per Share	Amount
2011(1)	$0.2837	$1,278
2012(1)	$0.6276	$20,063
2013	$0.6616	$77,815
2014 (through September 30, 2014)	$0.5112	$112,574

(1)
The per share distributions have been retroactively adjusted, as necessary, to reflect the share distribution declared in February 2012 as discussed below.

        The following table reflects the sources of the cash distributions on a tax basis that FS Energy and Power Fund paid on its common shares during the nine months ended September 30, 2014 and during the years ended December 31, 2013, 2012 and 2011 (dollar amounts are presented in thousands):

			Year Ended December 31,
	Nine Months Ended September 30, 2014 (Unaudited)
			2013		2012		2011
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Offering proceeds	$—	—	$—	—	$—	—	$—	—
Borrowings	—	—	—	—	—	—	—	—
Net investment income (prior to expense reimbursement)(1)	101,676	90%	76,383	98%	15,559	77%	485	38%
Short-term capital gains proceeds from the sale of assets	6,907	6%	1,432	2%	2,930	15%	68	5%
Long-term capital gains proceeds from the sale of assets	3,991	4%	—	—	232	1%	—	—
Non-capital gains proceeds from the sale of assets	—	—	—	—	—	—	—	—
Distributions on account of limited partnership interest	—	—	—	—	1,342	7%	—	—
Expense reimbursement from Sponsor	—	—	—	—	—	—	725	57%

Total	$112,574	100%	$77,815	100%	$20,063	100%	$1,278	100%

(1)
During the years ended December 31, 2013, 2012 and 2011, 94.7%, 93.4% and 92.5%, respectively, of FS Energy and Power Fund's gross investment income was attributable to cash income earned, 2.9%, 6.6% and 4.0%, respectively, was attributable to non-cash accretion of discount and 2.4%, 0.0% and 3.5%, respectively, was attributable to PIK interest. During the nine months ended September 30, 2014, 91.0% of FS Energy and Power Fund's gross investment income was attributable to cash income earned, 4.2% was attributable to non-cash accretion of discount and 4.8% was attributable to PIK interest.

Share Distribution

        The following table reflects the share distribution that FS Energy and Power Fund has declared on its common shares through September 30, 2014:

Date Declared	Record Date	Distribution Date	Distribution Percentage	Shares Issued
February 14, 2012	February 15, 2012	February 16, 2012	1.0%	106,133

Total Returns

        The following table sets forth the average annual total returns for FS Energy and Power Fund for the one year period ended December 31, 2013 and the period from inception (July 18, 2011) through December 31, 2013, net of all management and incentive fees.

	Year Ended December 31, 2013	Since Inception (July 18, 2011)
Average annual total return(1)	10.49%	10.42%

(1)
The average annual total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares and, as described below, is based upon FS Energy and Power Fund's net asset value per share rather than its per share public offering price. As a result, the average annual total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share.

The average annual total return for the one year period ended December 31, 2013 was calculated by taking the net asset value per share as of December 31, 2013, adding the cash distributions per share which were declared during the year ended December 31, 2013 and dividing the total by the net asset value per share at December 31, 2012. The average annual total return for the period from inception (July 18, 2011) through December 31, 2013 was calculated by annualizing the total return since inception. The historical calculation of average annual total return in the table should not be considered a representation of FS Energy and Power Fund's future average annual total return, which may be greater or less than the return shown in the table due to a number of factors, including FS Energy and Power Fund's ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities FS Energy and Power Fund acquires, the level of FS Energy and Power Fund's expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which FS Energy and Power Fund encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The average annual total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders.

          The following table sets forth the total return for FS Energy and Power Fund for the nine months ended September 30, 2014 and for the fiscal years ended December 31, 2013, 2012 and 2011, net of all management and incentive fees:

	Nine Months Ended September 30, 2014 (Unaudited)	Year Ended December 31,
		2013	2012	2011
Total return(1)	5.59%	10.49%	14.07%	1.23%

(1)
The total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares and, as described below, is based upon FS Energy and Power Fund's net asset value per share rather than its per share public offering price. As a result, the total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share.

The total return for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders described above. As described above, the historical calculation of total return in the table should not be considered a representation of FS Energy and Power Fund's future total return, which may be greater or less than the return shown in the table due to a number of factors. The total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders. Please see Appendix 1 for additional information regarding the components of the total return calculation for the periods shown.

Offering Price Adjustments

        Prior to October 3, 2011, FS Energy and Power Fund sold common shares at an offering price of $10.00 per share. The following table summarizes adjustments FS Energy and Power Fund made to its per share public offering price and the closing date on which such adjustments were first effective:

Adjusted Per Share Public Offering Price	First Effective Closing Date
$ 9.90	October 3, 2011
$ 9.95	November 1, 2011
$10.00	January 17, 2012
$10.05	March 1, 2012
$10.10	August 1, 2012
$10.20	September 17, 2012
$10.25	October 1, 2012
$10.30	October 16, 2012
$10.40	December 17, 2012
$10.45	January 2, 2013
$10.50	February 1, 2013
$10.60	March 18, 2013
$10.70	April 16, 2013
$10.75	May 16, 2013
$10.80	December 26, 2013
$10.85	February 19, 2014
$10.90	March 26, 2014
$10.95	June 25, 2014
$11.00	July 2, 2014
$10.95	November 5, 2014
$10.85	November 19, 2014
$10.80	November 26, 2014
$10.50	December 3, 2014
$10.30	December 10, 2014
$9.75	December 17, 2014
$9.80	December 24, 2014
$9.65	January 21, 2015
$9.60	January 28, 2015
$9.65	February 18, 2015
$9.70	February 25, 2015

Use of Historical Performance Information

        The historical performance data for FS Energy and Power Fund included in this prospectus is shown on a fully discretionary basis and the total return data is net of management and incentive fees paid by FS Energy and Power Fund to its investment adviser. Such performance data of FS Energy and Power Fund is not a substitute for our performance and is not necessarily indicative of our future results. Although the Fund may hold securities that are substantially similar to those held by FS Energy and Power Fund, our and the Fund's actual performance may differ significantly from the past performance of FS Energy and Power Fund. The timing and amount of any distributions to shareholders that may be made are subject to applicable legal restrictions and the sole discretion of our board of trustees.

Potential Market Opportunity

        We expect that there are and will continue to be significant investment opportunities in income-oriented securities of privately-held Energy companies within the United States that will provide attractive risk-adjusted returns compared to other types of investments.

        Recent volatility in the price of oil combined with reduced secondary market liquidity has resulted in lower prices and higher yields for broadly syndicated energy debt investments. From August 31, 2014, to December 31, 2014, the average yield to a 3-year maturity of broadly syndicated energy loans increased from 6.08% to 11.83%, as measured by the energy component of the Credit Suisse Leveraged Loan Index, and the average yield to worst of high yield energy bonds increased from 5.35% to 9.33%, as measured by the energy component of the Bank of America Merrill Lynch High Yield Index. We believe that the debt securities of many of these Energy companies are undervalued relative to our fundamental analysis and that the recent broad decline in Energy credit prices has not taken into account company-by-company differences in hedging programs, cost structures and liquidity profiles. For example, certain Upstream companies have hedged the majority of their 2015 and a portion of their 2016 expected oil and gas production at prices meaningfully higher than current levels. In addition, certain companies have the ability to reduce costs through technological advances and many have options available to them to enhance liquidity in the event commodity prices remain depressed for a prolonged period of time. It is our view that by focusing our investments in the senior secured debt of companies with positive free cash flows, low cost structures, strong balance sheets and high-quality reserves we can generate attractive risk-adjusted yields over the long-term, while protecting our downside in most commodity price environments.

        We also believe that the recent commodity price volatility has and will continue to disrupt the flow of credit from banks and the capital markets to Energy companies and that this disruption will create opportunities for us to increase our directly originated deal flow. In particular, we expect that private Energy companies, which represent approximately 98% of all U.S. Energy companies, will experience the most significant reduction in credit availability from traditional sources. At the same time, we see multiple factors which will necessitate additional and continued capital infusion for Energy companies across all sub-sectors. Upstream companies face the inherent production declines of oil and natural gas reserves, which in turn require large annual capital inflows to replace lost production. Midstream assets throughout the U.S. are aging and are not ideally located to new areas of development, requiring additional infrastructure to be built to ensure this new supply reaches market. Further, we believe these investment opportunities could increase due to potential environmental regulations that are expected to impact fossil-fuel power generation, particularly coal generation. We believe such market dynamics across these sub-sectors will present a growing investment opportunity for us over the long-term.

        We believe that this large and varied asset class maintains the following attractive and distinct investment characteristics:

  •
  Stable Cash Flows.  The Fund will seek to make investments in companies that have relatively stable cash flows. For example, the Fund intends to invest in Midstream companies that generate a substantial amount of their cash flow from contracted assets with limited commodity price risk. The Fund intends to invest in power companies that generate cash flow through a variety of contracts such as power purchase agreements which are intended to mitigate commodity price fluctuations. The Fund's investments in Upstream companies will generally focus on those companies which the Fund believes have lower-risk, longer-lived assets that are generating strong cash flow and that have effectively hedged a portion of their production at known prices.

  •
  High Barriers to Entry.  Due to the high cost of construction and the extensive time required to obtain all the necessary environmental and regulatory approvals required to construct new energy infrastructure assets, the barriers to enter the sector are high. For example, it can take up to 15 years to obtain the necessary regulatory approvals for, and to ultimately complete construction of, a new nuclear power generating facility. As a result, it may be difficult to replicate an existing network of integrated energy infrastructure assets. These barriers to entry create a competitive advantage for existing Energy companies with significant operations. The Fund believes such barriers produce more operating leverage and, correspondingly, reduce market risk.

  •
  Steady Distributions with Attractive Growth Profiles.  As mentioned above, national and global demand for Energy is expected to continue to expand over the long term due to growing demand from emerging markets, domestic economic growth, aging of existing infrastructure and the industry's dependence on fossil fuels, which are inherently finite resources. As Energy companies seek to finance these assets, The Fund foresees a growing opportunity to make income-oriented investments. Given the strong asset value in much of the Energy industry, the Fund believes there is significant support for additional debt within the capital structure of many Energy companies. This includes opportunities for senior debt, subordinated debt and equity securities with customarily increasing levels of risk and return. In general, the Fund believes Energy companies will often seek to attract capital by paying investors a steady stream of current income with some opportunity to share in the long-term growth in their underlying markets. The Fund believes such trends are well-aligned with its investment objectives.

Characteristics of and Risks Related to Investments in Private Companies

        The Fund intends to invest primarily in income-oriented securities of privately-held companies within the United States. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. As a result, these companies, which may present greater credit risk than public companies, may be unable to meet the obligations under their debt and equity securities that the Fund holds. Second, the investments themselves may often be illiquid. The securities of many of the companies in which the Fund invests are not publicly-traded or actively-traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. In addition, the Fund expects that many of its directly originated investments generally will not be traded on any secondary market and a trading market may not develop. These securities also may be subject to legal and other restrictions on resale. As such, the Fund may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. These investments also may be difficult to value because little public information generally exists about private companies, requiring an experienced due diligence team to analyze and value the potential portfolio company. Finally, these companies may not have third-party debt ratings or audited financial statements. The Fund must therefore rely on the ability of FSEP II Advisor and/or GSO to obtain adequate information through their due diligence efforts to evaluate the creditworthiness of, and risks involved in investing in, these companies, and to determine the optimal time to exit an investment. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules and regulations that govern public companies that are designed to protect investors. See "Risk Factors—Risks Related to Our Investments—An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies."

Investment Strategy

        We seek to achieve our investment objectives by investing substantially all of our assets in the Fund. Any of our assets not invested in the Fund will be used to meet our ongoing expenses. All investments will be made at the Fund level; therefore, our investment results will correspond directly to the investment results of the Fund. The Fund's investment policy is to invest, under normal circumstances, at least 80% of the Fund's total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change. FSEP II Advisor will monitor the Fund's targeted investment mix as economic conditions evolve.

        When identifying prospective portfolio companies, the Fund intends to focus primarily on the attributes set forth below, which the Fund believes will help it generate higher total returns with an acceptable level of risk. While these criteria provide general guidelines for the Fund's investment decisions, if the Fund believes the benefits of investing are sufficiently strong, not all of these criteria necessarily will be met by each prospective portfolio company in which the Fund chooses to invest. These attributes are:

  •
  Deeply-Rooted Asset Value.  The Fund will seek to invest in companies that have significant asset value rather than speculative investments that rely solely on rising energy commodity prices, exploratory drilling success or factors beyond the control of a portfolio company. The Fund intends to focus on Energy companies that have strong potential for enhancing asset value through factors within their control. Examples of these types of factors include operating cost reductions and revenue increases driven by improved operations of previously under-performing or under-exploited assets. Such investments are expected to have significant collateral coverage and downside protection irrespective of the broader economy.

  •
  Defensible Market Positions.  The Fund will seek to invest in companies that have developed strong positions within their sub-sector and exhibit the potential to maintain sufficient cash flows and profitability to service the Fund's debt in a range of economic environments. The Fund will seek companies that can protect their competitive advantages through scale, scope, customer loyalty, product pricing or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

  •
  Proven Management Teams.  The Fund intends to focus on companies that have experienced management teams with an established track record of success. The Fund will typically require its portfolio companies to have proper incentives in place, which may include non-cash and performance-based compensation, to align management's goals with the Fund's.

  •
  Commodity Price Management.  The Fund will seek to invest in companies that appropriately manage their commodity price exposure through the use of hedging with highly-rated counterparties, contracts such as power purchase agreements or tolling agreements and other instruments that seek to minimize the company's exposure to significant commodity price swings.

  •
  Allocation Among Various Issuers and Sub-sectors.  The Fund will seek to allocate its portfolio broadly among issuers and sub-sectors within the Energy Investment Universe, thereby attempting to reduce the risk of a downturn in any one company or sub-sector having a disproportionate adverse impact on the value of the Fund's portfolio.

  •
  Viable Exit Strategy.  While the Fund will attempt to invest in securities that may be sold in a privately negotiated over-the-counter market, providing the Fund a means by which it may exit its positions, the Fund expects that a large portion of its portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, the Fund intends to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of the Fund's investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

        In addition, in an order dated June 4, 2013, the SEC granted exemptive relief that, subject to the satisfaction of certain conditions, expands the Fund's ability to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates, which the Fund believes will enhance its ability to further its investment objectives and strategy.

Potential Competitive Strengths

        We believe that we offer our investors the following potential competitive strengths:

        Global Platform with Seasoned Investment Professionals. We believe that the breadth and depth of the experience of FSEP II Advisor's senior management team, together with the wider resources of GSO's investment team, which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, will provide the Fund with a significant competitive advantage in sourcing and analyzing attractive investment opportunities worldwide.

        Long-Term Investment Horizon. The Fund's long-term investment horizon will give it great flexibility, which the Fund believes will allow it to maximize returns on its investments. Unlike most private equity and venture capital funds, the Fund will not be required to return capital to its shareholders once it exits a portfolio investment. Such funds typically can only be invested once and must be returned to investors after a specific time period. These provisions often force private equity and venture capital funds to seek liquidity events, including initial public offerings, mergers or recapitalizations, more quickly than they otherwise might, potentially resulting in a lower return to investors. The Fund believes that freedom from such capital return requirements, which will allow the Fund to invest using a longer-term focus, will provide the Fund with the opportunity to increase total returns on invested capital, compared to other private company investment vehicles.

        GSO Transaction Sourcing Capability. FSEP II Advisor will seek to leverage GSO's significant access to transaction flow. GSO seeks to generate investment opportunities through syndicate and club deals (generally, investments made by a small group of investment firms) and, subject to regulatory constraints as discussed under "Regulation" and the allocation policies of GSO and its affiliates, as applicable, also through GSO's direct origination channels. These include significant contacts to participants in the credit and leveraged finance marketplace, which it can draw upon in sourcing investment opportunities for the Fund. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GSO's origination channel, FSEP II Advisor will seek to leverage the global presence of GSO and its long-standing personal contacts within the Energy industry to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. The Fund believes that the broad network of GSO will produce a significant pipeline of investment opportunities for it. GSO also has a significant trading platform, which, the Fund believes, will allow it access to the secondary market for investment opportunities.

        Disciplined, Income-Oriented Investment Philosophy. FSEP II Advisor and GSO intend to employ a conservative investment approach focused on current income and long-term investment performance. This investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

        Investment Expertise Across All Levels of the Corporate Capital Structure. FSEP II Advisor and GSO believe that their broad expertise and experience investing at all levels of a company's capital structure will enable the Fund to manage risk while affording the Fund the opportunity for significant returns on its investments. The Fund will attempt to capitalize on this expertise in an effort to produce and maintain an investment portfolio that will perform in a broad range of economic conditions. In addition, the Fund will seek to leverage this broad-ranging capability to enable the Fund to provide Energy companies with financing that most closely aligns with their particular capital needs. The Fund believes that such flexibility is valuable to Energy companies and will provide it with a competitive advantage over other capital providers that are more limited in the securities in which they invest.

Operating and Regulatory Structure

        The Fund's investment activities will be managed by FSEP II Advisor and supervised by the Fund Board, a majority of whom are independent. Under the investment advisory and administrative services agreement, The Fund has agreed to pay FSEP II Advisor an annual base management fee based on its average weekly gross assets as well as incentive fees based on the Fund's performance. See "Investment Advisory and Administrative Services Agreement" for a description of the fees to which FSEP II Advisor is entitled.

        From time to time, FSEP II Advisor may enter into sub-advisory relationships with registered investment advisers that possess skills or attributes that FSEP II Advisor believes will aid it in achieving the Fund's investment objectives. FSEP II Advisor has engaged GSO to act as the Fund's investment sub-adviser. GSO will assist FSEP II Advisor in identifying investment opportunities and make investment recommendations for approval by FSEP II Advisor according to guidelines set by FSEP II Advisor. FSEP II Advisor oversees our and the Fund's day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also performs, or oversees the performance of, our and the Fund's corporate operations and required administrative services, which includes being responsible for the financial records that we and the Fund are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us and the Fund in calculating our respective net asset value, overseeing the preparation and filing of our respective tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of our and the Fund's expenses and the performance of administrative and professional services rendered to us and the Fund by others.

        We and the Fund will reimburse FSEP II Advisor for expenses necessary to perform services related to our and the Fund's administration and operations, respectively, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us and the Fund, respectively on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we and the Fund estimate would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us and the Fund, respectively, based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees and the Fund Board, respectively, will review the methodology employed in determining how the expenses are allocated to us and the Fund, respectively, and the proposed allocation of administrative expenses among us and the Fund, respectively, and certain affiliates of FSEP II Advisor. Our board of trustees and the Fund Board, respectively, will assess the reasonableness of such reimbursements for expenses allocated to us and the Fund, respectively, based on the breadth, depth and quality of such services as compared to the estimated cost to us and the Fund of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees and the Fund Board will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees and the Fund Board, respectively, will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of net assets to the same ratio as reported by other comparable BDCs. We and the Fund will not reimburse FSEP II Advisor for any services for which it will receive a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        We and the Fund have contracted with State Street Bank and Trust Company to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us or the Fund and performing testing with respect to RIC compliance. We and the Fund have contracted with Vigilant Compliance, LLC to provide us with a chief compliance officer, Salvatore Faia, president of that firm.

        As a BDC, we and the Fund are required to comply with certain regulatory requirements. Also, while the Fund will be permitted to finance investments using debt, the Fund's ability to use debt will be limited in certain significant respects pursuant to the 1940 Act. Within the limits of existing regulation, the Fund will adjust its use of debt, according to market conditions, to the level the Fund believes will allow it to generate maximum risk-adjusted returns. The Fund intends to elect to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

Investment Types

  Senior Debt

        Senior debt is situated at the top of the capital structure. Because this debt has priority in payment, it carries the least risk among all investments in a firm. Generally, senior debt in which the Fund may invest is expected to have a maturity period of three to seven years, offer some form of amortization, and have first priority security interests in the assets of the borrower. Senior debt is comprised of first lien and second lien debt positions. Second lien debt is granted a second priority security interest in the assets of the borrower, which means that any realization of collateral will generally be applied to pay first lien debt in full before second lien debt positions are paid and the value of collateral may not be sufficient to repay in full both first lien and second lien secured debt. Generally, the Fund expects that the interest rate on its first lien debt typically will have variable rates ranging between 4.0% and 9.0% over a standard benchmark, such as the prime rate or LIBOR. The Fund expects that the interest rate on second lien debt will have variable rates ranging between 6.0% and 10.0% over a standard benchmark. In addition, the Fund may receive additional returns from any warrants it may receive in connection with these investments.

  Subordinated Debt

        In addition to senior debt, the Fund may also invest a portion of its assets in subordinated debt of private companies. Subordinated debt usually ranks junior in priority of payment to first lien and second lien secured loans and is often unsecured, but is situated above preferred equity and common equity in the capital structure. In return for their junior status compared to first lien and second lien secured loans, subordinated debt typically offers higher returns through both higher interest rates and possible equity ownership in the form of warrants, enabling the lender to participate in the capital appreciation of the borrower. These warrants typically require only a nominal cost to exercise. The Fund intends to generally target subordinated debt with interest-only payments throughout the life of the security, with the principal due at maturity. Typically, subordinated debt securities have maturities of five to ten years. Generally, the Fund expects these securities to carry a fixed rate or a floating current yield of 8.0% to 12.0% over a standard benchmark. In addition, the Fund may receive additional returns from any warrants it may receive in connection with these investments. In some cases, a portion of the total interest may accrue or be PIK.

  Preferred Equity

        Preferred equity typically includes a stated value or liquidation preference structurally ahead of common equity holders. Holders of preferred equity can be entitled to a wide range of voting and other rights, depending on the structure of each separate security. Preferred equity can also include a conversion feature whereby the securities convert into common stock based on established parameters according to set ratios. The Fund will seek to invest in primarily income-oriented equity securities of Energy companies in a manner consistent with its status as a BDC.

  Other Equity Securities

        The Fund may also invest in other equity securities which are typically structurally subordinate to all other securities within the capital structure and do not have a stated maturity. As compared to more senior securities, equity interests have greater risk exposure, but also have the potential to provide a higher return. Some of these investments may take the form of common units in MLPs. MLPs typically pay their unit holders quarterly distributions, offering investors a current yield and the opportunity for a more stable return profile.

  Net Profits Interests, Royalty Interests, Volumetric Production Payments, or VPPs

        The Fund may invest in energy-specific non-operating investments including net profits interests, royalty interests or VPPs. Such non-operating interests do not include the rights and obligations of operating a mineral property (costs of exploration, development, operation) and do not bear any part of the net losses. Net profits interests and royalty interests are contractual agreements whereby the holders of such interests are entitled to a portion of the mineral production or proceeds therefrom. A VPP is a type of structured investment whereby the owner sells a specific volume of production in a field or property to an investor and the investor receives a specific quota of production on a monthly basis in either raw output or proceeds therefrom. A VPP is typically set to expire after a certain length of time or after a specified aggregate total volume of the commodity has been delivered. If the producer cannot meet the supply quota for a given period, the supply obligation rolls forward to future cycles until the buyer is made financially whole.

  Non-U.S. Securities

        The Fund may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act.

Sources of Income

        The primary means through which our shareholders will receive a return of value is through interest income, dividends and capital gains generated by the Fund's investments. In addition to these sources of income, the Fund may receive fees paid by its portfolio companies, including one-time closing fees paid at the time each investment is made. Closing fees typically range from 1.0% to 3.0% of the purchase price of an investment. In addition, the Fund may generate revenues in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance, consulting fees and performance-based fees.

Risk Management

        The Fund will seek to limit the downside potential of its investment portfolio by:

  •
  applying the Fund's investment strategy guidelines for portfolio investments;

  •
  requiring a total return on investments (including both interest and potential appreciation) that adequately compensates the Fund for credit risk;

  •
  allocating the Fund's portfolio among various issuers and sub-sectors, and size permitting, with an adequate number of companies, across different sub-sectors of the Energy industry, with different types of collateral; and

  •
  negotiating or seeking debt and other securities with covenants or features that protect the Fund while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

        Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights. The Fund may also enter into interest rate hedging transactions at the sole discretion of FSEP II Advisor. Such transactions will enable the Fund to selectively modify interest rate exposure as market conditions dictate.

  Affirmative Covenants

        Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender's monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include covenants requiring the borrower to maintain adequate insurance, accounting and tax records, and to produce frequent financial reports for the benefit of the lender.

  Negative Covenants

        Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender's investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender's approval. In addition, certain covenants restrict a borrower's activities by requiring it to meet certain earnings interest coverage ratio and leverage ratio requirements. These covenants are also referred to as financial or maintenance covenants.

Investment Process

        The investment professionals employed by FSEP II Advisor and GSO have spent their careers developing the resources necessary to invest in private companies. The Fund's transaction process is highlighted below.

THE FUND'S TRANSACTION PROCESS

  Sourcing

        In order to source transactions, FSEP II Advisor will seek to leverage GSO's significant access to transaction flow, along with GSO's trading platform, which allows for access to the syndicated loan market, which may be a key source of investment opportunities for the Fund. GSO will seek to generate investment opportunities through its trading platform, through syndicate and club deals and, subject to regulatory constraints and the allocation policies of GSO and its affiliates, as applicable, through GSO's direct origination channels. With respect to syndicate and club deals, GSO has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. With respect to GSO's origination channel, FSEP II Advisor will seek to leverage the global presence of GSO and its long-standing personal contacts within the Energy industry to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. The Fund believes that the broad network of GSO will provide a significant pipeline of investment opportunities for it.

  Evaluation

        Initial Review. In its initial review of an investment opportunity to present to FSEP II Advisor, GSO's transaction team examines information furnished by the target company and external sources, including rating agencies, if applicable, to determine whether the investment meets the Fund's basic investment criteria and other guidelines specified by FSEP II Advisor, within the context of proper allocation of the Fund's portfolio among various issuers and industry sub-sectors, and offers an acceptable probability of attractive returns with identifiable downside risk. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated GSO research analyst, the results of which are available for the transaction team to review. In the case of a directly originated transaction, FSEP II Advisor and GSO will conduct detailed due diligence investigations as necessary.

        Credit Analysis/Due Diligence. Before undertaking an investment, the transaction team will conduct a thorough due diligence review of the opportunity to ensure the company fits the Fund's investment strategy, which may include:

  •
  a full operational analysis to identify the key risks and opportunities of the target's business, including a detailed review of historical and projected financial results;

  •
  a detailed analysis of industry dynamics, competitive position, regulatory, tax and legal matters;

  •
  on-site visits, if deemed necessary;

  •
  background checks to further evaluate management and other key personnel;

  •
  a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

  •
  financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

  •
  a review of management's experience and track record.

        When possible, the Fund's advisory team will seek to structure transactions in such a way that its target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work the Fund may require.

  Execution

        Recommendation.    FSEP II Advisor has engaged GSO to identify and recommend investment opportunities for its approval. GSO seeks to maintain a defensive approach toward its investment recommendations by emphasizing risk control in its transaction process, which includes (i) the pre-review of each opportunity by one of its portfolio managers to assess the general quality, value and fit relative to the Fund's portfolio, (ii) where possible, transaction structuring with a focus on preservation of capital in varying economic environments and (iii) ultimate approval of investment recommendations by GSO's investment committee.

        Approval.    After completing its internal transaction process, GSO will make formal recommendations for review and approval by FSEP II Advisor. In connection with its recommendation, it will transmit any relevant underwriting material and other information pertinent to the decision-making process. In addition, GSO will make its staff available to answer inquiries by FSEP II Advisor in connection with its recommendations. The consummation of a transaction will require unanimous approval of the members of FSEP II Advisor's investment committee.

  Monitoring

        Portfolio Monitoring.    FSEP II Advisor, with the help of GSO, will monitor the Fund's portfolio with a focus toward anticipating negative credit events. To maintain portfolio company performance and help to ensure a successful exit, FSEP II Advisor and GSO will work closely with the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company's business plan. In addition, depending on the size, nature and performance of the transaction, the Fund may occupy a seat or serve as an observer on a portfolio company's board of directors or similar governing body.

        Typically, FSEP II Advisor and GSO will receive financial reports detailing operating performance, sales volumes, margins, cash flows, financial position and other key operating metrics on a quarterly basis from the Fund's portfolio companies. FSEP II Advisor and GSO will use this data, combined with due diligence gained through contact with the company's customers, suppliers, competitors, market research and other methods, to conduct an ongoing, rigorous assessment of the company's operating performance and prospects.

        In addition to various risk management and monitoring tools, FSEP II Advisor will use an investment rating system to characterize and monitor the expected level of returns on each investment in the Fund's portfolio. FSEP II Advisor will use an investment rating scale of 1 to 5. The following is a description of the conditions associated with each investment rating:

Investment Rating	Summary Description
1	Investment exceeding expectations and/or capital gain expected.
2	Performing investment generally executing in accordance with the portfolio company's business plan—full return of principal and interest expected.
3	Performing investment requiring closer monitoring.
4	Underperforming investment—some loss of interest or dividend possible, but still expecting a positive return on investment.
5	Underperforming investment with expected loss of interest and some principal.

        FSEP II Advisor will monitor and, when appropriate, will change the investment ratings assigned to each investment in the Fund's portfolio. In connection with valuing the Fund's assets, the Fund Board will review these investment ratings on a quarterly basis. In the event that the Fund Board or advisory team determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, they will attempt to sell the asset in the secondary market, if applicable, or to implement a plan to attempt to exit the investment or to correct the situation.

        The amount of the portfolio in each grading category may vary substantially from period to period resulting primarily from changes in the composition of the portfolio as a result of new investment, repayment and exit activities. In addition, changes in the grade of investments may be made to reflect the Fund's expectation of performance and changes in investment values.

        Valuation Process.    Each quarter, the Fund will value investments in its portfolio, and such values will be disclosed each quarter in reports filed with the SEC. Investments for which market quotations are readily available will be recorded at such market quotations. With respect to investments for which market quotations are not readily available, the Fund Board will determine the fair value of such investments in good faith, utilizing the input of management, the Fund's valuation committee, FSEP II Advisor and any other professionals or materials that the Fund Board deems worthy and relevant, including GSO, independent third-party pricing services and independent third-party valuation firms, if applicable. See "Determination of Net Asset Value."

        Managerial Assistance.    As a BDC, the Fund must offer, and provide upon request, managerial assistance to certain of the Fund's portfolio companies. This assistance could involve, among other things, monitoring the operations of the Fund's portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Depending on the nature of the assistance required, FSEP II Advisor or GSO will provide such managerial assistance on the Fund's behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, the Fund, rather than FSEP II Advisor or GSO, will retain any fees paid for such assistance.

  Exit

        While the Fund attempts to invest in securities that may be sold in a privately negotiated over-the-counter market, providing the Fund a means by which it may exit its positions, the Fund expects that a large portion of its portfolio may not be sold on this secondary market. For any investments that are not able to be sold within this market, the Fund intends to focus primarily on investing in companies whose business models and growth prospects offer attractive exit possibilities, including repayment of the Fund's investments, an initial public offering of equity securities, a merger, a sale or a recapitalization, in each case with the potential for capital gains.

Staffing

        We do not currently have any employees. Each of our executive officers, aside from our chief compliance officer, Mr. Faia, is a principal, officer or employee of FSEP II Advisor, which manages and oversees the Fund's investment operations. Mr. Faia is not affiliated with FSEP II Advisor. See "Management—Board of Trustees and Executive Officers—Executive Officers Who Are Not Trustees" for a biography of Mr. Faia. In the future, FSEP II Advisor may retain additional investment personnel based upon its needs. See "Investment Advisory and Administrative Services Agreement."

Facilities

        Our administrative and principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Legal Proceedings

        None of us, the Fund nor FSEP II Advisor is currently subject to any material legal proceedings, nor, to our or the Fund's knowledge, is any material legal proceeding threatened against us, the Fund or against FSEP II Advisor. From time to time, we, the Fund and individuals employed by FSEP II Advisor may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our or the Fund's rights under contracts with the Fund's portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, we and the Fund do not expect that any such proceedings will have a material effect upon our financial condition.

 DETERMINATION OF NET ASSET VALUE

        We intend to determine the net asset value of our common shares based on the value of our interest in the Fund, using the net asset value of the Fund. We will calculate net asset value per share by subtracting liabilities (including accrued expenses or distributions) from our total assets (the value of securities, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of our outstanding shares.

        The Fund intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Fund Board. The Fund calculates net asset value per Fund Share by subtracting liabilities (including accrued expenses and distributions) from the total assets of the Fund (the value of securities, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of outstanding Fund Shares. In connection with that determination, the Fund expects that FSEP II Advisor will provide the Fund Board with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        ASC Topic 820 issued by the FASB clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Fund intends to undertake a multi-step valuation process each quarter, as described below:

  •
  the Fund's quarterly valuation process will begin with FSEP II Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Fund's valuation committee, which valuation may be obtained from an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions will then be documented and discussed with the Fund's valuation committee;

  •
  the Fund's valuation committee will review the preliminary valuation and FSEP II Advisor's management team, together with the Fund's independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Fund Board will discuss valuations and determine the fair value of each investment in the Fund's portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to the Fund's financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Fund's financial statements. In making its determination of fair value, the Fund Board may use independent third-party pricing or valuation services. However, the Fund Board is not required to determine fair value in accordance with the valuation provided by any single source, and retains the discretion to use any relevant data, including information obtained from FSEP II Advisor or any independent third-party valuation or pricing service, that it deems to be reliable in determining fair value under the circumstances. Below is a description of factors that the Fund Board may consider when valuing the Fund's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Fund may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Fund Board may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Fund's debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Fund's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Fund Board, in its analysis of fair value, may consider various factors, such as multiples of EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Fund's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Fund Board may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Fund Board may also consider the size and scope of a portfolio company and its specific strengths and weaknesses and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of portfolio companies relative to comparable firms, as well as such other factors as the Fund Board, in consultation with any third-party valuation firm, if applicable, may consider relevant in assessing fair value. Generally, the value of the Fund's equity interests in public companies for which market quotations are readily available is based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If the Fund receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. The Fund Board will subsequently value these warrants or other equity securities received at fair value.

        The fair values of the Fund's investments will be determined in good faith by the Fund Board. The Fund Board will be solely responsible for the valuation of its portfolio investments at fair value as determined in good faith pursuant to its valuation policy and consistently applied valuation process. The Fund intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end provided by an independent third-party pricing service and screened for validity by such services. For investments for which the third-party pricing service is unable to obtain quoted prices, the Fund intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Fund holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, the Fund's valuation committee will utilize an independent third-party valuation service to value such investments.

        The Fund will periodically benchmark the bid and ask prices it receives from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service, against the actual prices at which the Fund purchases and sells its investments. The Fund believes that these prices will be reliable indicators of fair value. The Fund's valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Fund's valuation process.

Determinations in Connection with Offerings

        We are offering our common shares on a continuous basis at an initial offering price of $10.55 per share; however, to the extent that our net asset value per share increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price for ten consecutive business days, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Therefore, persons who subscribe for our common shares in our continuous public offering must submit subscriptions for a certain dollar amount, rather than a number of our common shares and, as a result, may receive fractional common shares. The minimum permitted purchase is $5,000 of our common shares. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement.

        In connection with each weekly closing on the sale of common shares, our board of trustees or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling common shares at a price per share which, after deducting upfront selling commissions, is below our then-current net asset value per share. Our board of trustees or a committee thereof will consider the following factors, among others, in making such determination:

  •
  the net asset value per share of our common shares disclosed in the most recent periodic report we filed with the SEC;

  •
  our management's assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of the Fund's portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our common shares; and

  •
  the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management's assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our common shares at the date of closing.

        Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our common shares, but instead it involves the determination by our board of trustees or a committee thereof that we are not selling our common shares at a price which, after deducting upfront selling commissions, is below the net asset value per share at the time at which the closing and sale is made.

        To the extent that there is a possibility that we may (i) issue our common shares at a price which, after deducting upfront selling commissions, is below the net asset value per share of our common shares at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of our common shares pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until this prospectus is amended, our board of trustees or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting upfront selling commissions, is below our then-current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

        These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

 MANAGEMENT OF THE COMPANY AND THE FUND

        Pursuant to our declaration of trust and bylaws, our business and affairs are managed under the direction of our board of trustees. The same individuals serve on our board of trustees and the Fund Board. The responsibilities of our board of trustees include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of trustees has an audit committee, which is comprised of independent trustees, a valuation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Our board of trustees is tasked with the same level of responsibility and performs the same role as a board of directors for a corporation. Each trustee will serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Although the number of trustees may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent trustee. Any trustee may resign at any time and may be removed with or without cause by the shareholders upon the affirmative vote of at least a majority of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the trustee is to be removed.

        A vacancy created by an increase in the number of trustees or the death, resignation, removal, adjudicated incompetence or other incapacity of a trustee may be filled only by a vote of a majority of the remaining trustees. As provided in our declaration of trust, nominations of individuals to fill the vacancy of a board seat previously filled by an independent trustee will be made by the remaining independent trustees.

Board of Trustees and Executive Officers

        Our board of trustees consists of five members, three of whom are not "interested persons" of us, the Fund or FSEP II Advisor as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as independent trustees. Our declaration of trust was reviewed and unanimously approved by a vote of the trustees, including a majority of our independent trustees. Members of our board of trustees will be elected annually at our annual meeting of shareholders. We are prohibited from making loans or extending credit, directly or indirectly, to our trustees or executive officers under Section 402 of the Sarbanes-Oxley Act.

        Through its direct oversight role, and indirectly through its committees, our board of trustees performs a risk oversight function for us consisting of, among other things, the following activities: (1) at regular and special board of trustees meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to our performance and operations; (2) reviewing and approving, as applicable, our compliance policies and procedures; (3) meeting with the portfolio management team to review investment strategies, techniques and the processes used to manage related risks; (4) meeting with, or reviewing reports prepared by, the representatives of key service providers, including the Fund's investment adviser, administrator, distributor, transfer agent, custodian and independent registered public accounting firm, to review and discuss our activities and to provide direction with respect thereto; and (5) engaging the services of our chief compliance officer to test our compliance procedures and our service providers. Mr. Forman, who is not an independent trustee, serves as the president, chief executive officer and chairman of our board of trustees. Our board of trustees feels that Mr. Forman, as our co-founder, president and chief executive officer, is the trustee with the most knowledge of our business strategy and is best situated to serve as chairman of the board of trustees. Our declaration of trust, as well as regulations governing BDCs generally, requires that a majority of the board of trustees be independent trustees. Our board of trustees does not currently have a lead independent trustee. Our board of trustees, after considering various factors, has concluded that this structure is appropriate given our current size and complexity.

Trustees

        Information regarding our board of trustees is set forth below. We have divided the trustees into two groups—interested trustees and independent trustees. The address for each trustee is c/o [FS Energy and Power Fund II—A], 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

NAME	AGE	TRUSTEE SINCE	EXPIRATION OF TERM
Interested Trustees
Michael C. Forman	53	2014	2015
David J. Adelman	42	2014	2015
Independent Trustees
M. Walter D'Alessio	81	2014	2015
Marc R. Lederman	43	2014	2015
Judah C. Sommer	70	2014	2015

Interested Trustees

        Michael C. Forman has served as our chairman, president and chief executive officer since our inception in February 2014, as the chairman, president and chief executive officer of the Fund since its inception in [            ], 2015 and as the chairman and chief executive officer of FSEP II Advisor since its inception in February 2014. Mr. Forman also currently serves as chairman, president and chief executive officer of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Investment Corporation III, FSIC III Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund and the FSGCOF Offered Funds, and has presided in such roles since each entity's inception in October 2007, September 2010, September 2010, July 2011, November 2011, June 2013, October 2013, January 2013, January 2013 and January 2013, respectively. Mr. Forman also currently serves as the chairman and chief executive officer of FS Investment Corporation and has presided in such roles since its inception in December 2007. Mr. Forman served as president of FS Investment Corporation from its inception in December 2007 until April 2013. In 2005, Mr. Forman co-founded FB Capital Partners, L.P., an investment firm that previously invested in private equity, senior and mezzanine debt and real estate, and has served as managing general partner since inception. In May 2007, Mr. Forman co-founded Franklin Square Holdings.

        Prior to co-founding FB Capital Partners, L.P., Mr. Forman spent nearly 20 years as an attorney in the Corporate and Securities Department at the Philadelphia based law firm of Klehr, Harrison, Harvey, Branzburg & Ellers LLP, or Klehr Harrison, where he was a partner from 1991 until leaving the firm to focus exclusively on investments. In addition to his career as an attorney and investor, Mr. Forman has been an active entrepreneur and has founded several companies, including companies engaged in the gaming, specialty finance and asset management industries. Mr. Forman serves as a member of the board of directors of a number of private companies. He is also a member of a number of civic and charitable boards, including The Franklin Institute (executive committee member), the University of the Arts (executive committee member), the Vetri Foundation for Children (chairman), the executive committee of the Greater Philadelphia Alliance for Capital and Technologies (PACT), and Murex Investments, Inc., a Pennsylvania-based economic development/venture capital firm, where he chairs the investment committee. Mr. Forman received his B.A., summa cum laude, from the University of Rhode Island, where he was elected Phi Beta Kappa, and received his J.D. from Rutgers University.

        Mr. Forman has extensive experience in corporate and securities law and has founded and served in a leadership role of various companies, including FSEP II Advisor. Our board of trustees believes

Mr. Forman's experience and his positions as our, the Fund's and FSEP II Advisor's chief executive officer make him a significant asset to us.

        David J. Adelman has served as our vice-chairman since our inception in February 2014 and as the vice-chairman of the Fund since its inception in [                ], 2015. He also currently serves as the vice-chairman of FS Investment Corporation, FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Investment Corporation III and FSIC III Advisor, LLC, and has presided in such role since each entity's inception in December 2007, October 2007, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013 and October 2013, respectively. Mr. Adelman has significant managerial and investment experience and has served as the president and chief executive officer of Philadelphia-based Campus Apartments, Inc., or Campus Apartments, since 1997. Campus Apartments develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. In 2006, Campus Apartments entered into a $1.1 billion venture with GIC Real Estate Pte Ltd., the real estate investment arm of the Government of Singapore Investment Corporation, in which Campus Apartments uses the venture's capital to acquire, develop, operate and manage student housing projects across the United States. In addition to his duties as president and chief executive officer of Campus Apartments, Mr. Adelman has been the chief executive officer of Campus Technologies, Inc. since 2001, the vice-chairman of University City District board of directors since 1997, board member of ICG Group, Inc. since June 2011, and member of the National Multi Family Council (NMHC), and the Young President's Organization. Mr. Adelman formerly served as a board member of Hyperion Bank and on the executive committee of the Urban Land Institute's Philadelphia Chapter. Mr. Adelman is also an active private investor and entrepreneur, having co-founded Franklin Square Holdings with Mr. Forman. Mr. Adelman received his B.A. in Political Science from Ohio State University.

        Mr. Adelman has substantial management, operational and financial expertise generated through his leadership roles for public and private companies, including his service as president and chief executive officer of Campus Apartments. Mr. Adelman also serves on the board of directors and in other leadership roles for various charitable and civic organizations. These varied activities have provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

Independent Trustees

        M. Walter D'Alessio has served as a principal of NorthMarq Advisors, LLC, a real estate and economic development advisory services firm, since December 2012. From 2003 to December 2012, he served as vice chairman of NorthMarq Capital, LLC, a real estate financial intermediary. He served as chairman and chief executive officer of Legg Mason Real Estate Services, Inc., a mortgage banking firm, from 1982 until 2003, when the company was sold to NorthMarq Capital. Mr. D'Alessio has also served as a director of PECO Energy Company, a subsidiary of Exelon Corporation, since 1983, where he has served at various times as a member of the audit committee and corporate governance committee. From 2000 until December 2012, he served on the board of Exelon Corporation, a provider of energy services, where he served at various times as chairman of the corporate governance committee, as a member of the compensation committee and the audit committee and as lead independent director. Mr. D'Alessio has also served as a trustee of Brandywine Realty Trust, a full service real estate company, since 1996, and as chairman of the board since March 2004. He also currently serves as a member of its compensation committee. In addition, Mr. D'Alessio has served as a member of the board of trustees of Pennsylvania Real Estate Investment Trust since 2005, and as lead independent trustee since January 2011. He is the chairman of the board of directors of Independence Blue Cross, a health insurance provider. Mr. D'Alessio is also on the board of a number of civic organizations, including the Philadelphia Industrial Development Corporation and the Greater Philadelphia Chamber of Commerce. Mr. D'Alessio received his M.S. in City Planning from the University of Illinois and his B.S. in Landscape Architecture from Pennsylvania State University.

        In the opinion of our board of trustees, Mr. D'Alessio's experience on various public and private boards has provided him with experience and insight which is beneficial to us.

        Marc Lederman is a co-founder and member of NewSpring Capital, LLC, a family of specific purpose private equity funds. Mr. Lederman has been with NewSpring Capital since 2000. He serves as a general partner of the firm's three growth equity funds, NewSpring Ventures, L.P., formed in 1999, NewSpring Growth Capital II, L.P., formed in 2006 and NewSpring Growth Capital III, L.P. formed in January 2012. Mr. Lederman serves as a director of various NewSpring Growth Capital portfolio companies. Prior to the founding of NewSpring Capital, he served in various capacities at Deloitte & Touche LLP, including as manager in the Business Assurance and Advisory Services Group and as a senior accountant. Mr. Lederman is actively involved with various civic organizations, including as a member, and executive committee member, of the Greater Philadelphia Alliance for Capital Technologies and of the Wharton Private Equity & Venture Capital Association. Mr. Lederman earned a B.S. in Accountancy from Villanova University and a M.B.A. from The Wharton School of the University of Pennsylvania. He is a Certified Public Accountant (inactive).

        Mr. Lederman's extensive experience in finance, investing and accounting has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

        Judah C. Sommer served as Senior Counsel and Chair of the Public Policy Group at Crowell & Moring LLP, an international law firm, from June 2012 to March 2014. Prior to his position at Crowell & Moring, he served as Senior Advisor of Government Affairs from January 2011 to March 2012 and as Senior Vice President, Head of Government Affairs, from 2007 to December 2010, at UnitedHealth Group, a diversified health care company. Mr. Sommer previously served as Managing Director, Head of Global Government Affairs at Goldman Sachs & Co. from 1997 to 2007 and as Vice President from 1984-1997. He previously served in the office of U.S. Senator Jacob K. Javits of New York. Mr. Sommer is a member of the Board of Directors of the YMCA of Metropolitan Washington and is a member of the Board of Directors and Secretary of Y-USA, the YMCA's national board. He received his J.D. from New York University School of Law and his B.A. in International Relations from Johns Hopkins University.

        Mr. Sommer's legal and public policy experience has provided him, in the opinion of our board of trustees, with experience and insight which is beneficial to us.

Executive Officers

        The following persons serve as our and the Fund's executive officers in the following capacities:

NAME	AGE	POSITIONS HELD
Michael C. Forman	53	President and Chief Executive Officer
Salvatore Faia	52	Chief Compliance Officer
Edward T. Gallivan, Jr.	52	Chief Financial Officer
Zachary Klehr	36	Executive Vice President
Gerald F. Stahlecker	49	Executive Vice President
Stephen S. Sypherd	37	Vice President, Treasurer and Secretary

        The address for each executive officer is c/o [FS Energy and Power Fund II—A], 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Executive Officers Who Are Not Trustees

        Salvatore Faia has served as our chief compliance officer since February 2014 and as the chief compliance officer of the Fund since [                ], 2015. Mr. Faia also serves as the chief compliance officer of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and FS Investment Corporation III, and has presided in such roles since May 2008, April 2011, July 2011, June 2013, June 2013 and December 2013, respectively. Also, Mr. Faia served as the chief compliance officer for FB Income Advisor, LLC from November 2008 to December 2010. Since 2004, Mr. Faia has served as the president of Vigilant Compliance, LLC, a full service compliance firm serving mutual funds and the investment industry. In connection with his role as president of Vigilant Compliance, LLC, he currently serves as chief compliance officer for a number of mutual funds and investment advisers. Mr. Faia has also served as trustee to EIP Growth and Income Fund since May 2005.

        From 2002 to 2004, Mr. Faia served as senior legal counsel for PFPC Worldwide, Inc., and from 1997 to 2001, he was a partner with an AmLaw 100 law firm. Mr. Faia has extensive experience with mutual funds, hedge funds, investment advisers, broker dealers and the investment management industry. In addition to being an experienced attorney with respect to the 1940 Act and Advisers Act, he is a Certified Public Accountant, and holds various Financial Industry Regulatory Authority Securities Licenses. Mr. Faia is a member of the Investment Company Institute's chief compliance officer committee. Mr. Faia graduated from the University of Pennsylvania Law School with his J.D., and received his degree in accounting and finance from La Salle University.

        Edward T. Gallivan, Jr. has served as our chief financial officer since our inception in February 2014 and as the chief financial officer of the Fund since its inception in [                    ], 2015. He has served as chief financial officer of FS Energy and Power Fund and FS Investment Corporation III since November 2012 and June 2013, respectively. Prior to his appointment as chief financial officer of FS Energy and Power Fund, Mr. Gallivan was a director at BlackRock, Inc. from 2005 to October 2012, where he was head of financial reporting for over 350 mutual funds. From 1988 to 2005, Mr. Gallivan worked at State Street Research & Management Company, where he served as the assistant treasurer of mutual funds. Mr. Gallivan began his career as an auditor at the global accounting firm, PricewaterhouseCoopers LLP, where he practiced as a certified public accountant. Mr. Gallivan received his B.S. in Business Administration (Accounting) degree at Stonehill College in Massachusetts.

        Zachary Klehr has served as our executive vice president since our inception in February 2014 and as the executive vice president of the Fund since its inception in [                ], 2015. Mr. Klehr also currently serves as executive vice president of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds and FS Investment Corporation III and has presided in such roles since January 2013 January 2013, January 2013, January 2013, January 2013 and June 2013, respectively. Mr. Klehr has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FSIC III Advisor, LLC, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FS Global Advisor, LLC, since the later of February 2011 or such entity's inception date, including as executive vice president since September 2012. In this role, he focuses on fund administration, portfolio management, fund operations, research, education and communications. Prior to joining Franklin Square Holdings, Mr. Klehr served as a vice president at Versa Capital Management, or Versa, a private equity firm with approximately $1 billion in assets under management, from July 2007 to February 2011. At Versa, he sourced, underwrote, negotiated, structured and managed investments in middle-market distressed companies, special situations and distressed debt. Prior to Versa, Mr. Klehr spent five years at Goldman, Sachs & Co., starting as an analyst in the Investment Banking Division, then in the executive office working on firm-wide strategy covering hedge funds and other complex multi-faceted clients of the firm. Later, he joined the Financial Sponsors Group as an associate where he focused on leveraged buyouts, acquisitions and equity and debt financings for private equity clients.

Mr. Klehr received his M.B.A., with honors, from the Wharton School of the University of Pennsylvania and his B.A., cum laude, also from the University of Pennsylvania. He is active in his community and serves on the board of trustees of The Philadelphia School where he is a member of the executive, governance, advancement, finance and investment committees.

        Gerald F. Stahlecker has served as our executive vice president since our inception in February 2014, as the executive vice president of the Fund since its inception in [      ], 2015, and as the executive vice president of FSEP II Advisor since its inception in February 2014. Mr. Stahlecker also serves as the executive vice president of Franklin Square Holdings and has presided in such role since January 2010. Mr. Stahlecker also serves as executive vice president of FB Income Advisor, LLC, FS Energy and Power Fund, FS Investment Advisor, LLC, FS Investment Corporation II, FSIC II Advisor, LLC, FS Global Credit Opportunities Fund, the FSGCOF Offered Funds, FS Global Advisor, LLC, FS Investment Corporation III and FSIC III Advisor, LLC, and has presided in such roles since January 2010, September 2010, September 2010, July 2011, November 2011, January 2013, January 2013, January 2013, June 2013 and October 2013, respectively. Mr. Stahlecker has also served as president of FS Investment Corporation since April 2013 and previously served as its executive vice president from March 2010 to April 2013. Mr. Stahlecker was an independent director of FS Investment Corporation and served as a member of the audit committee and as chairman of the valuation committee from FS Investment Corporation's inception in December 2007 to December 2009 when he resigned as a director in order to join our affiliates, FB Income Advisor, LLC and Franklin Square Holdings. Mr. Stahlecker is a former founding partner of Radcliffe Capital Management, L.P., or Radcliffe, an SEC-registered investment advisory firm which manages the Radcliffe Funds, a family of Cayman Islands-based, master-feeder structured hedge funds, as well as separately manages accounts for an institutional investor base. Radcliffe pursues convertible arbitrage, high-yield debt, special situations and event-driven investment strategies. From its founding in October 2002 until selling his interest in Radcliffe in July 2009, Mr. Stahlecker served as managing director and chief operating officer of Radcliffe and was the co-chair of its investment committee. Prior to co-founding Radcliffe and its affiliated entities, from May 1998 through October 2002, Mr. Stahlecker served as an officer and director of Rose Glen Capital Management, L.P., or Rose Glen, a predecessor to Radcliffe. Rose Glen managed hedge funds focusing on directly-negotiated, structured debt and equity investments in public companies. Mr. Stahlecker has extensive experience in structuring and negotiating investment transactions on behalf of investors and issuers and has participated in numerous distressed and special situation restructurings on behalf of investors.

        From 1992 to 1998, Mr. Stahlecker was an attorney at Klehr Harrison, where he practiced corporate and securities law. While at Klehr Harrison, Mr. Stahlecker represented hedge funds, venture capital funds and other institutional investors pursuing structured equity and debt investments in public and private companies. Prior to attending law school, from 1987 to 1989, Mr. Stahlecker worked as a senior analyst at Furash & Company, a consulting boutique in Washington, D.C., where he advised banks and other financial institutions regarding mergers and acquisitions, restructurings, asset/liability management and strategic planning. Mr. Stahlecker received his B.S. in Industrial Management, with concentrations in Finance and Strategic Planning, from Carnegie Mellon University and his J.D. from Villanova University Law School, where he was an editor of the Villanova University Environmental Law Journal. Mr. Stahlecker is a member of the board of directors of the Greater Philadelphia Chamber of Commerce. Mr. Stahlecker previously served on the board of directors of the Investment Program Association, an industry trade group, and on the board of trustees of The Philadelphia School where he served as a member of its advancement, finance and investment committees.

        Stephen S. Sypherd has served as our vice president, treasurer and secretary since our inception in February 2014 and as the vice president, treasurer and secretary of the Fund since its inception in [                ], 2015. Mr. Sypherd also currently serves as vice president, treasurer and secretary of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Global Credit

Opportunities Fund, the FSGCOF Offered Funds and FS Investment Corporation III and has presided in such roles since January 2013 January 2013, January 2013, January 2013, January 2013 and June 2013, respectively. Mr. Sypherd has also served in various senior officer capacities for Franklin Square Holdings and its affiliated investment advisers, FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC since the later of August 2010 or such entity's inception date, including as managing director since August 2014 and general counsel since January 2013. He is responsible for legal and compliance matters across all entities and investment products of Franklin Square Holdings. Prior to joining Franklin Square Holdings, Mr. Sypherd served for eight years as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP, where he practiced corporate and securities law. Mr. Sypherd received his B.A. in Economics from Villanova University and his J.D. from the Georgetown University Law Center, where he was an executive editor of the Georgetown Law Journal. He serves on the board of trustees of the University of the Arts.

Committees of Our Board of Trustees

        Our board of trustees has the following committees:

Audit Committee

        The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefor), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The members of the audit committee are Messrs. Lederman and D'Alessio, each of whom is independent. Mr. Lederman serves as the chairman of the audit committee. Our board of trustees has determined that Mr. Lederman is an "audit committee financial expert" as defined under rules promulgated by the SEC.

Valuation Committee

        The valuation committee of the Fund Board establishes guidelines and makes recommendations to the Fund Board regarding the valuation of the Fund's loans and investments. The members of the valuation committee of the Fund Board are Messrs. Lederman and D'Alessio, each of whom is independent. Mr. Lederman serves as chairman of the Fund Board's valuation committee.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee selects and nominates trustees for election by our shareholders, selects nominees to fill vacancies on our board of trustees or a committee thereof, develops and recommends to our board of trustees a set of corporate governance principles and oversees the evaluation of our board of trustees. The nominating and corporate governance committee considers candidates suggested by its members and other trustees, as well as our management and shareholders. A shareholder who wishes to recommend a prospective nominee for our board of trustees must provide notice to our corporate secretary in accordance with the requirements set forth in our bylaws. See "Description of Our Securities—Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals" for a description of our shareholder nomination procedure. The members of the nominating and corporate governance committee are Messrs. Sommer and D'Alessio. Mr. Sommer serves as chairman of the nominating and corporate governance committee.

Compensation of Trustees

        Our trustees who do not also serve in an executive officer capacity for us, the Fund or FSEP II Advisor will be entitled to receive from the Fund annual cash retainer fees, fees for participating in in-person board and committee meetings and annual fees for serving as a committee chairperson, determined based on the Fund's net assets as of the end of each fiscal quarter. These trustees are Messrs. D'Alessio, Lederman and Sommer. Amounts payable under the arrangement will be determined and paid quarterly in arrears as follows:

Fund Net Assets	Annual Cash Retainer	Board/Committee Meeting Fee	Annual Chairperson Fee
$0 to $100 million	$0	$0	$0
$100 million to $300 million	$25,000	$1,000	$5,000
$300 million to $500 million	$40,000	$1,000	$5,000
$500 million to $1 billion	$60,000	$1,500	$20,000
> $1 billion	$80,000	$2,500	$25,000

        The Fund will also reimburse each of the above trustees for all reasonable and authorized business expenses in accordance with the Fund's policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.

        The Fund will not pay compensation to trustees who also serve in an executive officer capacity for us, the Fund or FSEP II Advisor.

Compensation of Executive Officers

        Our executive officers do not receive any direct compensation from us. We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of FSEP II Advisor or by individuals who are contracted by us or by FSEP II Advisor to work on behalf of us pursuant to the terms of the administration agreement. Each of our executive officers is an employee of FSEP II Advisor or an outside contractor, and the day-to-day investment operations and administration of the Fund's portfolio are managed by FSEP II Advisor. In addition, we will reimburse FSEP II Advisor for our allocable portion of expenses incurred by FSEP II Advisor in performing its obligations under the administration agreement, including the allocable portion of the cost of our officers and their respective staffs determined under the administration agreement.

        Under the terms of the administration agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will become entitled to receive 0.75% of gross proceeds raised in our continuous public offering of common shares until all offering and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

 PORTFOLIO MANAGEMENT

        We will seek to achieve our investment objectives by investing substantially all of our assets in the Fund. All investment decisions will be made at the Fund level, and the investment personnel for the Fund will be responsible for our investment results. The management of the Fund's investment portfolio will be the responsibility of FSEP II Advisor and its investment committee, which is currently led by Michael C. Forman, chief executive officer of FSEP II Advisor and chairman of its investment committee. The other members of FSEP II Advisor's investment committee are Gerald F. Stahlecker, Zachary Klehr and Sean Coleman. For more information regarding the business experience of Messrs. Forman, Stahlecker and Klehr, see "Management—Board of Trustees and Executive Officers." For more information regarding the business experience of Mr. Coleman, see "—Investment Personnel" below. FSEP II Advisor's investment committee must unanimously approve each new investment that the Fund makes.

        The members of FSEP II Advisor's investment committee are not employed by us or the Fund and receive no compensation from us or the Fund in connection with their portfolio management activities. Consistent with Franklin Square Holdings' integrated culture, Franklin Square Holdings has one firm-wide compensation and incentive structure, which covers investment personnel who render services to us and the Fund on behalf of FSEP II Advisor. Franklin Square Holdings' compensation structure is designed to align the interests of the investment personnel serving the Fund with those of Fund Shareholders and to provide a direct financial incentive to ensure that all of Franklin Square Holdings' resources, knowledge and relationships are utilized to maximize risk-adjusted returns for each strategy.

        Each of Franklin Square Holdings' senior executives, including each of the investment personnel who render services to us and the Fund on behalf of FSEP II Advisor, receives a base salary and is eligible for a discretionary bonus.

        All final compensation decisions are made by members of the management committee of Franklin Square Holdings based on input from managers. Compensation and other incentives are not formulaic, but rather are judgment and merit driven, and are determined based on a combination of factors, including overall firm performance and individual contribution and performance.

        The managers, officers and other personnel of FSEP II Advisor allocate their time between advising the Fund and managing other investment activities and business activities in which they may be involved, including managing and operating FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund. Therefore, FSEP II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

        Pursuant to an investment sub-advisory agreement between FSEP II Advisor and GSO, GSO will assist FSEP II Advisor in identifying investment opportunities and making investment recommendations for approval by FSEP II Advisor. In addition, to the extent requested by FSEP II Advisor, GSO may assist with the monitoring of the Fund's portfolio and may make managerial assistance available to certain of the Fund's portfolio companies.

Investment Personnel

        The Fund's senior staff of investment personnel currently consists of the members of FSEP II Advisor's investment committee, Messrs. Forman, Stahlecker, Klehr and Coleman. Below is biographical information for Mr. Coleman.

        Sean Coleman serves as a managing director of FS Investment Corporation and as a managing director of investment management of Franklin Square Holdings and its affiliated investment advisers,

FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FS Global Advisor, LLC, FSIC III Advisor, LLC and FSEP II Advisor. Mr. Coleman also serves on the investment committee of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC and FSIC III Advisor, LLC. Before joining Franklin Square Holdings and its affiliated investment advisers in October 2013, Mr. Coleman worked at Golub Capital, where he served in various capacities, including as a managing director in the direct lending group and as chief financial officer and treasurer of its BDC. Before he joined Golub Capital in September 2005, Mr. Coleman worked in merchant and investment banking, including at Goldman, Sachs & Co. and Wasserstein Perella & Co. Mr. Coleman earned a B.A. in History from Princeton University and an M.B.A. with Distinction from Harvard Business School, where he received the Loeb Award for academic excellence in finance.

        In addition to managing the Fund's investments, the managers, officers and other personnel of FSEP II Advisor also currently manage the following entities:

Name	Entity	Investment Focus	Gross Assets(1)(2)
FS Energy and Power Fund	BDC	Primarily invests in debt and income-oriented equity securities of private U.S. companies in the energy and power industry.	$3,450,406,000
FS Investment Corporation	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,570,655,000
FS Investment Corporation II	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$4,501,423,000
FS Investment Corporation III	BDC	Primarily invests in senior secured loans, second lien secured loans and, to a lesser extent, subordinated loans of private U.S. companies.	$595,301,000
FS Global Credit Opportunities Fund(3)	Closed-end management investment company	Primarily invests in secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.	$503,932,000

(1)
As of September 30, 2014.

(2)
The advisory fees earned by each of FB Income Advisor, LLC, FS Investment Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Global Advisor, LLC, the investment advisers of FS Investment Corporation, FS Energy and Power Fund, FS Investment Corporation II, FS Investment Corporation III and FS Global Credit Opportunities Fund, respectively, are based in part on the performance of each respective entity.

(3)
The FSGCOF Offered Funds, which are affiliated funds that have the same investment objectives and strategies as FS Global Credit Opportunities Fund, currently offer shares of beneficial interest to the public and invest substantially all of the net proceeds of their respective offerings in FS Global Credit Opportunities Fund.

          The table below shows the dollar range of our common shares beneficially owned as of February 27, 2015 by each member of the investment committee of FSEP II Advisor, based on the public offering price of $10.55 per share.

Name of Investment Committee Member	Dollar Range of Equity Securities in [FS Energy and Power Fund II—A](1)
Michael C. Forman	$100,001–$500,000
Gerald F. Stahlecker	None
Zachary Klehr	None
Sean Coleman	None

(1)
Dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000, or over $1,000,000.

Key Personnel of the Sub-Adviser

        GSO's team of dedicated investment professionals provide assistance to FSEP II Advisor pursuant to the investment sub-advisory agreement. Below is biographical information relating to certain key personnel involved in rendering such services:

        Dwight Scott is a senior managing director of Blackstone and heads GSO's energy investment activities. Prior to joining GSO in 2005, Mr. Scott was an executive vice president and chief financial officer of El Paso Corporation, or El Paso. In this role, Mr. Scott oversaw all financial, treasury and accounting functions for El Paso. His responsibilities included managing the capital structure of El Paso, corporate planning, management of the Tax Department, the leadership and coordination of the organization's financial and operational accounting functions, transaction support, investor and public relations and internal and external financial reporting. Mr. Scott joined El Paso in 2000, where he held several positions prior to becoming chief financial officer, including head of El Paso's Global Power business. Prior to joining El Paso, Mr. Scott served as a managing director in the energy investment banking practice of Donaldson, Lufkin & Jenrette. Mr. Scott earned a B.A. in Journalism from the University of North Carolina at Chapel Hill and an M.B.A. from The University of Texas at Austin. He is currently a director of Bear Tracker Energy, LLC, Crosstex Energy GP, LLC, Compass Well Services, LLC, Energy Alloys LLC, and United Holdings, LLC. Mr. Scott is a member of the board of trustees of KIPP, Inc.

        Daniel H. Smith is a senior managing director of Blackstone and is head of GDFM. Mr. Smith joined GSO from the Royal Bank of Canada, or RBC, in 2005. At RBC, Mr. Smith was a managing partner and head of RBC Capital Partners Debt Investments business, RBC's alternative investments unit responsible for the management of $2.5 billion in capital and a portfolio of merchant banking investments. Prior to joining RBC, Mr. Smith worked at Indosuez Capital, a division of Credit Agricole Indosuez, where he was the co-head and managing director responsible for management of the firm's $4.0 billion in CLOs and a member of the investment committee responsible for a portfolio of private equity co-investments and mezzanine debt investments. Previously, Mr. Smith worked at Van Kampen and Frye Louis Capital Management. Mr. Smith received a Masters degree in Management from the J.L. Kellogg Graduate School of Management at Northwestern University and a B.S. in Petroleum Engineering from the University of Southern California.

        Brad Marshall is a senior managing director and senior portfolio manager of Blackstone. Mr. Marshall also serves as a managing director and senior portfolio manager of GDFM. In his role as senior portfolio manager at GDFM, Mr. Marshall oversees the investment activities for FS Investment

Corporation, FS Investment Corporation II and FS Investment Corporation III, which are sub-advised by GDFM, and is a member of GDFM's investment committee. Mr. Marshall has also served as senior portfolio manager of FS Investment Corporation since April 2014. Since joining GSO in 2005, he has been involved with portfolio management and the ongoing analysis and evaluation of fixed income investment opportunities in the energy and power sectors. Before joining GSO, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC's private equity funds effort. Prior to his time with RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of Canadian Imperial Bank of Commerce, and, prior to that, he co-founded a microchip verification software company where he served as chief finance officer. Mr. Marshall received an M.B.A. from McGill University in Montreal where he was an Academic All-Canadian and a B.A. (Honors) in Economics from Queen's University in Kingston, Canada.

        Valerie Kritsberg is a principal and portfolio manager at GSO. In her role as portfolio manager at GSO, Mrs. Kritsberg oversees the investment activities for the Company, which is sub-advised by GSO, and is a member of GSO's investment committee. Since joining GSO in 2005, Mrs. Kritsberg has been involved with portfolio management and the ongoing analysis and evaluation of both public and private fixed income investment opportunities, including distressed and special situation investments across multiple funds and sectors including chemicals, energy and power, homebuilding, industrials and retail/consumer. Prior to joining GSO, Mrs. Kritsberg worked in Credit Suisse First Boston's Global Energy Investment Banking Group where she focused on the chemicals and energy and power industries. At Credit Suisse, she worked on various equity, leveraged finance and merger and acquisition transactions. Ms. Kritsberg received a BS from New York University, Leonard N. Stern School of Business where she was on the Dean's Honor List.

INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES AGREEMENT

Overview of FSEP II Advisor

  Management Services and Responsibilities

        FSEP II Advisor has registered as an investment adviser under the Advisers Act and serves as the Fund's investment adviser pursuant to the investment advisory and administrative services agreement in accordance with the 1940 Act. As an investment adviser registered under the Advisers Act, FSEP II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, FSEP II Advisor has a fiduciary responsibility for the safekeeping and use of all the Fund's funds and assets, whether or not in its immediate possession or control. As such, FSEP II Advisor may not employ, or permit another to employ, the Fund's funds or assets in any manner except for the Fund's exclusive benefit. FSEP II Advisor is prohibited from contracting away the fiduciary obligation owed to shareholders under common law.

        Subject to the overall supervision of the Fund Board, FSEP II Advisor oversees the Fund's day-to-day operations and provides the Fund with investment advisory services. Under the terms of the investment advisory and administrative services agreement, FSEP II Advisor:

  •
  determines the composition and allocation of the Fund's portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

  •
  identifies, evaluates and negotiates the structure of the investments the Fund makes;

  •
  executes, monitors and services the investments the Fund makes;

  •
  determines the securities and other assets that the Fund will purchase, retain or sell;

  •
  performs due diligence on prospective portfolio companies; and

  •
  provides the Fund with such other investment advisory, research and related services as the Fund may, from time to time, reasonably request or require for the investment of the Fund's funds.

        FSEP II Advisor will also seek to ensure that the Fund maintains adequate reserves for normal replacements and contingencies (but not for payment of fees payable to it) by causing the Fund to retain a reasonable percentage of offering proceeds, revenues or other sources of reserves. FSEP II Advisor's services under the investment advisory and administrative services agreement may not be exclusive, and it is free to furnish similar services to other entities so long as its services to the Fund are not impaired. In addition, FSEP II Advisor will perform certain administrative services under the investment advisory and administrative services agreement. See "Administrative Services."

  Advisory Fees

        We do not incur a separate base management fee or incentive fees, but we and our shareholders are indirectly subject to the Fund's base management fee and incentive fees. The Fund will pay FSEP II Advisor a fee for its services under the investment advisory and administrative services agreement consisting of two components—a base management fee and an incentive fee based on the Fund's performance.

        Base Management Fee.    The base management fee is calculated at an annual rate of 2.0% of the Fund's average weekly gross assets. The base management fee is payable quarterly in arrears and is calculated based on the average weekly value of the Fund's gross assets during the most recently completed calendar quarter. The base management fee may or may not be taken in whole or in part at the discretion of FSEP II Advisor. All or any part of the base management fee not taken as to any quarter will be deferred without interest and may be taken in such other quarter as FSEP II Advisor shall determine. The base management fee for any partial month or quarter will be appropriately prorated.

        Incentive Fee.    The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based upon the Fund's "pre-incentive fee net investment income" for the immediately preceding quarter. The subordinated incentive fee on income will be subject to a quarterly hurdle rate, expressed as a rate of return on adjusted capital for the most recently completed calendar quarter, of [•]% ([•])% annualized), subject to a "catch up" feature. For this purpose, "pre-incentive fee net investment income" means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund's operating expenses for the quarter (including the base management fee, expenses reimbursed to FSEP II Advisor under the investment advisory and administrative services agreement and any interest expense and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities), accrued income that the Fund has not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The calculation of the subordinated incentive fee on income for each quarter is as follows:

  •
  No incentive fee is payable to FSEP II Advisor in any calendar quarter in which the Fund's pre-incentive fee net investment income does not exceed the hurdle rate of [•]%.

  •
  100% of the Fund's pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to [•]% in any calendar quarter ([•]% annualized) is payable to FSEP II Advisor. The Fund refers to this portion of its pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to [•]%) as the "catch-up." The "catch-up" provision is intended to provide FSEP II Advisor with an incentive fee of 20.0% on all of the Fund's pre-incentive fee net investment income when its pre-incentive fee net investment income reaches [•]% in any calendar quarter.

  •
  20.0% of the amount of the Fund's pre-incentive fee net investment income, if any, that exceeds [•]% in any calendar quarter ([•]% annualized) is payable to FSEP II Advisor once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter is allocated to FSEP II Advisor).

        The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income
(expressed as a percentage of adjusted capital)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

        These calculations will be appropriately pro-rated for any period of less than three months and adjusted, if appropriate, for any equity capital raises or repurchases during the applicable calendar quarter.

        The second part of the incentive fee, which we refer to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Fund's incentive fee capital gains, which will equal the Fund's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees.

        All percentages are based on average adjusted capital as defined above.

Example 1: Subordinated Incentive Fee on Income for Each Calendar Quarter*

Scenario 1

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 1.25%
  Hurdle rate(1) = [  •]%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) – (base management fee + other expenses) = [  •]%

        Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no subordinated incentive fee on income payable.

Scenario 2

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 2.525%
  Hurdle rate(1) = [  •]%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) – (base management fee + other expenses) = 1.825%

  Subordinated incentive fee on income = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)

        = 100% × (1.825% – [•]%)
        = [        •]%

        Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the "catch-up" provision, therefore the subordinated incentive fee on income is [•]%.

Scenario 3

Assumptions

  Investment income (including interest, dividends, fees, etc.) = 3.5%
  Hurdle rate(1) = [  •]%
  Base management fee(2) = 0.5%
  Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%
  Pre-incentive fee net investment income
  (investment income) – (base management fee + other expenses) = 2.8%

  Catch up = 100% × pre-incentive fee net investment income (subject to "catch-up")(4)

  Subordinated incentive fee on income = 100% × "catch-up" + (20.0% × (pre-incentive fee net investment income – [•]%))

Catch up     = [•]%  – [•]%
                     = [•]%

  Subordinated incentive fee on income = (100% × [•]%) + (20.0% × (2.8% – [•]%))

                 = [•]% + (20% × [•]%)
                 = [•]% + [•]%
                 = [•]%

        Pre-incentive fee net investment income exceeds the hurdle rate and fully satisfies the "catch-up" provision, therefore the subordinated incentive fee on income is 0.56%.

(1)
Represents [•]% annualized hurdle rate.

(2)
Represents 2.0% annualized base management fee on average gross assets. Examples assume assets are equal to adjusted capital.

(3)
Excludes organization and offering expenses.

(4)
The "catch-up" provision is intended to provide FSEP II Advisor with an incentive fee of 20.0% on all pre-incentive fee net investment income when the Fund's net investment income exceeds [•]% in any calendar quarter.

Example 2: Incentive Fee on Capital Gains*

Scenario 1

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A") and $30 million investment made in Company B ("Investment B").

          Year 2: Investment A sold for $50 million and fair market value ("FMV") of Investment B determined to be $32 million.

          Year 3: FMV of Investment B determined to be $25 million.

          Year 4: Investment B sold for $31 million.

          The incentive fee on capital gains would be:

          Year 1: None.

          Year 2: Incentive fee on capital gains of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20.0%).

          Year 3: None à $5 million (20.0% multiplied by ($30 million cumulative realized capital gains less $5 million cumulative capital depreciation)) less $6 million (previous capital gains fee paid in Year 2).

          Year 4: Incentive fee on capital gains of $200,000 à $6.2 million ($31 million cumulative realized capital gains multiplied by 20.0%) less $6 million (incentive fee on capital gains taken in Year 2).

Scenario 2

Assumptions

          Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C").

          Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million.

          Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million.

          Year 4: FMV of Investment B determined to be $35 million.

          Year 5: Investment B sold for $20 million.

        The capital gains incentive fee, if any, would be:

          Year 1: None.

          Year 2: $5 million incentive fee on capital gains à 20.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B).

          Year 3: $1.4 million incentive fee on capital gains à $6.4 million (20.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million incentive fee on capital gains received in Year 2.

          Year 4: None.

          Year 5: None à $5 million (20.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative incentive fee on capital gains paid in Year 2 and Year 3.

*
The returns shown are for illustrative purposes only. No incentive fee will be payable to FSEP II Advisor in any calendar quarter in which the Fund's pre-incentive fee net investment income does not exceed the hurdle rate. Positive returns are shown to demonstrate the fee structure and there is no guarantee that positive returns will be realized. Actual returns may vary from those shown in the examples above.

Payment of Our and the Fund's Expenses

        Our and the Fund's primary operating expenses will be the payment of advisory fees and other expenses under the investment advisory and administrative services agreement and the administration agreement, as applicable, interest expense from financing arrangements and other expenses necessary for our and the Fund's operations. The Fund's investment advisory fee will compensate FSEP II Advisor for its work in identifying, evaluating, negotiating, executing, monitoring and servicing the Fund's investments. FSEP II Advisor will be responsible for compensating GSO for its services pursuant to the investment sub-advisory agreement. In addition, we indirectly bear our pro rata portion of all expenses incurred by the Fund based on our ownership of Fund Shares, including amounts that the Fund reimburses to FSEP II Advisor for services provided under the investment advisory and administrative services agreement.

        We and the Fund (and thus indirectly by our shareholders) will bear all other expenses of our and the Fund's respective operations and transactions, including (without limitation) fees and expenses relating to:

  •
  corporate and organization expenses relating to offerings of our common shares and Fund Shares, subject to limitations included in the investment advisory and administrative services agreement and the administration agreement, as applicable;

  •
  the cost of calculating our and the Fund's net asset value, including the cost of any third-party pricing or valuation services;

  •
  the cost of effecting sales and repurchases of our common shares, Fund Shares and other securities;

  •
  investment advisory fees;

  •
  fees payable to third parties relating to, or associated with, making investments and valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments;

  •
  interest payments on debt or related obligations;

  •
  research and market data (including news and quotation equipment and services, and any computer hardware and connectivity hardware (e.g. telephone and fiber optic lines) incorporated into the cost of obtaining such research and market data);

  •
  transfer agent and custodial fees;

  •
  fees and expenses associated with marketing efforts;

  •
  federal and state registration fees;

  •
  federal, state and local taxes;

  •
  annual fees of the Delaware trustee;

  •
  fees and expenses of trustees not also serving in an executive officer capacity for us, the Fund or FSEP II Advisor;

  •
  costs of proxy statements, shareholders' reports and notices and other filings;

  •
  fidelity bond, trustees and officers/errors and omissions liability insurance and other insurance premiums;

  •
  direct costs such as printing, mailing, long distance telephone and staff;

  •
  fees and expenses associated with accounting, corporate governance, independent audits and outside legal costs;

  •
  costs associated with reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws, including compliance with the Sarbanes-Oxley Act;

  •
  brokerage commissions for the Fund's investments;

  •
  costs associated with our and the Fund's chief compliance officer; and

  •
  all other expenses incurred by FSEP II Advisor, GSO, us or the Fund in connection with administering our and the Fund's respective businesses, including expenses incurred by FSEP II Advisor or GSO in performing administrative services for us or the Fund and administrative personnel paid by FSEP II Advisor, to the extent they are not controlling persons of FSEP II Advisor or any of its affiliates, subject to the limitations included in the investment advisory and administrative services agreement and the administration agreement, as applicable.

Duration and Termination

        The investment advisory and administrative services agreement will become effective on the date that the minimum offering requirement is satisfied. Unless earlier terminated as described below, the investment advisory and administrative services agreement will remain in effect for a period of two years from the date that the minimum offering requirement is satisfied and will remain in effect from year-to-year thereafter if approved annually by the Fund Board or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of the Fund's trustees who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the investment advisory and administrative services agreement.

        The investment advisory and administrative services agreement will automatically terminate in the event of its assignment. As required by the 1940 Act, the investment advisory and administrative services agreement provides that the Fund may terminate the agreement without penalty upon 60 days' written notice to FSEP II Advisor. If FSEP II Advisor wishes to voluntarily terminate the investment advisory and administrative services agreement, it must give the Fund a minimum of 120 days' notice prior to termination and must pay all expenses associated with its termination. The investment advisory and administrative services agreement may also be terminated, without penalty, upon the vote of a majority of our outstanding voting securities. The Fund may terminate FSEP II Advisor's interest in its revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the interest, determined by agreement between the Fund and FSEP II Advisor. If the Fund cannot agree on such amount, it will be determined in accordance with the then-current rules of the American Arbitration Association. The expenses of such arbitration shall be borne equally. The method of payment to FSEP II Advisor must be fair and must protect the Fund's solvency and liquidity.

        Without the vote of a majority of our outstanding voting securities, the Fund's investment advisory and administrative services agreement may not be materially amended, nor may we engage in a merger or other reorganization with FSEP II Advisor. In addition, should the Fund or FSEP II Advisor elect to terminate the investment advisory and administrative services agreement, a new investment adviser may not be appointed without approval of a majority of our outstanding common shares, except in limited circumstances where a temporary adviser may be appointed without shareholder consent, consistent with the 1940 Act, for a time period not to exceed 150 days following the date on which the previous contract terminates. FSEP II Advisor may not terminate the investment sub-advisory agreement with GSO without prior approval from the Fund Board.

Prohibited Activities

        Our declaration of trust prohibits the following activities between us, FSEP II Advisor and its affiliates:

  •
  We may not purchase or lease assets in which FSEP II Advisor or its affiliates have an interest unless we disclose the terms of the transaction to our shareholders, the assets are sold or leased upon terms that are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert;

  •
  FSEP II Advisor and its affiliates may not acquire assets from us unless approved by our shareholders in accordance with our declaration of trust;

  •
  We may not lease assets to FSEP II Advisor or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;

  •
  We may not make any loans to FSEP II Advisor or its affiliates except for the advancement of funds as permitted by our declaration of trust;

  •
  We may not pay a commission or fee, either directly or indirectly to FSEP II Advisor or its affiliates, except as otherwise permitted by our declaration of trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

  •
  FSEP II Advisor and its affiliates may not charge duplicate fees to us; and

  •
  FSEP II Advisor and its affiliates may not provide financing to us with a term in excess of 12 months. In connection with any such financing, FSEP II Advisor may not receive interest in excess of the lesser of its cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. FSEP II Advisor also may not receive a prepayment charge or penalty in connection with any such financing.

        In addition, the investment advisory and administrative services agreement prohibits FSEP II Advisor and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. FSEP II Advisor and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. FSEP II Advisor and its affiliates will not have the exclusive right to sell or exclusive employment to sell the Fund's assets. FSEP II Advisor and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. FSEP II Advisor may not commingle funds with the funds of any other entity or individual.

Indemnification

        The investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are not entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by the Fund, unless (i) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in the Fund's best interests, (ii) FSEP II Advisor or such other person was acting on behalf of or performing services for the Fund, (iii) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (iv) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by the Fund is only recoverable out of the Fund's net assets and not from Fund Shareholders. We and the Fund maintain a joint liability insurance policy with our affiliates, including FSEP II Advisor. The premiums for this policy are allocated across all insureds based on, among other things, the proportional share of the premium that we, the Fund and our affiliates would pay had we and the Fund purchased our respective policies separately and the asset base of each such entity. The independent trustees of our board of trustees and the Fund Board must review and approve our and the Fund's allocation on an annual basis. As a result, FSEP II Advisor bears the cost of its own liability insurance.

Organization of FSEP II Advisor

        FSEP II Advisor is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal address of FSEP II Advisor is c/o FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Overview of GSO

        GSO acts as the Fund's sub-adviser pursuant to an investment sub-advisory agreement with FSEP II Advisor and is registered as an investment adviser with the SEC under the Advisers Act. GSO is a Delaware limited partnership with principal offices located at 345 Park Avenue, New York, New York 10154.

        Under the terms of the investment sub-advisory agreement, GSO assists FSEP II Advisor in managing the Fund's portfolio in accordance with the Fund's stated investment objectives and strategy. This assistance includes making investment recommendations, monitoring and servicing the Fund's investments, performing due diligence on prospective portfolio companies and providing research and other investment advisory services for the Fund. However, all investment decisions are ultimately the responsibility of FSEP II Advisor's investment committee.

        The investment sub-advisory agreement provides that GSO will receive 50% of all fees payable to FSEP II Advisor under the investment advisory and administrative services agreement with respect to each year.

        The investment sub-advisory agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice by GSO or, if our board of trustees or the holders of a majority of our outstanding voting securities determine that it should be terminated, by FSEP II Advisor.

Board Approval of the Investment Advisory and Administrative Services Agreement and Investment Sub-Advisory Agreement

        The investment advisory and administrative services agreement and investment sub-advisory agreement were each approved by the Fund Board and will become effective upon the satisfaction of the minimum offering requirement. Such approvals were made in accordance with, and on the basis of an evaluation satisfactory to the Fund Board as required by, Section 15(c) of the 1940 Act and applicable rules and regulations thereunder, including a consideration of, among other factors: (1) the nature, quality and extent of the advisory and other services to be provided under the agreements, (2) the investment performance of the personnel who manage investment portfolios with objectives similar to the Fund's, (3) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives and (4) information about the services to be performed and the personnel performing such services under each of the agreements. After an initial two-year term, such agreements must be re-approved annually by the Fund Board.

 ADMINISTRATIVE SERVICES

        FSEP II Advisor will be reimbursed for administrative expenses it incurs on our and the Fund's behalf overseeing day-to-day operations, including the provision of general ledger accounting, fund accounting, legal services, investor relations and other administrative services. FSEP II Advisor also will perform, or oversee the performance of, our and the Fund's corporate operations and required administrative services, which includes being responsible for the financial records that we and the Fund are required to maintain and preparing reports for our shareholders and reports filed with the SEC. In addition, FSEP II Advisor will assist us and the Fund in calculating our respective net asset values, overseeing the preparation and filing of tax returns and the printing and dissemination of reports to our shareholders, and generally overseeing the payment of expenses and the performance of administrative and professional services rendered to us and the Fund by others.

        We and the Fund will reimburse FSEP II Advisor for expenses necessary to perform services related to our and the Fund's administration and operations, respectively, including FSEP II Advisor's allocable portion of the compensation and related expenses of certain personnel of Franklin Square Holdings providing administrative services to us and the Fund, respectively on behalf of FSEP II Advisor. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that we and the Fund estimate would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to us and the Fund, respectively, based on factors such as assets, revenues, time allocations and/or other reasonable metrics. Our board of trustees and the Fund Board, respectively, will review the methodology employed in determining how the expenses are allocated to us and the Fund, respectively, and the proposed allocation of administrative expenses among us and the Fund, respectively, and certain affiliates of FSEP II Advisor. Our board of trustees and the Fund Board, respectively, will assess the reasonableness of such reimbursements for expenses allocated to us and the Fund, respectively, based on the breadth, depth and quality of such services as compared to the estimated cost to us and the Fund of obtaining similar services from third-party service providers known to be available. In addition, our board of trustees and the Fund Board will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of trustees and the Fund Board, respectively, will, among other things, compare the total amount paid to FSEP II Advisor for such services as a percentage of net assets to the same ratio as reported by other comparable BDCs. We nor the Fund will reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings' four other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund, have similar arrangements with their investment advisers, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Investment Advisor, LLC, respectively, relating to the reimbursement of administrative services expenses. The administrative services expenses paid by FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund to FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC and FS Investment Advisor, LLC, respectively, during the fiscal years ended December 31, 2010, 2011, 2012 and 2013, and during the nine month period ended September 30, 2014, as applicable, are set forth in the table below:

Fiscal Year Ended December 31,	FS Investment Corporation	FS Investment Corporation II	FS Investment Corporation III	FS Energy and Power Fund
2010	$710,000	—	—	—
2011	$2,781,000	—	—	$147,000
2012	$4,504,000	$215,000	—	$700,000
2013	$4,959,000	$2,342,000	—	$1,987,000
2014 (through September 30, 2014)	$3,756,000	$2,639,000	$101,000	$1,997,000

        Neither we nor FSEP II Advisor is responsible or obligated, whether directly or indirectly, for any reimbursements from FS Investment Corporation to FB Income Advisor, LLC, from FS Investment Corporation II to FSIC II Advisor, LLC, from FS Investment Corporation III to FSIC III Advisor, LLC or from FS Energy and Power Fund to FS Investment Advisor, LLC.

        In addition, we and the Fund have contracted with State Street Bank and Trust Company to provide various accounting and administrative services, including, but not limited to, preparing preliminary financial information for review by FSEP II Advisor, preparing and monitoring expense budgets, maintaining accounting and corporate books and records, processing trade information provided by us or the Fund and performing testing with respect to RIC compliance.

        The administration agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it shall be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, and FSEP II Advisor and such other persons shall be held harmless for any loss or liability suffered by us, arising out of the performance of any of its duties or obligations under the administration agreement or otherwise as our administrator; provided, however, that FSEP II Advisor cannot be indemnified for any liability arising out of willful misfeasance, bad faith, or gross negligence in the performance of FSEP II Advisor's duties or by reason of the reckless disregard of FSEP II Advisor's duties and obligations under the administration agreement.

 THE DELAWARE TRUSTEE

        Wilmington Trust, National Association, a national banking association, or the Delaware trustee, serves as our sole trustee in the State of Delaware. The Delaware trustee's principal offices are located at 1100 North Market Street, Wilmington, Delaware 19890. The Delaware trustee is unaffiliated with us. The Delaware trustee's duties and liabilities with respect to the offering of our common shares and the management of the Company will be limited to its express obligations under our declaration of trust.

        The rights and duties of the Delaware trustee will be governed by the provisions of the Delaware Statutory Trust Act, and by our declaration of trust.

        The Delaware trustee will accept service of legal process on us in the State of Delaware and will make certain filings under the Delaware Statutory Trust Act on our behalf. The Delaware trustee does not owe any other duties to us or our shareholders. The Delaware trustee is permitted to resign upon at least 60 days' notice to us, provided, that any such resignation will not be effective until a successor trustee is appointed by our board of trustees. The declaration of trust provides that the Delaware trustee is compensated by us, as appropriate, and is indemnified by us, as appropriate, against any expenses it incurs relating to or arising out of the formation, operation or termination of the Company or the performance of its duties pursuant to our declaration of trust, except to the extent that such expenses result from the gross negligence or willful misconduct of the Delaware trustee. Our board of trustees will have discretion to replace the Delaware trustee.

        Our board of trustees and certain of our officers have signed the registration statement of which this prospectus is a part, and only our assets will be subject to issuer liability under the federal securities laws for the information contained in this prospectus and under federal securities laws with respect to the issuance and sale of our common shares. Under such laws, neither the Delaware trustee, either in its capacity as Delaware trustee or in its individual capacity, nor any director, officer or controlling person of the Delaware trustee is, or has any liability as, the issuer or a director, officer or controlling person of the issuer of our common shares. The Delaware trustee's liability in connection with the issuance and sale of our common shares is limited solely to the express obligations of the Delaware trustee set forth in our declaration of trust.

        Under our declaration of trust, the Delaware trustee's duties are limited to (i) accepting legal process served on the Company in Delaware and (ii) execution of documents required to be filed with the Delaware Secretary of State under the Delaware Statutory Trust Act. The Delaware trustee will have no duty or liability to supervise or monitor the performance of our board of trustees, nor will the Delaware trustee have any liability for the acts or omissions of our board of trustees. Because the Delaware trustee will delegate substantially all of its authority over our operations to our board of trustees, the Delaware trustee itself is not registered in any capacity with the SEC.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The Fund has entered into an investment advisory and administrative services agreement with FSEP II Advisor. Pursuant to the investment advisory and administrative services agreement, the Fund will pay FSEP II Advisor a base management fee and an incentive fee. See "Investment Advisory and Administrative Services Agreement" for a description of how the fees payable to FSEP II Advisor will be determined.

        Our executive officers, certain of our trustees and certain professionals of Franklin Square Holdings who perform services for us and/or the Fund on behalf of FSEP II Advisor are also officers, directors, trustees, managers, and/or key professionals of Franklin Square Holdings, our dealer manager and other Franklin Square Holdings entities, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund. These persons have legal obligations with respect to those entities that are similar to their obligations to us and the Fund. In the future, these persons and other affiliates of Franklin Square Holdings may organize other debt-related programs and acquire for their own account debt-related investments that may be suitable for the Fund. In addition, Franklin Square Holdings may grant equity interests in FSEP II Advisor to certain management personnel performing services for FSEP II Advisor.

        Prior to the occurrence of a liquidity event, all future transactions with affiliates of ours and the Fund will be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of our trustees and the Fund Board, as applicable, including a majority of our and the Fund's independent trustees, as applicable.

Allocation of FSEP II Advisor's Time

        The Fund relies on FSEP II Advisor to manage its day-to-day activities and to implement its investment strategy. FSEP II Advisor and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to the Fund. As a result of these activities, FSEP II Advisor, its employees and certain of its affiliates will have conflicts of interest in allocating their time between the Fund and other activities in which they are or may become involved, including the management of FB Income Advisor, LLC, FS Investment Corporation, FSIC II Advisor, LLC, FS Investment Corporation II, FSIC III Advisor, LLC, FS Investment Corporation III, FS Investment Advisor, LLC, FS Energy and Power Fund, FS Global Advisor, LLC and FS Global Credit Opportunities Fund. FSEP II Advisor and its employees will devote only as much of its or their time to the Fund's business as FSEP II Advisor and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, FSEP II Advisor, its personnel and certain affiliates may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to the Fund.

        However, we believe that the members of FSEP II Advisor's senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. We believe that our affiliates and executive officers will devote the time required to manage our and the Fund's respective businesses and expect that the amount of time a particular executive officer or affiliate devotes to us and the Fund will vary during the course of the year and depend on our and the Fund's respective business activities at the given time. Because we nor the Fund has commenced operations, it is difficult to predict specific amounts of time an executive officer or affiliate will devote to us and the Fund. We expect that our executive officers and affiliates will generally devote more time to programs raising and investing capital than to programs that have completed their offering stages, though from time to time each program will have its unique demands.

Because many of the operational aspects of Franklin Square Holdings-sponsored programs are very similar, there are significant efficiencies created by the same team of individuals at the adviser providing services to multiple programs. For example, FSEP II Advisor has streamlined the structure for financial reporting, internal controls and investment approval processes for the programs.

Allocation of GSO's Time

        The Fund relies, in part, on GSO to assist in identifying investment opportunities and making investment recommendations to FSEP II Advisor. GSO, its affiliates and their respective members, partners, officers and employees will devote as much of their time to the Fund's activities as they deem necessary and appropriate. GSO and its affiliates are not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of GSO. Also, in connection with such business activities, GSO and its affiliates may have existing business relationships or access to material, non-public information that may prevent it from recommending investment opportunities that would otherwise fit within the Fund's investment objectives. All of these factors could be viewed as creating a conflict of interest in that the time, effort and ability of the members of GSO, its affiliates and their officers and employees will not be devoted exclusively to the Fund's business but will be allocated between the Fund and the management of the assets of other advisees of GSO and its affiliates. For example, GSO also serves as the investment sub-adviser to FS Energy and Power Fund and FS Global Credit Opportunities Fund, and GDFM, a subsidiary of GSO, serves as investment sub-adviser to FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III, as well as other accounts and investment vehicles that invest in the same types of investments as the Fund.

Competition and Allocation of Investment Opportunities

        Concurrent with our continuous public offering, employees of FSEP II Advisor are simultaneously providing investment advisory services to other affiliated entities, including the investment advisers to Franklin Square Holdings' four other affiliated BDCs, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund, and Franklin Square Holdings' affiliated closed-end management investment company, FS Global Credit Opportunities Fund. FS Energy and Power Fund is a publicly-registered BDC that invests primarily in debt and income-oriented equity securities of privately-held U.S. companies in the energy and power industry. FS Investment Corporation, FS Investment Corporation II and FS Investment Corporation III are publicly-registered BDCs that invest primarily in senior secured loans and second lien secured loans of private U.S. companies and, to a lesser extent, subordinated loans of private U.S. companies. FS Global Credit Opportunities Fund is a publicly-registered closed-end management investment company that invests primarily in secured and unsecured floating and fixed-rate loans, bonds and other types of credit instruments. In addition, GSO and its affiliates manage several other investment vehicles.

        FSEP II Advisor may determine it appropriate for the Fund and one or more other investment accounts managed by FSEP II Advisor, GSO or any of their respective affiliates to participate in an investment opportunity. To the extent the Fund is able to make co-investments with investment accounts managed by FSEP II Advisor, GSO or their respective affiliates, these co-investment opportunities may give rise to conflicts of interest or perceived conflicts of interest among the Fund and the other participating accounts. In addition, conflicts of interest or perceived conflicts of interest may also arise in determining which investment opportunities should be presented to the Fund and other participating accounts.

        To mitigate these conflicts, FSEP II Advisor will seek to execute such transactions on a fair and equitable basis and in accordance with its allocation policies, taking into account various factors, which may include the source of origination of the investment opportunity; investment objectives and strategy;

tax considerations; risk, diversification or investment concentration parameters; characteristics of the security; size of available investment; available liquidity and liquidity requirements; regulatory restrictions; and/or such other factors as may be relevant to a particular transaction.

        As FSEP II Advisor's senior management team consists of substantially the same management team that runs the investment advisers to Franklin Square Holdings' four other affiliated BDCs and closed-end management investment company, it is possible that some investment opportunities will be provided to such other affiliated investment vehicles rather than to the Fund.

Affiliated Dealer Manager

        The dealer manager, FS2, is an affiliate of FSEP II Advisor and also serves as the dealer manager in connection with the continuous public offerings of shares by FS Energy and Power Fund, FS Investment Corporation III and the FSGCOF Offered Funds, and served as the dealer manager in connection with the continuous public offerings of shares by FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. These relationships may create conflicts in connection with the dealer manager's due diligence obligations under the federal securities laws. Although the dealer manager will examine the information in this prospectus for accuracy and completeness, due to its affiliation with FSEP II Advisor, no independent review of us will be made in connection with the distribution of our shares in this offering. In addition, the dealer manager is entitled to compensation in connection with this offering. See "Plan of Distribution—Compensation of the Dealer Manager and Selected Broker-Dealers."

Expense Support and Conditional Reimbursement Agreements

        Pursuant to separate expense reimbursement agreements, Franklin Square Holdings has agreed to reimburse us and the Fund for expenses in an amount that is sufficient to ensure that no portion of our distributions or of the Fund's distributions, as applicable, will be paid from offering proceeds or borrowings. See "Distributions" for a detailed description of the expense reimbursement agreements.

Investments

        As a BDC, the Fund may be limited in its ability to invest in any portfolio company in which any fund or other client managed by FSEP II Advisor, GSO or any of their respective affiliates has an investment. The Fund may also be limited in its ability to co-invest in a portfolio company with FSEP II Advisor, GSO or one or more of their respective affiliates. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with the Fund's co-investment affiliates. We believe this relief may not only enhance the Fund's ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Fund, in part by allowing it to participate in larger investments, together with its co-investment affiliates, than would be available to the Fund if such relief had not been obtained. Because the Fund does not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, the Fund will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance. As a result, the Fund could be limited in its ability to invest in certain portfolio companies in which GSO or any of its affiliates and in which affiliates of FSEP II Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Energy and Power Fund and FS Investment Corporation III are investing or are invested.

Appraisal and Compensation

        Our declaration of trust provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or "roll-up," an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our shareholders. A summary of such appraisal shall be included in a report to our shareholders in connection with a proposed roll-up. All shareholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such shareholder's pro rata share of the appraised value of our net assets.

Capital Contribution by FSEP II Advisor and GSO

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000, which was used in its entirety to purchase approximately 22,222 common shares at $9.00 per share. Messrs. Forman and Adelman have agreed not to tender these common shares for repurchase as long as FSEP II Advisor remains the Fund's investment advisor.

        In addition, we intend to conduct a private placement of up to 10,000,000 common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received total net proceeds of at least $2.5 million, plus the proceeds received in the private placement.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

        After satisfaction of the minimum offering requirement, we expect that no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of February 27, 2015, information with respect to the beneficial ownership of our common shares by:

  •
  each person known to us to beneficially own more than 5% of the outstanding common shares;

  •
  each member of our board of trustees and each executive officer; and

  •
  all of the members of our board of trustees and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules promulgated by the SEC and includes voting or investment power with respect to the securities. There are no common shares subject to options that are currently exercisable or exercisable within 60 days of February 27, 2015.

Common Shares Beneficially Owned as of February 27, 2015
Name(1)	Number of Common Shares	Percentage assuming maximum amount is purchased
Interested Trustees:
Michael C. Forman	11,111.111	*
David J. Adelman	11,111.111	*
Independent Trustees:
M. Walter D'Alessio	—	—
Marc R. Lederman	—	—
Judah C. Sommer	—	—
Executive Officers:
Salvatore Faia	—	—
Edward T. Gallivan, Jr.	—	—
Zachary Klehr	—	—
Gerald F. Stahlecker	—	—
Stephen S. Sypherd	—	—
All officers and trustees as a group (10 persons)	22,222.222	*

*
Less than one percent.

(1)
Unless otherwise indicated, the address of each beneficial owner is c/o [FS Energy and Power Fund II—A], 201 Rouse Boulevard, Philadelphia, PA 19112.

        The following table sets forth, as of February 27, 2015, the dollar range of our equity securities that are beneficially owned by each member of our board of trustees.

Name of Trustee	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Trustees:
Michael C. Forman	Over $100,000
David J. Adelman	Over $100,000
Independent Trustees:
M. Walter D'Alessio	None
Marc R. Lederman	None
Judah C. Sommer	None

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) promulgated under the Exchange Act.

(2)
The dollar range of equity securities beneficially owned by our trustees is based on the public offering price of $10.55 per share.

(3)
The dollar range of equity securities beneficially owned are: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, or over $100,000.

 DISTRIBUTION REINVESTMENT PLAN

        Subject to our board of trustees' discretion and applicable legal restrictions, we intend to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on a monthly or quarterly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met.

        We have adopted an "opt in" distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional common shares. Any distributions of our common shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient's home state. Participants in our distribution reinvestment plan are free to elect to participate or terminate participation in the plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have "opted in" to our distribution reinvestment plan, you will have your cash distribution reinvested in additional common shares, rather than receiving the cash distribution. However, certain state authorities or regulators may impose restrictions from time to time that may prevent or limit a shareholder's ability to participate in our distribution reinvestment plan. You should contact your broker or financial intermediary regarding any such restrictions that may be applicable to your investment in our common shares. We expect to coordinate distribution payment dates so that the same price that is used for the weekly closing date on or immediately following such distribution payment date will be used to calculate the price at which common shares are issued under our distribution reinvestment plan. In such case, your reinvested distributions will purchase common shares at a price equal to the net offering price in effect at the weekly closing conducted on the day of or immediately following the distribution payment date, and such price may represent a premium to our net asset value per share. Common shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our common shares offered pursuant to this prospectus.

        If you wish to receive distributions in cash, no action will be required on your part to do so. If you are a registered shareholder, you may elect to have your entire distribution reinvested in common shares by notifying DST Systems, Inc., the plan administrator and our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional common shares, the plan administrator will set up an account for common shares you acquire through the plan and will hold such common shares in non-certificated form. If your common shares are held by a broker or other financial intermediary, you may "opt in" to our distribution reinvestment plan by notifying such broker or other financial intermediary of your election.

        We intend to use newly issued common shares to implement the plan. The number of common shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to the net offering price at which common shares are sold in the offering at the weekly closing conducted on the day of or immediately following the distribution payment date.

        There are no upfront selling commissions, distribution fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the plan administrator's fees under the plan.

        If you receive your ordinary cash distributions in the form of common shares, you generally will be subject to the same U.S. federal, state and local tax consequences as you would have had if you elected to receive distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our common shares. Any common shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the common shares are credited to your account.

        We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by calling the plan administrator at (877) 628-8575.

        All correspondence concerning the plan should be directed to the plan administrator by mail at FS Investment Services, P.O. Box 219095, Kansas City, Missouri 64121-9095 or by telephone at (877) 628-8575.

        We have filed the distribution reinvestment plan with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the plan administrator or by contacting us at 201 Rouse Boulevard, Philadelphia, Pennsylvania, 19112, by calling us collect at (215) 495-1150 or by visiting our website at www.franklinsquare.com.

 DESCRIPTION OF OUR SECURITIES

        The following description is based on relevant portions of the Delaware Statutory Trust Act, the General Corporation Law of the State of Delaware, or the DGCL, and on our declaration of trust and bylaws. This summary is not intended to be complete and we refer you to the Delaware Statutory Trust Act, the DGCL, and our declaration of trust and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Shares

        Our authorized shares consist of 800,000,000 shares of beneficial interest, par value $0.001 per share, of which 750,000,000 shares are classified as common shares and 50,000,000 shares are classified as preferred shares. There is currently no market for our common shares, and we do not expect that a market for our common shares will develop in the foreseeable future. No common shares have been authorized for issuance under any equity compensation plans. Under Delaware law, our shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized for profit under the DGCL and therefore generally will not be personally liable for our debts or obligations.

        Set forth below is a chart describing the classes of our securities outstanding as of February 27, 2015:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Under Column (3)
Common Shares	750,000,000	—	22,222.222

  Common Shares

        Under the terms of our amended and restated declaration of trust, or the declaration of trust, all our common shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common shares if, as and when authorized by our board of trustees and declared by us out of funds legally available therefor. Except as may be provided by our board of trustees in setting the terms of classified or reclassified shares, common shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our common shares are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each common share would be entitled to share ratably in all of our assets that are legally available for distribution after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Each common share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the DGCL, the Statutory Trust Act or by our board of trustees in setting the terms of preferred shares or classified or reclassified shares, the holders of our common shares will possess exclusive voting power.

  Preferred Shares

        Under the terms of our declaration of trust, our board of trustees is authorized to issue preferred shares in one or more classes or series without shareholder approval. Our board of trustees has discretion to determine the terms, rights, powers, preferences, privileges, limitations and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred shares.

        Preferred shares could be issued with rights and preferences that would adversely affect the holders of common shares. Preferred shares could also be used as an anti-takeover device. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance of preferred shares and before any distribution is made with respect to our common shares and before any purchase of common shares is made, the aggregate involuntary liquidation preference of such preferred shares together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of trustees if distributions on such preferred shares are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares. We believe that the availability for issuance of preferred shares will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

        Delaware law permits a Delaware statutory trust to include in its governing instrument a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust provides that we will not indemnify FSEP II Advisor or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee") against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Company determines in good faith, that the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FSEP II Advisor or an affiliate of FSEP II Advisor, or an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of net assets of the Company and not from the shareholders.

        In addition, the investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it will not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in the Fund's best interests, (2) FSEP II Advisor or such other person was acting on behalf of or performing services for the Fund, (3) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (4) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by the Fund is only recoverable out of the Fund's net assets and not from Fund Shareholders. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FSEP II Advisor has also entered into a sub-advisory agreement with GSO. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss the Fund suffers. In addition, the sub-advisory agreement provides that GSO will indemnify the Fund and FSEP II Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which the Fund, FSEP II Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence, reckless disregard of its duties thereunder.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee, officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) an Indemnitee, in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former managers or officers of FSEP II Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former managers or officers of FSEP II Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of our Declaration of Trust and Bylaws

        Our declaration of trust and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Trustees

        As set forth in our bylaws, our trustees will be elected by a plurality of all votes cast at a meeting of shareholders at which a quorum is present.

Number of Trustees; Vacancies; Removal

        Our declaration of trust provides that the number of trustees will be set by our board of trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire board of trustees may at any time increase or decrease the number of trustees. Our declaration of trust provides that the number of trustees generally may not be less than three and our bylaws provide that the number of trustees shall not be more than twelve. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our board of trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our declaration of trust, any and all vacancies on our board of trustees may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualified. Independent trustees will nominate replacements for any vacancies among the independent trustees' positions.

        Pursuant to the DGCL, our shareholders may remove a trustee, with or without cause, by the affirmative vote of a majority of all shares entitled to vote in the election of trustees.

        We have a total of five members of our board of trustees, three of whom are independent trustees. Our declaration of trust provides that a majority of our board of trustees must be independent trustees except for a period of up to 60 days after the death, removal or resignation of an independent trustee pending the election of his or her successor.

Action by Shareholders

        Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders. These provisions, combined with the other requirements of our bylaws regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Pass-Through Voting on Fund Matters

        Whenever we, as a Fund Shareholder, are requested to vote on matters pertaining to the Fund, we will hold a meeting of our shareholders and vote our interest in the Fund for or against such matters proportionately to the instructions to vote for or against such matters received from our shareholders. We shall vote Fund Shares for which we receive no voting instructions in the same proportion as our common shares for which we receive voting instructions.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

        Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting or supplement thereto, (b) by or at the direction of our board of trustees (or a committee thereof) or (c) by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees at a special meeting may be made only (x) pursuant to our notice of the meeting, (y) by or at the direction of our board of trustees or (z) provided that our board of trustees has determined that trustees will be elected at the meeting, by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

        The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of trustees any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

        Our bylaws provide that special meetings of shareholders may be called by our board of trustees and certain of our officers. In addition, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders shall be held not more than 60 days after the record date for such meeting.

Approval of Extraordinary Trust Action; Amendment of Declaration of Trust and Bylaws

        Our declaration of trust provides that shareholders are entitled to vote upon a proposed amendment to the declaration of trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment shall require at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. Notwithstanding the foregoing, amendments to our declaration of trust to make our common shares a "redeemable security" or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

        Our declaration of trust and bylaws provide that our board of trustees will have the exclusive power to make, alter, amend or repeal any provision of our bylaws. Our declaration of trust provides that our board of trustees may amend our declaration of trust without any vote of our shareholders.

No Appraisal Rights

        In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their common shares, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. Our declaration of trust provides that, except as may be provided by the board of trustees in setting the terms of any class or series of preferred shares and except as contemplated by the DGCL, holders of our shares will not be entitled to exercise appraisal rights. See "Certain Relationships and Related Party Transactions—Appraisal and Compensation."

Delaware Business Combination Statute

        Pursuant to our declaration of trust, we have elected to be governed by Section 203 of the DGCL, which, in general, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive (for the purposes of determining the voting stock outstanding) of shares owned by directors who are also officers and by certain employee stock plans; or

  •
  at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders' meeting (and not by written consent) of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        The term "business combination" is defined in Section 203 of the DGCL to include, among other transactions between an interested stockholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, lease, exchange, mortgage, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that result in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any stock of such subsidiary to the interested stockholder; certain transactions that would increase the interested stockholder's proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested stockholder of the benefit (except proportionally as a stockholder of the corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, pursuant to Section 203 of the DGCL, an "interested stockholder" is any person who is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the determination date, and the affiliates and associates of such persons. The term "owner" is broadly defined to include any person that individually or with or through such person's affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of options or other convertible securities or otherwise or has the right to vote such stock pursuant to any agreement, arrangement or understanding, or has an agreement, arrangement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

Conflict with 1940 Act

        Our declaration of trust and bylaws provide that if and to the extent that any provision of the Delaware Statutory Trust Act, the DGCL or any provision of our declaration of trust or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

        Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record and to the state securities administrator in each state in which we offer or sell securities. In addition, we will distribute our annual report on Form 10-K to all shareholders and to the state securities administrator in each state in which we offer or sell securities within 120 days after the end of each fiscal year. These reports will also be available on our website at www.franklinsquare.com and on the SEC's website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part, unless the prospectus or registration statement is specifically amended or supplemented to include such reports. On a quarterly basis, we will send information to all shareholders of record regarding the sources of distributions paid to our shareholders in such quarter.

        Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or collectively documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as "undeliverable," we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our common shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including shareholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that investors hold our common shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result from investments in tax-exempt securities or certain other investment assets.

        A "U.S. shareholder" generally is a beneficial owner of our common shares who is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        A "Non-U.S. shareholder" generally is a beneficial owner of our common shares that is not a U.S. shareholder nor a partnership for U.S. federal income tax purposes.

        If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective shareholder that is a partner in a partnership holding our common shares should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of our common shares.

        Tax matters are very complicated and the tax consequences to an investor of an investment in our common shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

        We and the Fund intend to elect, effective prior to the commencement of each of our investment operations, to be treated as a RICs under Subchapter M of the Code. As RICs, we and the Fund generally will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute as dividends to each of our shareholders, respectively. To qualify for and maintain qualification as a RIC, we and the Fund must, among other things, meet certain source-of-income and asset diversification requirements (as described below). Because we will invest substantially all of our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC. In addition, in order to obtain RIC tax treatment, we and the Fund must distribute to shareholders, each tax year, dividends of an amount at least equal to 90% of our "investment company taxable income," which is generally net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses.

Taxation as a RIC

        If we and the Fund:

  •
  qualify as a RIC; and

  •
  satisfy the Annual Distribution Requirement,

then we and the Fund will not be subject to federal income tax on the portion of our income or capital gain we distribute (or are deemed to distribute) to each of our respective shareholders. We and the Fund will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our respective shareholders.

        As RICs, we and the Fund will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of each of our net ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of each of our capital gain net income, which is the excess of capital gains over capital losses for the one-year period ending on October 31 of the calendar year (adjusted for certain ordinary losses) and (3) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we or the Fund, as applicable, paid no federal income tax, or the Excise Tax Avoidance Requirement. Any distribution declared by the Fund or us during October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following calendar year, will be treated as if it had been paid by the Fund or us, as well as respectively received by the Fund's or our U.S. shareholders on December 31 of the calendar year in which the distribution was declared. We and the Fund generally will endeavor in each tax year to avoid any material U.S. federal excise tax on our earnings.

        We and the Fund may incur in the future such excise tax on a portion of our income and gains. While we and the Fund intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may choose not to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we and the Fund will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

        Because we will invest substantially all of our assets in the Fund, we will generally qualify as a RIC if the Fund qualifies as a RIC. In order to qualify as a RIC for federal income tax purposes, a corporation must, among other things:

  •
  continue to qualify as a BDC under the 1940 Act at all times during each tax year;

  •
  derive in each tax year at least 90% of its gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of shares or other securities, net income from certain "qualified publicly traded partnerships," or other income derived with respect to its business of investing in such shares or other securities, or the 90% Income Test; and

  •
  diversify its holdings so that at the end of each quarter of the tax year:

  •
  at least 50% of the value of its assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of its assets or more than 10% of the outstanding voting securities of such issuer; and

  •
  no more than 25% of the value of its assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by it and that are engaged in the same or similar or related trades or businesses or of certain "qualified publicly traded partnerships," or the Diversification Tests.

        For federal income tax purposes, the Fund may be required to recognize taxable income in circumstances in which it does not receive a corresponding payment in cash. For example, if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), the Fund must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same tax year. The Fund may also have to include in income other amounts that it has not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. The Fund anticipates that a portion of its income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

        The Fund intends to invest a portion of its net assets in below investment grade instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. The Fund will address these and other issues to the extent necessary in order to seek to ensure that the Fund distributes sufficient income so that it does not become subject to U.S. federal income or excise tax.

        Because any original issue discount or other amounts accrued will be included in the Fund's investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to Fund Shareholders in order to satisfy the Annual Distribution Requirement, even though the Fund will not have received any corresponding cash amount. As a result, the Fund may have difficulty maintaining RIC tax treatment under Subchapter M of the Code. The Fund may have to sell or otherwise dispose of some of its investments at times and/or at prices it would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If the Fund is not able to obtain cash from other sources, the Fund may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

        Although the Fund does not presently expect to do so, the Fund is authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to Fund Shareholders while its debt obligations and other senior securities are outstanding unless certain "asset coverage" tests are met. See "Regulation—Senior Securities." Moreover, the Fund's ability to sell or otherwise dispose of assets to meet its distribution requirements may be limited by (1) the illiquid nature of the Fund's portfolio and/or (2) other requirements relating to the Fund's status as a RIC, including the Diversification Tests. If the Fund sells or otherwise disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

        To satisfy the Diversification Tests, at the close of each quarter of the Fund's tax year, the Fund will not invest more than 25% of the value of the Fund's total assets in MLPs and certain other

"qualified publicly traded partnerships". As a limited partner in the MLPs in which the Fund seeks to invest, the Fund will receive its share of income, gains, losses, deductions, and credits from those MLPs. Historically, a significant portion of income from MLPs has been offset by tax deductions. As a result, this income has been significantly lower than cash distributions paid by MLPs. The percentage of an MLP's income and gains which is offset by tax deductions, losses and credits will fluctuate over time for various reasons. A significant slowdown in acquisition activity or capital spending by MLPs held in the Fund's portfolio could result in a reduction of accelerated depreciation generated by new acquisitions, which may result in an increase in the Fund's net ordinary income that it is required to distribute to shareholders to satisfy the Annual Distribution Requirement or the Excise Tax Avoidance Requirement or to eliminate the Fund's liability for federal income tax. If the Fund's income from its investments in MLPs exceeds the cash distributions received from such investments, the Fund may need to obtain cash from other sources in order to satisfy such distribution requirements. If the Fund is unable to obtain cash from other sources, the Fund may fail to qualify as a RIC and become subject to corporate-level federal income tax. The Fund may also recognize for federal income tax purposes gain in excess of cash proceeds upon the sale of an interest in an MLP. Any such gain may need to be distributed (or deemed distributed) in order to avoid liability for corporate-level federal income taxes on such gain.

        As described above, we will invest substantially all of our assets in the Fund, which intends to qualify as a RIC. Failure of the Fund to so qualify will have an adverse effect on our qualification as a RIC. Distributions by the Fund and redemptions of Fund Shares may result in taxable distributions to our shareholders of ordinary income or capital gains. If Fund Shares are purchased within 30 days before or after redeeming at a loss other Fund Shares, all or a part of the loss will not be deductible by us and instead will increase our basis for the newly purchased Fund Shares.

        The remainder of this discussion assumes that we and the Fund have qualified and maintain our qualifications as RICs and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Shareholders

        Distributions by us generally are taxable to U.S. shareholders as ordinary income or capital gains. Distributions of our "investment company taxable income" (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common shares. To the extent such distributions paid by us to non-corporate shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such Qualifying Dividends may be eligible for a maximum tax rate of either 15% or 20%, depending on whether the shareholder's income exceeds certain threshold amounts. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the preferential maximum rate applicable to Qualifying Dividends or for the corporate dividends received deduction. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as "capital gain dividends" will be taxable to a U.S. shareholder as long-term capital gains that are currently generally taxable at a maximum rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) in the case of individuals, trusts or estates, regardless of a U.S. shareholder's holding period for his, her or its common shares and regardless of whether paid in cash or reinvested in additional common shares. Distributions in excess of our earnings and profits first will reduce a U.S. shareholder's adjusted tax basis in such shareholder's common shares and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. shareholder.

        As described above, the types of MLPs in which the Fund intends to invest have historically made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions such as depreciation and depletion. If the cash distributions exceed the taxable income reported in a particular tax year, the excess cash distributions would not be treated as income to the Fund in that tax year but rather would be treated as a return of capital for U.S. federal income tax purposes to the extent of the Fund's basis in the MLP units. Any such return of capital distributions would reduce the Fund's basis in the MLP units, which may increase the amount of the Fund's gain upon a sale of such MLP units.

        Similarly, if the Fund distributes a portion or all of such excess cash that is not supported by its other income, the distribution will be treated as a return of capital to shareholders. Although return of capital distributions are not taxable, such distributions would reduce the basis of a shareholder's common shares and therefore may increase a common shareholder's tax liability upon a sale of such shares. The tax characterization of the Fund's distributions made in a tax year cannot finally be determined until at or after the end of the year. Dividend distributions that are attributable to the Fund's investment in MLPs will generally not be eligible for the reduced rate applicable to Qualifying Dividends.

        If a U.S. shareholder receives distributions in the form of common shares pursuant to our distribution reinvestment plan, such shareholder generally will be subject to the same U.S. federal, state and local tax consequences as if it received distributions in cash. In that case, you will be treated as receiving a distribution in the amount of the fair market value of our common shares. Any common shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the common shares are credited to the U.S. shareholder's account.

        We may in the future decide to retain some or all of our net capital gains, but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. shareholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. shareholder, and the U.S. shareholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. shareholder's tax basis for his, her or its common shares. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder's other federal income tax obligations or may be refunded to the extent it exceeds a shareholder's liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to use the deemed distribution approach, we must provide written notice to our shareholders prior to the expiration of 60 days after the close of the relevant tax year. We cannot treat any of our investment company taxable income as a "deemed distribution."

        If an investor acquires our common shares shortly before the record date of a distribution, the price of the common shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

        A shareholder generally will recognize taxable gain or loss if the shareholder sells or otherwise disposes of his, her or its common shares. The amount of gain or loss will be measured by the difference between such shareholder's adjusted tax basis in the common shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the shareholder has held his, her or its common shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of our common shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such common shares. In addition, all or a portion of any loss recognized upon a disposition of our common shares may be disallowed if other common shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

        In general, individual U.S. shareholders currently are generally subject to a maximum federal income tax rate of either 15% or 20% (depending on whether the shareholder's income exceeds certain threshold amounts) on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our common shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from us and net gains from redemptions or other taxable dispositions of our common shares) of U.S. individuals, estates and trusts to the extent that such person's "modified adjusted gross income" (in the case of an individual) or "adjusted gross income" (in the case of an estate or trust) exceeds certain threshold amounts. Corporate U.S. shareholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate shareholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate shareholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate shareholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

        We (or if a U.S. shareholder holds shares through an intermediary, such intermediary) will send to each of our U.S. shareholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. shareholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year's distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the preferential maximum rate). Distributions paid by us generally will not be eligible for the corporate dividends received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. shareholder's particular situation.

        The Code requires reporting of adjusted cost basis information for covered securities, which generally include shares of a RIC acquired after January 1, 2012, to the IRS and to taxpayers. Shareholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

        We may be required to withhold federal income tax, or backup withholding, currently at a rate of 28%, from all distributions to any non-corporate U.S. shareholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against a U.S. shareholder's federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Shareholders

        Whether an investment in our common shares is appropriate for a Non-U.S. shareholder will depend upon that person's particular circumstances. An investment in the common shares by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their tax advisers before investing in our common shares.

        Distributions of our investment company taxable income to Non-U.S. shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. shareholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisers.)

        In addition, under prior law applicable to tax years beginning before January 1, 2015 with respect to certain distributions made by RICs to Non-U.S. shareholders, no withholding was required and the distributions generally were not subject to U.S. federal income tax if (i) the distributions were properly designated in a notice timely delivered to our shareholders as "interest-related dividends" or "short-term capital gain dividends," (ii) the distributions were derived from sources specified in the Code for such dividends and (iii) certain other requirements were satisfied. No assurance can be given as to whether legislation will be enacted to extend the application of this provision to tax years of RICs beginning on or after January 1, 2015. Even if this legislation were to be extended to tax years of RICs beginning on or after January 1, 2015, we do not currently anticipate that any significant amount of our distributions will be designated as eligible for this exemption from withholding.

        Actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common shares, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless (i) the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States or (ii) in the case of an individual shareholder, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the distributions or gains and certain other conditions are met.

        If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder's allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed) and gains realized upon the sale of our common shares that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the common shares may not be appropriate for a Non-U.S. shareholder.

        A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to U.S. federal withholding tax, may be subject to information reporting and backup withholding of U.S.

federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with a U.S. nonresident withholding tax certificate (e.g. an IRS Form W-8BEN, an IRS Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

        Effective July 1, 2014, we are required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Shareholders may be requested to provide additional information to us to enable us to determine whether withholding is required.

        Non-U.S. shareholders may also be subject to U.S. estate tax with respect to their investment in our common shares.

        Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the common shares.

Failure to Qualify as a RIC

        If we or the Fund were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our respective shareholders. Distributions would not be required, and any distributions would generally be taxable to our shareholders and Fund Shareholders as ordinary dividend income. Subject to certain additional limitations in the Code, such distributions would be eligible for the preferential maximum rate applicable to individual shareholders with respect to Qualifying Dividends. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our and the Fund's respective current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder's tax basis, and any remaining distributions would be treated as a capital gain. Moreover, if we or the Fund fail to qualify as a RIC in any tax year, to qualify again to be subject to tax as a RIC in a subsequent tax year, we would be required to distribute our respective earnings and profits attributable to any of our non-RIC tax years as dividends to our respective shareholders. In addition, if we or the Fund fail to qualify as a RIC for a period greater than two consecutive tax years, to qualify as a RIC in a subsequent year we or the Fund may be subject to regular corporate tax on any net built-in gains with respect to certain of our respective assets (that is, the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we or the Fund had sold the property at fair market value at the end of the tax year) that we or the Fund elect to recognize on requalification or when recognized over the next five tax years.

State and Local Taxes

        We may be subject to state or local taxes in jurisdictions in which we are deemed to be doing business. In those states or localities, our entity-level tax treatment and the treatment of distributions made to our shareholders under those jurisdictions' tax laws may differ from the treatment under the Code. Accordingly, an investment in our common shares may have tax consequences for shareholders that are different from those of a direct investment in the Fund's portfolio investments. Shareholders are urged to consult their own tax advisers concerning state and local tax matters.

REGULATION

        We and the Fund intend to elect to be regulated as BDCs under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of our trustees be persons other than "interested persons," as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities.

        The 1940 Act defines "a majority of the outstanding voting securities" as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities. Furthermore, the Fund's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of Energy companies. This investment policy may not be changed without at least 60 days' prior notice to holders of our common shares of any such change.

        We will generally not be able to issue and sell our common shares at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. See "Risk Factors—Risks Related to Business Development Companies—Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth." We may, however, sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of our common shares if our board of trustees determines that such sale is in our best interests and the best interests of our shareholders, and our shareholders approve such sale. In addition, we may generally issue new common shares at a price below our net asset value per share in rights offerings to existing shareholders, in payment of dividends and in certain other limited circumstances.

        As BDCs, we and the Fund will be subject to certain regulatory restrictions in making our investments. For example, BDCs generally are not permitted to co-invest with certain affiliated entities in transactions originated by the BDC or its affiliates in the absence of an exemptive order from the SEC. However, BDCs are permitted to, and may, co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Fund, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with its co-investment affiliates. The Fund believes this relief may not only enhance its ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for it, in part by allowing it to participate in larger investments, together with its co-investment affiliates, than would be available to it if such relief had not been obtained. Because the Fund does not have exemptive relief to engage in co-investment transactions with GSO and its affiliates, it will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Qualifying Assets

        Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to the Fund's business are any of the following:

  1.
  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

    a.
    is organized under the laws of, and has its principal place of business in, the United States;

    b.
    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

    c.
    satisfies any of the following:

    i.
    does not have any class of securities that is traded on a national securities exchange;

    ii.
    has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

    iii.
    is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

    iv.
    is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

  2.
  Securities of any eligible portfolio company that the Fund controls.

  3.
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

  4.
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the eligible portfolio company.

  5.
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

  6.
  Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

        In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

        In order to count portfolio securities as qualifying assets for the purpose of the 70% test, the Fund must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the Fund purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

        Pending investment in other types of "qualifying assets," as described above, the Fund's investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which the Fund refers to, collectively, as temporary investments, so that 70% of the Fund's assets are qualifying assets. Typically, the Fund will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as the Fund, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of the Fund's assets that may be invested in such repurchase agreements. However, if more than 25% of the Fund's total assets constitute repurchase agreements from a single counterparty, the Fund would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, the Fund does not intend to enter into repurchase agreements with a single counterparty in excess of this limit. FSEP II Advisor will monitor the creditworthiness of the counterparties with which the Fund enters into repurchase agreement transactions.

Senior Securities

        We are permitted, under specified conditions, to issue multiple classes of debt and one class of shares senior to our common shares if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See "Risk Factors—Risks Related to Debt Financing" and "Risk Factors—Risks Related to Business Development Companies."

Code of Ethics

        We and FSEP II Advisor have each adopted a code of ethics pursuant to Rule 17j-1 promulgated under the 1940 Act that, among other things, establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by the Fund, so long as such investments are made in accordance with the code's requirements. These codes of ethics are attached as exhibits to the registration statement of which this prospectus is a part. You may also read and copy these codes of ethics at the SEC's Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is available on our website at www.franklinsquare.com and on the EDGAR Database on the SEC's Internet site at www.sec.gov. You may also obtain a copy of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

Compliance Policies and Procedures

        We and FSEP II Advisor have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer and the chief compliance officer of FSEP II Advisor are responsible for administering these policies and procedures.

Proxy Voting Policies and Procedures

        The Fund has delegated its proxy voting responsibility to FSEP II Advisor. The proxy voting policies and procedures of FSEP II Advisor are set forth below. The guidelines are reviewed periodically by FSEP II Advisor and the Fund's non-interested trustees, and, accordingly, are subject to change.

        As an investment adviser registered under the Advisers Act, FSEP II Advisor has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

        These policies and procedures for voting proxies for the investment advisory clients of FSEP II Advisor are intended to comply with Section 206 of, and Rule 206(4)-6 promulgated under, the Advisers Act.

        FSEP II Advisor will vote proxies relating to securities in the best interest of its clients' shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although FSEP II Advisor will generally vote against proposals that may have a negative impact on its clients' portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

        The proxy voting decisions of FSEP II Advisor are made by the senior officers who are responsible for monitoring each of its clients' investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how FSEP II Advisor intends to vote on a proposal in order to reduce any attempted influence from interested parties.

        You may obtain information, without charge, regarding how FSEP II Advisor voted proxies with respect to the Fund's portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, [FS Energy and Power Fund II], 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling the Fund collect at (215) 495-1150.

Other

        We will be periodically examined by the SEC for compliance with the 1940 Act.

        We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to us or our shareholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Exchange Act and Sarbanes-Oxley Act Compliance

        We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

  •
  pursuant to Rule 13a-14 promulgated under the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

  •
  pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

  •
  pursuant to Rule 13a-15 promulgated under the Exchange Act, beginning with our fiscal year ending December 31, 2015, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting.

        The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith. In addition, we intend to voluntarily comply with Section 404(b) of the Sarbanes-Oxley Act, and have engaged our independent registered public accounting firm to audit our internal control over financial reporting.

 PLAN OF DISTRIBUTION

General

        This is a continuous offering of our common shares as permitted by the federal securities laws. We intend to file post-effective amendments to the registration statement of which this prospectus is a part, that are subject to SEC review, to allow us to continue this offering for at least two years from the date of the effectiveness of the registration statement. This offering must be registered in every state in which we offer or sell common shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling common shares in any state in which our registration is not annually renewed or otherwise extended. In addition, the Fund currently intends to limit the number of Fund Shares it sells to the Fund Maximum Offering Amount. As a result, we intend to terminate this offering at such time as the Fund has reached the Fund Maximum Offering Amount, regardless of whether we have sold all common shares registered in this offering.

        The dealer manager is not required to sell any specific number or dollar amount of common shares but intends to use its best efforts to sell the common shares offered. The minimum permitted purchase is $5,000 of our common shares. Additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. We will not sell any shares unless we, together with the other feeder funds, collectively raise net offering proceeds of $2.5 million, all of which must be from persons who are not affiliated with us, the Fund or FSEP II Advisor, by one year from the date of this prospectus. In addition, we intend to conduct a private placement of our common shares to certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor and GSO, and expect to issue such shares upon the satisfaction of the minimum offering requirement. As a result, upon satisfaction of the minimum offering requirement, the Fund will have received total net proceeds of at least $2.5 million, plus the proceeds received in the private placement. Pending satisfaction of the minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, UMB Bank, N.A., in trust for our subscribers' benefit, pending release to us. If the minimum offering requirement is not satisfied by one year from the date of this prospectus, we will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not deduct any fees or expenses if we return funds from the escrow account. Upon satisfying the minimum offering requirement, funds will be released from escrow to us within approximately 30 days and investors with subscription funds held in the escrow will be admitted as shareholders as soon as practicable, but in no event later than 15 days after such release. The dealer manager will notify the network of selected broker-dealers once the minimum offering requirement has been attained. The selected broker-dealers will, in turn, notify the registered representatives who obtain subscription documents from investors.

        Subsequent to satisfying the minimum offering requirement, we generally will accept subscriptions on a weekly basis during our offering stage. Common shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our last closing in the month of the distribution. In addition, in months in which we repurchase common shares, we expect to conduct repurchases on the same date that we hold our first weekly closing for the sale of common shares in this offering.

        Subsequent to satisfying the minimum offering requirement, we will sell our common shares on a continuous basis at weekly closings at an initial offering price of $10.55 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that common shares are not sold at a price per share, after deducting upfront selling commissions, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our then-current net offering price for ten consecutive business days, we will reduce our offering price in order to establish a new net offering price that is not more than 2.5% above our net asset value per share. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.franklinsquare.com.

        To purchase common shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount and pay such amount at the time of subscription. The initial minimum permitted purchase is $5,000. Additional purchases must be made in increments of $500, except for purchases made pursuant to our distribution reinvestment plan. Prior to the satisfaction of the minimum offering requirement, you will be directed to make your check payable to "UMB Bank, N.A., as escrow agent for [FS Energy and Power Fund II—A]." Subsequent to the satisfaction of the minimum offering requirement, you should make your check payable to "[FS Energy and Power Fund II—A]." Subscriptions will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. Subscriptions received prior to the satisfaction of the minimum offering requirement will be deposited into an interest-bearing account.

About the Dealer Manager

        The dealer manager is FS2. The dealer manager was formed in 2007. The dealer manager registered as a broker-dealer with the SEC and the Financial Industry Regulatory Authority, or FINRA, in December 2007. The dealer manager is an affiliate of FSEP II Advisor and serves as the dealer manager in connection with the continuous public offerings of shares of FS Energy and Power Fund, the FSGCOF Offered Funds and FS Investment Corporation III, and previously served as the dealer manager in connection with the continuous public offerings of shares of FS Investment Corporation and FS Investment Corporation II, which closed to new investors in May 2012 and March 2014, respectively. The dealer manager will receive compensation for services relating to this offering and provide certain sales, promotional and marketing services to us in connection with the distribution of the common shares offered pursuant to this prospectus. For additional information about the dealer manager, including information related to its affiliation with us, the Fund and FSEP II Advisor, see "Certain Relationships and Related Party Transactions."

Compensation of the Dealer Manager and Selected Broker-Dealers

        Except as provided below, the dealer manager will receive upfront selling commissions of 5.2% of the gross proceeds of common shares sold in this offering, all of which is expected to be re-allowed to selected broker-dealers. In consideration of the marketing and distribution of our common shares by the selected broker-dealers, our dealer manager or its affiliate will pay additional selling commissions of up to 1.3% of gross proceeds and a dealer manager concession of up to 1.25% of gross proceeds to selected broker-dealers at the time of sale. Such amounts paid by our dealer manager or its affiliate will not be paid by investors. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our common shares or give investment advice to a potential shareholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our common shares.

        Our common shares are subject to an annual distribution fee of 0.75% of the estimated value of our common shares, as determined in accordance with NASD Rule 2340. This fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event. The distribution fee is intended to compensate our affiliated dealer manager and its affiliates for amounts paid to advisors and selected broker-dealers in connection with the distribution of our shares to investors at the time of purchase, as well as for services rendered in connection with the marketing, sale and distribution of our common shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all common shares, excluding shares issued under our distribution reinvestment plan.

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200,000, which was used in its entirety to purchase approximately 22,222 common shares at $9.00 per share. In addition, we intend to conduct a private placement transaction of our shares with certain members of our board of trustees and individuals and entities affiliated with FSEP II Advisor, our dealer manager and GSO. With respect to those common shares purchased by certain affiliates of our dealer manager including those purchased by Messrs. Forman and Adelman, FINRA considers the difference between the per share purchase price of shares sold in the private placements and the initial per share purchase price upon effectiveness of this offering to be underwriting compensation. All forms of underwriting compensation payable to members of FINRA may not exceed 10% of our gross offering proceeds.

        The dealer manager authorizes other broker-dealers that are members of FINRA and other properly licensed financial advisors, which we refer to as selected broker-dealers, to sell our common shares. The dealer manager may re-allow all of its selling commissions attributable to a selected broker-dealer.

        In addition to the payment of selling commissions and dealer manager concessions, we will reimburse our dealer manager and selected broker-dealers for bona fide accountable due diligence expenses supported by detailed and itemized invoices. We expect to reimburse approximately 0.25% of the gross offering proceeds for accountable due diligence expenses, which are included as part of the reimbursement of organization and offering expenses in an amount up to 0.75% of the gross offering proceeds.

        All items of compensation to underwriters or dealers, including, but not limited to, selling commissions, expenses, rights of first refusal, consulting fees, finders' fees and all other items of compensation of any kind paid by us, directly or indirectly, shall be taken into consideration in computing the amount of allowable "front end fees" as defined in our declaration of trust; provided, however, that no compensation will be paid to the dealer manager or selected broker-dealers in connection with this offering other than the compensation described above in "—Compensation of the Dealer Manager and Selected Broker-Dealers."

        We will not pay selling commissions or distribution fees on common shares issued under our distribution reinvestment plan. The amount that would have been paid as selling commissions or distribution fees if the common shares issued under our distribution reinvestment plan had been sold pursuant to this public offering of common shares will be retained and used by us. Therefore, the net proceeds to us for issuances under our distribution reinvestment plan generally will be greater than the net proceeds to us for sales pursuant to this prospectus.

        This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in our continuous public offering may not exceed 10% of our gross offering proceeds (excluding proceeds received in connection with the issuance of common shares through our distribution reinvestment program). Payments collected by us in connection with the distribution fee and any upfront selling commissions will be considered underwriting compensation for purposes of Rule 2310. In addition, in the event that shareholders tender their common shares for repurchase by us prior to the fifth anniversary of the date they were admitted as a shareholder into the Company, such common shares may be subject to an early redemption fee payable to our dealer manager, all or a portion of which may be considered underwriting compensation. See "Share Repurchase Program." Because the distribution fee will be payable by us for a period of five years from the date of sale and purchase of our shares and will terminate upon a liquidity event, the maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions, early redemption fees and any other sources generally will not exceed 8.95% of our gross offering proceeds from this offering. Common shares issued under our distribution reinvestment plan will be excluded from this determination.

        We have agreed to indemnify the participating broker-dealers, including the dealer manager, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. The broker-dealers participating in the offering of our common shares are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any common shares will be sold.

        Our executive officers and trustees and their immediate family members, as well as officers and employees of FSEP II Advisor and its affiliates and their immediate family members and other individuals designated by management, and, if approved by our board of trustees, joint venture partners, consultants and other service providers, may purchase our common shares in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. Except for certain share ownership and transfer restrictions contained in our declaration of trust, there is no limit on the number of our common shares that may be sold to such persons. In addition, the selling commission may be reduced or waived in connection with certain categories of sales, including but not limited to sales to certain institutional investors, sales to employees of selected broker-dealers, sales made by certain selected dealers at the discretion of the dealer manager, sales made to investors whose contract for investment advisory and related brokerage services includes a fixed or "wrap" fee or other asset-based fee arrangement, unless that contract is with a federally registered investment adviser that is dually registered as a broker-dealer and provides financial planning services, sales through banks acting as trustees or fiduciaries and sales to our affiliates. We may also make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record and all selling commissions will be waived. The amount of net proceeds to us will not be affected by reducing or eliminating the selling commissions payable in connection with sales to such institutional investors and affiliates. FSEP II Advisor and its affiliates will be expected to hold their common shares purchased as shareholders for investment and not with a view towards distribution.

        To the extent permitted by law and our declaration of trust, we will indemnify the selected broker-dealers and the dealer manager against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

Discounts

        The dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer whereby such selected broker-dealer may aggregate subscriptions on part of a combined order for the purpose of offering investors reduced aggregate selling commissions. The specific terms of any such arrangement will be subject to negotiation between the dealer manager and the selected broker-dealer and will not reduce the amount of net proceeds available to us from the sale of our common shares. Any reduction in the selling commissions would be prorated among the separate subscribers.

Transfer on Death Designation

        You have the option of placing a transfer on death, or TOD, designation on your common shares purchased in this offering. A TOD designation transfers ownership of your common shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the common shares. However, this option is not available to residents of the states of Louisiana or North Carolina. If you would like to place a TOD designation on your common shares, you must complete and return the transfer on death form available upon request to us in order to effect the designation.

Supplemental Sales Material

        In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our common shares, although only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material will not contain all of the information material to an investment decision and should only be reviewed after reading this prospectus. The sales material expected to be used in permitted jurisdictions includes:

  •
  investor sales promotion brochures;

  •
  cover letters transmitting this prospectus;

  •
  brochures containing a summary description of the offering;

  •
  fact sheets describing the general nature of [FS Energy and Power Fund II—A] and our investment objectives;

  •
  asset flyers describing our recent investments;

  •
  broker updates;

  •
  online investor presentations;

  •
  third-party article reprints;

  •
  website material;

  •
  electronic media presentations; and

  •
  client seminars and seminar advertisements and invitations.

        All of the foregoing material will be prepared by FSEP II Advisor or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

        We are offering common shares in this offering only by means of this prospectus, as the same may be supplemented and amended from time to time. Although the information contained in our supplemental sales materials is not expected to conflict with any of the information contained in this prospectus, as amended or supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in this prospectus, or the registration statement of which this prospectus is a part.

SUITABILITY STANDARDS

        The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of common shares under the registration statement of which this prospectus is a part.

        Pursuant to applicable state securities laws, our common shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. For the foreseeable future, there is not expected to be any public market for our common shares, which means that it may be difficult for shareholders to sell common shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor's overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder's overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the common shares, (d) the background and qualifications of FSEP II Advisor and GSO and (e) the tax consequences of the investment. We rely on the representations and other information provided by potential investors in the subscription agreement completed and signed by each such investor, as well as information provided by investors to the selected broker-dealers and other financial intermediaries through which we distribute our common shares, in determining whether such potential investors meet our suitability standards.

        In addition, we will not sell common shares to investors in the states named below unless they meet special suitability standards:

        Idaho—In addition to the suitability standards noted above, investors who reside in the state of Idaho must have either (a) a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or (b) a liquid net worth of at least $300,000. Additionally, an investor's total investment in [FS Energy and Power Fund II—A] shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets that may be convertible to cash within one year.)

        Iowa—In addition to the suitability standards above, the state of Iowa requires that each Iowa investor limit his or her investment in [FS Energy and Power Fund II—A] and other non-traded business development companies to no more than 10% of his or her net worth.

        Kansas—In addition to the suitability standards above, it is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in [FS Energy and Power Fund II—A] and other non-traded business development companies. Liquid net worth is that portion of an investor's net worth that consists of cash, cash equivalents and readily marketable securities.

        Kentucky—In addition to the suitability standards set forth above, Kentucky investors must have a minimum gross annual income of $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth alone of $300,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth in [FS Energy and Power Fund II—A].

        Maine—In addition to the suitability standards above, the Maine Office of Securities recommends that a Maine investor's aggregate investment in [FS Energy and Power Fund II—A] and similar non-traded business development companies not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

        Massachusetts—In addition to the suitability standards above, Massachusetts investors should not invest, in the aggregate, more than 10% of their liquid net worth in [FS Energy and Power Fund II—A]'s shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor's net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        New Mexico—In addition to the suitability standards above, the State of New Mexico requires that each New Mexico investor will limit his or her investment in [FS Energy and Power Fund II—A] and other non-traded business development companies to a maximum of 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth that is comprised of cash and cash equivalents and readily marketable securities.

        North Dakota—In addition to the suitability standards above, North Dakota investors must represent that they have a net worth at least ten times their investment in [FS Energy and Power Fund II—A].

        Ohio—In addition to the suitability standards above, the state of Ohio requires that each Ohio investor limit his or her investment in shares of [FS Energy and Power Fund II—A]'s common shares, in its affiliates and in other non-traded business development companies to not more than 10% of his or her liquid net worth. Liquid net worth is that portion of an investor's net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

        Oregon—In addition to the suitability standards above, the state of Oregon requires that each Oregon investor limit his or her investment in this offering of [FS Energy and Power Fund II—A] to no more than 10% of his or her net worth.

        Tennessee—In addition to the suitability standards above, Tennessee residents' investments in [FS Energy and Power Fund II—A] must not exceed 10% of their liquid net worth (exclusive of home, home furnishings and automobiles).

        The minimum purchase amount is $5,000 of our common shares. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in our common shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

        If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to common shares issued pursuant to our distribution reinvestment plan.

        In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of our common shares or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in common shares, our and the Fund's investment objectives and the relative illiquidity of our common shares, common shares are an appropriate investment for those of you who become shareholders. Franklin Square Holdings, through its affiliate, FS2, the dealer manager in connection with the sale of common shares registered in this continuous public offering, and the selected broker-dealers selling common shares on our behalf must make every reasonable effort to determine that the purchase of our common shares is a suitable and appropriate investment for each prospective shareholder based on information provided by the prospective shareholder in the subscription agreement regarding the prospective shareholder's financial situation and investment objectives. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in common shares is suitable and appropriate for a prospective shareholder.

        In purchasing common shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing common shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

 LIQUIDITY STRATEGY

        We and the Fund intend to seek to complete a liquidity event for our shareholders within five years following the completion of our offering stage; however, the offering period may extend for an indefinite period. Accordingly, you should consider that you may not have access to the money you invest for an indefinite period of time until we and the Fund complete a liquidity event. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public equity offering in any continuous two-year period. We and the Fund may determine not to pursue a liquidity event if we and the Fund believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) a listing of Fund Shares on a national securities exchange followed by a distribution of Fund Shares held by us to our shareholders, (2) the sale of all or substantially all of the Fund's assets either on a complete portfolio basis or individually followed by a liquidation and a distribution of the liquidation proceeds to our shareholders or (3) a merger or another transaction by the Fund approved by the Fund Board in which we, in our capacity as a Fund Shareholder, likely will receive cash or shares of a publicly-traded company, followed by a distribution of such cash or shares to our shareholders. These scenarios are referred to as "liquidity events." While the intention is to seek to complete a liquidity event within five years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of shareholders, our board of trustees and the Fund Board, including our and the Fund's independent trustees, may consider a variety of criteria, including, but not limited to, the allocation of the Fund's portfolio among various issuers and sub-sectors, portfolio performance, our and the Fund's financial condition, potential access to capital as a listed company, market conditions for the sale of the Fund's assets or listing of Fund Shares, internal management considerations and the potential for shareholder liquidity. If the Fund determines to pursue a listing of Fund Shares on a national securities exchange in the future, at that time the Fund may consider either an internal or an external management structure. As such, there can be no assurance that we and the Fund will complete a liquidity event at all. In addition, shares of BDCs listed on a national securities exchange frequently trade at a discount to net asset value. If the Fund determines to pursue a listing of its common shares on a national securities exchange, shareholders, including those who purchase common shares at the offering price, may experience a loss on their investment if they sell at a time when the Fund Shares are trading at a discount to net asset value. This risk is separate and distinct from the risk that our and the Fund's net asset value will decrease.

        Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased and may be subject to an early redemption fee. See "Share Repurchase Program" for a detailed description of our share repurchase program.

        Our sponsor, Franklin Square Holdings, has also sponsored the continuous public offerings of its affiliated BDCs, FS Investment Corporation III and FS Energy and Power Fund, which are currently in their offering stage, and FS Investment Corporation and FS Investment Corporation II, which closed their offerings to new investors in May 2012 and March 2014, respectively, and its affiliated closed-end management investment companies, the FSGCOF Offered Funds, which are also currently in their offering stages. FS Investment Corporation II, FS Investment Corporation III and FS Energy and Power Fund intend to seek to complete a liquidity event for their stockholders and shareholders, respectively, within five years following the completion of their respective offering stage and FS Global Credit Opportunities Fund intends to seek a complete liquidity event for its shareholders within five years following the date it commenced operations. On April 16, 2014, FS Investment Corporation listed its shares of common stock on the New York Stock Exchange, LLC and began trading under the ticker symbol "FSIC".

 SHARE REPURCHASE PROGRAM

        We do not currently intend to list our common shares on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, shareholders should not expect to be able to sell their common shares promptly or at a desired price. No shareholder will have the right to require us to repurchase his or her common shares or any portion thereof. Because no public market will exist for our common shares, and none is expected to develop, shareholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of common shares to other eligible investors.

        To provide our shareholders with limited liquidity, we intend to conduct quarterly tender offers pursuant to our share repurchase program.

        Beginning with the first full calendar quarter following the date that the minimum offering requirement is satisfied, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of our board of trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. Each repurchase offer will generally be conducted in parallel with a corresponding repurchase offer made by the Fund with respect to Fund Shares. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. In months in which we repurchase common shares, we generally will conduct repurchases on the same date that we hold our first weekly closing for the sale of common shares in this continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

        The board of trustees also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on our and/or the Fund's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of our and the Fund's assets (including fees and costs associated with disposing of assets);

  •
  the Fund's investment plans and our and the Fund's working capital requirements;

  •
  the relative economies of scale with respect to our and/or the Fund's size;

  •
  our history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        We currently intend to limit the number of common shares to be repurchased during any calendar year to the number of common shares we can repurchase with the proceeds we receive from the issuance of our common shares under our distribution reinvestment plan. Because our distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of our common shares. At the discretion of our board of trustees, we may also use cash on hand and cash from liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the calendar quarter ending March 31, 2016, we will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that we offer to repurchase may be less in light of the limitations noted above. We intend to offer to repurchase common shares on each date of repurchase at the net offering price in effect as of the date of repurchase. In months in which we repurchase common shares pursuant to our share repurchase program, we expect to conduct repurchases on the same date that we hold our first weekly closing in such month for the sale of common shares in our public offering. FSEP II Advisor will not receive any separate fees in connection with the repurchase of shares under our share repurchase program.

        If you wish to tender your common shares to be repurchased, you must either tender at least 25% of the common shares you have purchased or all of the common shares that you own. If you choose to tender only a portion of your common shares, you must maintain a minimum balance of $5,000 worth of common shares following a tender of common shares for repurchase. If the amount of repurchase requests exceeds the number of common shares we seek to repurchase, we will repurchase common shares on a pro-rata basis. As a result, we may repurchase less than the full amount of common shares that you request to have repurchased. To the extent you seek to tender all of the common shares that you own and we repurchase less than the full amount of common shares that you request to have repurchased, you may maintain a balance of common shares of less than $5,000 following such share repurchase. If we do not repurchase the full amount of your common shares that you have requested to be repurchased, or we determine not to make repurchases of our common shares, you may not be able to dispose of your common shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules promulgated under the Code.

        If you wish to tender your common shares for repurchase by us prior to the fifth anniversary of the date you were admitted as a shareholder into the Company, such common shares may be subject to an early redemption fee. The early redemption fee is payable on a declining annual basis over the course of five years, as described below, and is not payable with respect to common shares issued under our distribution reinvestment plan.

        The early redemption fee will be calculated based upon the public offering price in effect as of the date of repurchase. Common shares tendered prior to the first anniversary of the date a shareholder was admitted into the Company are subject to an early redemption fee of 3.75%. Common shares tendered on or after the first anniversary but prior to the second anniversary of the date a shareholder was admitted into the Company are subject to an early redemption fee of 3.00%. Common shares tendered on or after the second anniversary but prior to the third anniversary of the date a shareholder was admitted into the Company are subject to an early redemption fee of 2.25%. Common shares tendered on or after the third anniversary but prior to the fourth anniversary of the date a shareholder was admitted into the Company are subject to an early redemption fee of 1.50%. Common shares tendered on or after the fourth anniversary but prior to the fifth anniversary of the date a shareholder was admitted into the Company are subject to an early redemption fee of 0.75%. Common shares tendered on or after the fifth anniversary of the date a shareholder was admitted into the Company are not subject to an early redemption fee.

        Our board of trustees will require that we repurchase common shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our shareholders. Repurchases of your common shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of common shares from our shareholders.

        When our board of trustees determines that we will offer to repurchase common shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

        Any tender offer presented to our shareholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our shareholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which common shares may be tendered) sent to our shareholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which common shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

        In order to submit common shares to be tendered, shareholders will be required to complete a letter of transmittal, which will be included in the materials sent to our shareholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, shareholders may withdraw their tenders by submitting a notice of withdrawal to us. If common shares have not been accepted for payment by us, tenders may be withdrawn any time following 40 business days after the commencement of the tender offer.

        We will not repurchase common shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Delaware or any other relevant jurisdiction.

        While we intend to conduct quarterly tender offers as described above, we are not required to do so and may amend, suspend or terminate the share repurchase program at any time.

        In the event that FSEP II Advisor or any of its affiliates holds common shares in the capacity of a shareholder, any such affiliates may tender common shares for repurchase in connection with any repurchase offer we make on the same basis as any other shareholder, except for the initial capital contributions of the co-founders of Franklin Square Holdings, Messrs. Forman and Adelman. Messrs. Forman and Adelman have agreed not to tender their common shares for repurchase as long as FSEP II Advisor remains the Fund's investment adviser.

        We intend to conduct our share repurchase program in compliance with criteria set forth in the December 19, 2013 SEC order granting limited exemption from Rule 102(a) of Regulation M under the Exchange Act to certain BDCs.

 CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

        Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is: One Lincoln Street, Boston, Massachusetts 02111. DST Systems, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Kansas City, Missouri 64105-1594, telephone number: (877) 628-8575.

BROKERAGE ALLOCATION AND OTHER PRACTICES

        Since the Fund intends to generally acquire and dispose of its investments in privately negotiated transactions, the Fund expects to use brokers in the normal course of its business infrequently. Subject to policies established by the Fund Board, FSEP II Advisor is primarily responsible for the execution of the publicly-traded securities portion of the Fund's portfolio transactions and the allocation of brokerage commissions. FSEP II Advisor does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Fund, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities. While FSEP II Advisor will generally seek reasonably competitive trade execution costs, the Fund will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, FSEP II Advisor may select a broker based partly upon brokerage or research services provided to it and the Fund and any other clients. In return for such services, the Fund may pay a higher commission than other brokers would charge if FSEP II Advisor determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

        Certain legal matters regarding the common shares offered hereby have been passed upon for us by Dechert LLP, Philadelphia, Pennsylvania, and certain matters regarding the common shares offered hereby and other matters of Delaware law have been passed upon by Richards, Layton & Finger, P.A., Wilmington, Delaware.

EXPERTS

        McGladrey LLP, an independent registered public accounting firm located at 751 Arbor Way, Suite 200, Blue Bell, Pennsylvania 19422, has audited our financial statements and issued their report dated August 21, 2014.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common shares offered by this prospectus. The registration statement contains additional information about us and our common shares being offered by this prospectus.

        Under the DGCL, our shareholders, upon a written demand stating the purpose thereof, have the right during usual hours for business to inspect for any proper purpose and to make copies and extracts from, our share ledger, a list of shareholders and its other books and records.

        We intend to maintain an alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of our common shares held by each of them, as part of our books and records and will be available for inspection by any shareholder at our office. We intend to update the shareholder list at least monthly to reflect changes in the information contained therein, including substituted investors. A copy of the shareholder list shall be mailed to any shareholder requesting the shareholder list within ten days of the request. The copy of the shareholder list shall be printed in alphabetical order, on white paper, and in a readily readable type size (in no event smaller than 10-point type). We may impose a reasonable charge for expenses incurred in reproduction of the shareholder list pursuant to the shareholder's request. In the case of assignments, where the assignee does not become a substituted investor, we will recognize the assignment not later than the last day of the calendar month following a receipt of notice assignment and required documentation. In addition to the foregoing, Rule 14a-7 promulgated under the Exchange Act provides that, upon the request of a shareholder and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. If a proper request for the shareholder list is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or any other information for any commercial purpose not related to the requesting shareholder's interest in our affairs. We may also require such shareholder sign a confidentiality agreement in connection with the request.

        We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC's website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

        We are committed to protecting your privacy. This privacy notice explains the privacy policies of [FS Energy and Power Fund II—A] and its affiliated companies. This notice supersedes any other privacy notice you may have received from [FS Energy and Power Fund II—A].

        We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of common shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

        We do not share this information with any non-affiliated third party except as described below.

  •
  Authorized employees of FSEP II Advisor.  It is our policy that only authorized employees of FSEP II Advisor who need to know your personal information will have access to it.

  •
  Service providers.  We may disclose your personal information to companies that provide services on our or the Fund's behalf, such as record keeping, processing your trades and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

  •
  Courts and government officials.  If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena or court order will be disclosed.

FS Energy and Power Fund II

Unaudited Balance Sheet

(in thousands, except share and per share amounts)

September 30, 2014
Assets
Cash and cash equivalents	$200

Total assets	$200

Commitments and contingencies ($1,783)(1)
Shareholders' equity
Preferred shares, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding	$—
Common shares, $0.001 par value, 750,000,000 shares authorized, 22,222 shares issued and outstanding	—
Capital in excess of par value	200

Total shareholders' equity	$200

Net asset value per common share at period end	$9.00

(1)
See Note 5 for a discussion of the Company's commitments and contingencies.

See notes to unaudited financial statements.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

        FS Energy and Power Fund II, or the Company, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and has been inactive since that date except for matters relating to its organization. The Company expects to formally commence investment operations upon raising gross offering proceeds in excess of $2,500, or the minimum offering requirement, all of which must be from sales of its common shares in its continuous public offering to persons who are not affiliated with the Company or the Company's investment adviser, FSEP II Advisor, LLC, or FSEP II Advisor. FSEP II Advisor is a private investment firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and is an affiliate of the Company.

        The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. The Company will elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

        The Company's investment objective is to generate current income and long-term capital appreciation. The Company's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of energy and power related, or Energy, companies. The Company considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing.

Note 2. Summary of Significant Accounting Policies

        Basis of Presentation:    The accompanying unaudited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The Company has evaluated the impact of subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

        Use of Estimates:    The preparation of the unaudited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a high credit quality financial institution, which is a member of the Federal Deposit Insurance Corporation.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

        Valuation of Portfolio Investments:    The Company intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Company's board of trustees. In connection with that determination, the Company expects that FSEP II Advisor will provide the Company's board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board, or FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Company intends to undertake a multi-step valuation process each quarter, as described below:

  •
  the Company's quarterly valuation process will begin with FSEP II Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Company's valuation committee, which valuation may be obtained from an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions will then be documented and discussed with the Company's valuation committee;

  •
  the Company's valuation committee will review the preliminary valuation and FSEP II Advisor's management team, together with its independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Company's board of trustees will discuss valuations and will determine the fair value of each investment in the Company's portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company's financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company's financial statements. In making its determination of fair value, the Company's board of trustees may use independent third-party pricing or valuation services; provided that the Company's board of trustees shall not be required to determine

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

fair value in accordance with the valuation provided by any single source, and the Company's board of trustees shall retain the discretion to use any relevant data, including information obtained from FSEP II Advisor or any independent third-party valuation or pricing service, that the Company's board of trustees deems to be reliable in determining fair value under the circumstances. Below is a description of factors that the Company's board of trustees may consider when valuing the Company's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company's board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Company's debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Company's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company's board of trustees, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Company's board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company's board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of portfolio companies relative to comparable firms, as well as such other factors as the Company's board of trustees, in consultation with any third-party valuation firm, if applicable, may consider relevant in assessing fair value.

        Generally, the value of the Company's equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

origination. The Company's board of trustees will subsequently value these warrants or other equity securities received at fair value.

        The fair values of the Company's investments will be determined in good faith by the Company's board of trustees. The Company's board of trustees will be solely responsible for the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and consistently applied valuation process. The Company intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which will be provided by an independent third-party pricing service and screened for validity by such service. For investments for which the third-party pricing service is unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Company holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained (or such prices are deemed to be unreliable under the circumstances), the Company's valuation committee will utilize an independent third-party valuation service to value such investments.

        The Company will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Company believes that these prices will be reliable indicators of fair value. The Company's valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

        Revenue Recognition:    Security transactions will be accounted for on the trade date. The Company will record interest income on an accrual basis to the extent that it expects to collect such amounts. The Company will record dividend income on the ex-dividend date. The Company will not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Loan origination fees, original issue discount and market discount will be capitalized and such amounts will be amortized as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as interest income. Upfront structuring fees will be recorded as fee income when earned. The Company will record prepayment premiums on loans and securities as fee income when it receives such amounts.

        Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency:    Gains or losses on the sale of investments will be calculated by using the specific identification method. The Company will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized and the respective unrealized gain or loss on foreign currency for any foreign denominated investments the Company may hold. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

        Capital Gains Incentive Fee:    The Company entered into an investment advisory and administrative services agreement with FSEP II Advisor, dated as of July 31, 2014, or the investment advisory and administrative services agreement. Pursuant to the terms of the investment advisory and administrative services agreement, the incentive fee on capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the investment advisory and administrative services agreement neither includes nor contemplates the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants, or AICPA, Technical Practice Aid for investment companies, the Company will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor if the Company's entire portfolio were liquidated at its fair value as of the balance sheet date even though FSEP II Advisor will not be entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

        Organization Costs:    Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Company's organization. These costs will be expensed as the Company raises proceeds in its continuous public offering. For the period from February 6, 2014 (Inception) to September 30, 2014, organization costs of $177 were incurred on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FSEP II Advisor (see Note 3). For the three months ended September 30, 2014, organization costs of $62 were incurred on behalf of the Company by Franklin Square Holdings (see Note 3).

        Offering Costs:    Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statement on Form N-2 relating to the continuous public offering of its common shares. The Company will charge offering costs against capital in excess of par value as the Company raises proceeds in its continuous public offering. During the period from February 6, 2014 (Inception) to September 30, 2014, offering costs of $1,606 were incurred on behalf of the Company by Franklin Square Holdings (see Note 3). During the three months ended September 30, 2014, offering costs of $413 were incurred on behalf of the Company by Franklin Square Holdings (see Note 3).

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 1.5% of gross proceeds raised in the Company's continuous public offering until all offering costs and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

        Income Taxes:    The Company intends to elect to be treated for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its shareholders, each year, at least 90% of its "investment company taxable income," which is generally the Company's net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes to its shareholders. The Company intends to make distributions in an amount sufficient to qualify for and maintain its RIC status each year and to not pay any U.S. federal income taxes on income so distributed. The Company will also be subject to nondeductible U.S. federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no U.S. federal income taxes.

        Uncertainty in Income Taxes:    The Company will evaluate its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company will recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the Company's statements of operations. During the period from February 6, 2014 (Inception) to September 30, 2014, the Company did not incur any interest or penalties.

        Distributions:    Distributions to the Company's shareholders will be recorded as of the record date. Subject to the discretion of the Company's board of trustees and applicable legal restrictions, the Company intends to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Note 3. Related Party Transactions

Compensation of the Investment Adviser and its Affiliates

        Pursuant to the terms of the investment advisory and administrative services agreement, after the Company meets its minimum offering requirement, FSEP II Advisor will become entitled to an annual base management fee of 2.0% of the Company's average weekly gross assets and an incentive fee based on the Company's performance. Base management fees will be paid on a quarterly basis in arrears.

        The incentive fee will consist of two parts. The first part, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once the Company's pre-incentive fee net investment income in any quarter

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031% of adjusted capital, or 8.125% annually. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of the Company's pre-incentive fee net investment income.

        The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Company's incentive fee capital gains, which will equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Company will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Company will accrue for the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

        The Company will also reimburse FSEP II Advisor for expenses necessary to perform services related to the Company's administration and operations. The amount of this reimbursement will be the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company's board of trustees will then assess the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company's board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of trustees will compare the total amount paid to FSEP II Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable BDCs. The Company will not reimburse FSEP II Advisor for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of FSEP II Advisor.

        Franklin Square Holdings, an affiliate of FSEP II Advisor, has funded the Company's offering and organization costs in the amount of $1,783 for the period from February 6, 2014 (Inception) to September 30, 2014.

        Under the terms of the investment advisory and administrative services agreement, there will be no liability on the Company's part for the offering or organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the investment advisory and administrative services agreement is effective and the Company has satisfied the minimum offering requirement. At such time, FSEP II Advisor will be entitled to receive 1.5% of the gross proceeds raised in the Company's continuous public offering until all offering or organization costs incurred have been recovered. The

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

minimum reimbursement to FSEP II Advisor for such fees is expected to be $37.5, assuming the minimum offering requirement is satisfied.

Capital Contributions by FSEP II Advisor

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200, which was used in its entirety to purchase 22,222 common shares at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Messrs. Forman and Adelman will not tender these common shares for repurchase as long as FSEP II Advisor remains the Company's investment adviser.

Potential Conflicts of Interest

        FSEP II Advisor's senior management team is comprised of substantially the same personnel as the senior management teams of FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC and FS Global Advisor, LLC, the investment advisers to Franklin Square Holdings' other affiliated BDCs and affiliated closed-end management investment company. As a result, such personnel provide investment advisory services to the Company and each of FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and FS Global Credit Opportunities Fund. While none of FSEP II Advisor, FB Income Advisor, LLC, FSIC II Advisor, LLC, FSIC III Advisor, LLC, FS Investment Advisor, LLC or FS Global Advisor, LLC is currently making private corporate debt investments for clients other than the Company, FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund or FS Global Credit Opportunities Fund, respectively, any, or all, may do so in the future. In the event that FSEP II Advisor undertakes to provide investment advisory services to other clients in the future, it intends to allocate investment opportunities in a fair and equitable manner consistent with the Company's investment objectives and strategy, if necessary, so that it will not be disadvantaged in relation to any other client of FSEP II Advisor or its management team. In addition, even in the absence of FSEP II Advisor retaining additional clients, it is possible that some investment opportunities may be provided to FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and/or FS Global Credit Opportunities Fund rather than to the Company.

Exemptive Relief

        In an order dated June 4, 2013, the SEC granted exemptive relief permitting the Company, subject to the satisfaction of certain conditions, to co-invest in certain privately negotiated investment transactions with certain affiliates of FSEP II Advisor, including FS Investment Corporation, FS Investment Corporation II, FS Investment Corporation III, FS Energy and Power Fund and any future BDCs that are advised by FSEP II Advisor or its affiliated investment advisers, or collectively, the Company's co-investment affiliates. The Company believes this relief may not only enhance its ability to further its investment objectives and strategy, but may also increase favorable investment opportunities for the Company, in part by allowing it to participate in larger investments, together with the co-investment affiliates, than would be available to the Company if such relief had not been obtained. Because the Company does not have exemptive relief to engage in co-investment transactions with

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

GSO and its affiliates, the Company will be permitted to co-invest with GSO and its affiliates only in accordance with existing regulatory guidance.

Expense Reimbursement

        Pursuant to an expense support and conditional reimbursement agreement, dated as of July 31, 2014, by and between Franklin Square Holdings and the Company, or the expense reimbursement agreement, Franklin Square Holdings has agreed to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company's distributions to shareholders will be paid from offering proceeds or borrowings.

        However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company's distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company quarterly for expenses in an amount equal to the difference between the Company's cumulative distributions paid to its shareholders in each quarter, less the sum of the Company's net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

        Pursuant to the expense reimbursement agreement, the Company has a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under this arrangement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company's net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the ordinary cash distributions paid by the Company to shareholders; provided, however, that (i) the Company will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support reimbursement payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company's average net assets attributable to its common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company's average net assets attributable to its common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) will not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year); and (ii) the Company will not reimburse Franklin

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time Franklin Square Holdings made the expense support payment to which such reimbursement payment relates. "Other operating expenses" means the Company's total "operating expenses" (as defined below), excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. The expense reimbursement agreement will automatically terminate (i) if the Company terminates the investment advisory and administrative services agreement, (ii) if the Company's board of trustees makes a determination to dissolve or liquidate the Company or (iii) upon a liquidity event of the Company, including but not limited to (1) a listing of the Company's common shares on a national securities exchange, (2) the sale of all or substantially all of the Company's assets either on a complete portfolio basis or individually followed by a liquidation or (3) a merger or another transaction approved by the board of trustees in which shareholders will likely receive cash or shares of a publicly-traded company. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreement, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the conditional obligation of the Company to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by the Company's chairman, president and chief executive officer, Michael C. Forman, and the Company's vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company's expenses in future quarters.

Note 4. Share Repurchase Program

        Beginning with the first full calendar quarter following the satisfaction of the minimum offering requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase common shares on such terms as may be determined by the Company's board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of the Company's board of trustees, such repurchases would not be in the best interests of the Company's shareholders or would violate applicable law. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act. In months in which the Company repurchases common shares pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its continuous public

FS Energy and Power Fund II

Notes to Unaudited Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (continued)

offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder.

        The Company's board of trustees will also consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

  •
  the Company's investment plans and working capital requirements;

  •
  the relative economies of scale with respect to the Company's size;

  •
  the Company's history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        The Company currently intends to limit the number of common shares to be repurchased during any calendar year to the number of common shares it can repurchase with the proceeds it receives from the issuance of common shares under its distribution reinvestment plan. Because the Company's distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of the Company's common shares. At the discretion of the Company's board of trustees, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the first full calendar quarter in the year following the date that the Company satisfies the minimum offering requirement, the Company will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such common shares at a price equal to 90% of the offering price in effect on each date of repurchase. The Company's board of trustees may amend, suspend or terminate the share repurchase program at any time.

Note 5. Commitments and Contingencies

        The Company enters into contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSEP II Advisor has reviewed the Company's existing contracts and expects the risk of loss to the Company to be remote.

        The Company is not currently subject to any material legal proceedings and, to the Company's knowledge, no material legal proceedings are threatened against the Company.

        See Note 3 for a discussion of the Company's commitments to FSEP II Advisor and its affiliate (including Franklin Square Holdings) for the reimbursement of organization and offering costs funded by Franklin Square Holdings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees and Shareholders
FS Energy and Power Fund II
Philadelphia, Pennsylvania

        We have audited the accompanying balance sheet of FS Energy and Power Fund II (the "Company") as of June 30, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FS Energy and Power Fund II as of June 30, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Blue Bell, Pennsylvania
August 21, 2014

FS Energy and Power Fund II

Balance Sheet

June 30, 2014

(in thousands, except share and per share amounts)

Assets
Cash and cash equivalents	$200

Total assets	$200

Commitments and contingencies ($1,308—Note 5)
Shareholders' Equity
Common shares, $0.001 par value, unlimited shares authorized, 22,222 shares issued and outstanding	$—
Capital in excess of par value	200

Total shareholders' equity	$200

Net asset value per common share at period end	$9.00

See notes to financial statements.

FS Energy and Power Fund II

Notes to Financial Statements

(in thousands, except share and per share amounts)

Note 1. Principal Business and Organization

        FS Energy and Power Fund II, or the Company, was formed as a Delaware statutory trust under the Delaware Statutory Trust Act on February 6, 2014 and has been inactive since that date except for matters relating to its organization. The Company expects to formally commence investment operations upon raising gross offering proceeds in excess of $2,500, or the minimum offering requirement, all of which must be from sales of its common shares in its continuous public offering to persons who are not affiliated with the Company or the Company's investment adviser, FSEP II Advisor, LLC, or FSEP II Advisor. FSEP II Advisor is a private investment firm that will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended, prior to the date on which the Company commences investment operations. FSEP II Advisor is an affiliate of the Company.

        The Company intends to be an externally managed, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act, and that will elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code.

        The Company's investment objective is to generate current income and long-term capital appreciation by investing primarily in privately-held U.S. companies in the energy and power industry. The Company's investment policy is to invest, under normal circumstances, at least 80% of its total assets in securities of energy and power related, or Energy, companies. The Company considers Energy companies to be those companies that engage in the exploration, development, production, gathering, transportation, processing, storage, refining, distribution, mining, generation or marketing of natural gas, natural gas liquids, crude oil, refined products, coal or power, including those companies that provide equipment or services to companies engaged in any of the foregoing.

Note 2. Summary of Significant Accounting Policies

        Basis of Presentation:    The accompanying audited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The Company has evaluated the impact of subsequent events through the date the financial statements were issued and filed with the Securities and Exchange Commission, or the SEC.

        Use of Estimates:    The preparation of the audited financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the amounts have been rounded, and all amounts are in thousands, except share and per share amounts.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained with a high credit quality financial institution, which is a member of the Federal Deposit Insurance Corporation.

        Valuation of Portfolio Investments:    The Company intends to determine the net asset value of its investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by the Company's board of trustees. In connection with that determination, the Company expects that FSEP II Advisor will provide the Company's board of trustees with portfolio company valuations which are based on relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

        Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosure, or ASC Topic 820, issued by the Financial Accounting Standards Board clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        With respect to investments for which market quotations are not readily available, the Company intends to undertake a multi-step valuation process each quarter, as described below:

  •
  the Company's quarterly valuation process will begin with FSEP II Advisor's management team providing a preliminary valuation of each portfolio company or investment to the Company's valuation committee, which valuation may be obtained from an independent valuation firm, if applicable;

  •
  preliminary valuation conclusions will then be documented and discussed with the Company's valuation committee;

  •
  the Company's valuation committee will review the preliminary valuation and FSEP II Advisor's management team, together with its independent valuation firm, if applicable, will respond and supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

  •
  the Company's board of trustees will discuss valuations and will determine the fair value of each investment in the Company's portfolio in good faith based on various statistical and other factors, including the input and recommendation of FSEP II Advisor, the valuation committee and any third-party valuation firm, if applicable.

        Determination of fair value involves subjective judgments and estimates. Accordingly, these notes to the Company's financial statements will refer to the uncertainty with respect to the possible effect of such valuations and any change in such valuations on the Company's financial statements. In making its determination of fair value, the Company's board of trustees may use independent third-party pricing or valuation services; provided that the Company's board of trustees shall not be required to determine fair value in accordance with the valuation provided by any single source, and the Company's board of trustees shall retain the discretion to use any relevant data, including information obtained from

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

FSEP II Advisor or any independent third-party valuation or pricing service, that the Company's board of trustees deems to be reliable in determining fair value under the circumstances. Below is a description of factors that the Company's board of trustees may consider when valuing the Company's debt and equity investments.

        Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, the Company may incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that the Company's board of trustees may consider include the borrower's ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing the Company's debt investments.

        For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

        The Company's equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. The Company's board of trustees, in its analysis of fair value, may consider various factors, such as multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or the Company's actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

        The Company's board of trustees may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. The Company's board of trustees may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, and may apply discounts or premiums, where and as appropriate, due to the higher (or lower) financial risk and/or the size of portfolio companies relative to comparable firms, as well as such other factors as the Company's board of trustees, in consultation with any third-party valuation firm, if applicable, may consider relevant in assessing fair value.

        Generally, the value of the Company's equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

        If the Company receives warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. The Company's board of trustees will subsequently value these warrants or other equity securities received at fair value.

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

        The fair values of the Company's investments will be determined in good faith by the Company's board of trustees. The Company's board of trustees will be solely responsible for the valuation of the Company's portfolio investments at fair value as determined in good faith pursuant to the Company's valuation policy and consistently applied valuation process. The Company intends to value all of its Level 2 and Level 3 assets by using the midpoint of the prevailing bid and ask prices from dealers on the date of the relevant period end, which will be provided by an independent third-party pricing service and screened for validity by such service. For investments for which the third-party pricing service is unable to obtain quoted prices, the Company intends to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that the Company holds investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained (or such prices are deemed to be unreliable under the circumstances), the Company's valuation committee will utilize an independent third-party valuation service to value such investments.

        The Company will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which it purchases and sells its investments. The Company believes that these prices will be reliable indicators of fair value. The Company's valuation committee and board of trustees will review and approve the valuation determinations made with respect to these investments in a manner consistent with the Company's valuation process.

        Revenue Recognition:    Security transactions will be accounted for on the trade date. The Company will record interest income on an accrual basis to the extent that it expects to collect such amounts. The Company will record dividend income on the ex-dividend date. The Company will not accrue as a receivable interest or dividends on loans and securities if there is reason to doubt the collectability of such income. Loan origination fees, original issue discount and market discount will be capitalized and such amounts will be amortized as interest income over the respective term of the loan or security. Upon the prepayment of a loan or security, any unamortized loan origination fees and original issue discount will be recorded as interest income. Upfront structuring fees will be recorded as fee income when earned. The Company will record prepayment premiums on loans and securities as fee income when it receives such amounts.

        Net Realized Gains or Losses, Net Change in Unrealized Appreciation or Depreciation and Net Change in Unrealized Gains or Losses on Foreign Currency:    Gains or losses on the sale of investments will be calculated by using the specific identification method. The Company will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized gains or losses, when gains or losses are realized and the respective unrealized gain or loss on foreign currency for any foreign denominated investments the Company may hold. Net change in unrealized gains or losses on foreign currency will reflect the change in the value of receivables or accruals during the reporting period due to the impact of foreign currency fluctuations.

        Capital Gains Incentive Fee:    Pursuant to the terms of the investment advisory and administrative services agreement that the Company intends to enter into with FSEP II Advisor, the incentive fee on

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

capital gains will be determined and payable in arrears as of the end of each calendar year (or upon termination of such agreement). Such fee will equal 20.0% of the Company's incentive fee capital gains (i.e., the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, net of all realized capital losses and unrealized capital depreciation on a cumulative basis), less the aggregate amount of any previously paid capital gains incentive fees. On a quarterly basis, the Company will accrue for the capital gains incentive fee by calculating such fee as if it were due and payable as of the end of such period.

        While the Company expects that the investment advisory and administrative services agreement will neither include nor contemplate the inclusion of unrealized gains in the calculation of the capital gains incentive fee, pursuant to an interpretation of an American Institute of Certified Public Accountants Technical Practice Aid for investment companies, the Company will include unrealized gains in the calculation of the capital gains incentive fee expense and related accrued capital gains incentive fee. This accrual will reflect the incentive fees that would be payable to FSEP II Advisor if the Company's entire portfolio were liquidated at its fair value as of the balance sheet date even though FSEP II Advisor will not be entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

        Organization Costs:    Organization costs include, among other things, the cost of organizing as a Delaware statutory trust, including the cost of legal services and other fees pertaining to the Company's organization. These costs will be expensed as the Company raises proceeds in its continuous public offering as described below. For the period from February 6, 2014 (Inception) to June 30, 2014, organization costs of $115 were incurred and paid on behalf of the Company by Franklin Square Holdings, L.P., or Franklin Square Holdings, an affiliate of FSEP II Advisor (see Note 3).

        Offering Costs:    Offering costs include, among other things, legal fees and other costs pertaining to the preparation of the Company's Registration Statement on Form N-2 relating to the continuous public offering of its common shares. The Company will charge offering costs against capital in excess of par value as the Company raises proceeds in its continuous public offering as described below. During the period from February 6, 2014 (Inception) to June 30, 2014, offering costs of $1,193 were incurred and paid on behalf of the Company by Franklin Square Holdings (see Note 3).

        Under the terms of the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSEP II Advisor will be entitled to receive 1.5% of gross proceeds raised in the Company's continuous public offering until all offering costs and organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) have been recovered.

        Income Taxes:    The Company intends to elect to be treated for federal income tax purposes, and intends to qualify annually thereafter, as a RIC under Subchapter M of the Code. To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements and distribute to its shareholders, each year, at least 90% of its "investment company taxable income," which is generally the Company's net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. As a RIC, the Company will not have to pay corporate-level federal income taxes on any ordinary income or capital gains that it distributes as dividends to its shareholders. The Company intends to make

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 2. Summary of Significant Accounting Policies (continued)

distributions in an amount sufficient to qualify for and maintain its RIC status each year and to not pay any federal income taxes on income so distributed. The Company will also be subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income, 98.2% of any capital gain net income, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

        Uncertainty in Income Taxes:    The Company will evaluate its tax positions to determine if the tax positions taken meet the minimum recognition threshold in connection with accounting for uncertainties in income tax positions taken or expected to be taken for the purposes of measuring and recognizing tax benefits or liabilities in the financial statements. Recognition of a tax benefit or liability with respect to an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company will recognize interest and penalties, if any, related to unrecognized tax liabilities as income tax expense in the Company's statements of operations. During the period from February 6, 2014 (Inception) to June 30, 2014, the Company did not incur any interest or penalties.

        Distributions:    Distributions to the Company's shareholders will be recorded as of the record date. Subject to the discretion of the Company's board of trustees and applicable legal restrictions, during the offering period, the Company intends to authorize and declare ordinary cash distributions on either a weekly, semi-monthly or monthly basis and pay such distributions on either a monthly or quarterly basis. Net realized capital gains, if any, will be distributed or deemed distributed at least annually.

Note 3. Related Party Transactions

  Compensation of the Investment Adviser and its Affiliates

        The Company intends to enter into an investment advisory and administrative services agreement with FSEP II Advisor. Payments for investment advisory services under such investment advisory and administrative services agreement in future periods will be equal to (a) an annual base management fee of 2.0% of the Company's average weekly gross assets and (b) an incentive fee based on the Company's performance. The Company will commence accruing fees under the investment advisory and administrative services agreement upon commencement of the Company's investment operations after it meets the minimum offering requirement.

        The incentive fee will consist of two parts. The first part, which is referred to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears, will equal 20.0% of the Company's "pre-incentive fee net investment income" for the immediately preceding quarter and will be subject to a hurdle rate, expressed as a rate of return on adjusted capital, as defined in the Company's investment advisory and administrative services agreement, equal to 1.625% per quarter, or an annualized hurdle rate of 6.5%. As a result, FSEP II Advisor will not earn this incentive fee for any quarter until the Company's pre-incentive fee net investment income for such quarter exceeds the hurdle rate of 1.625%. Once the Company's pre-incentive fee net investment income in any quarter exceeds the hurdle rate, FSEP II Advisor will be entitled to a "catch-up" fee equal to the amount of the pre-incentive fee net investment income in excess of the hurdle rate, until the Company's pre-incentive fee net investment income for such quarter equals 2.031% of adjusted capital, or 8.125% annually. This "catch-up" feature allows FSEP II Advisor to recoup the fees foregone as a result of the

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

existence of the hurdle rate. Thereafter, FSEP II Advisor will be entitled to receive 20.0% of the Company's pre-incentive fee net investment income.

        The second part of the incentive fee, which is referred to as the incentive fee on capital gains, will be determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and administrative services agreement). This fee will equal 20.0% of the Company's incentive fee capital gains, which will equal the Company's realized capital gains on a cumulative basis from inception, calculated as of the end of the applicable period, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. The Company will accrue for the capital gains incentive fee, which, if earned, will be paid annually. The Company will accrue for the capital gains incentive fee based on net realized and unrealized gains; however, under the terms of the investment advisory and administrative services agreement that the Company intends to enter into with FSEP II Advisor, the fee payable to FSEP II Advisor will be based on realized gains and no such fee will be payable with respect to unrealized gains unless and until such gains are actually realized.

        The Company will also reimburse FSEP II Advisor for expenses necessary to perform services related to the Company's administration and operations. The amount of this reimbursement is set at the lesser of (1) FSEP II Advisor's actual costs incurred in providing such services and (2) the amount that the Company estimates it would be required to pay alternative service providers for comparable services in the same geographic location. FSEP II Advisor will be required to allocate the cost of such services to the Company based on factors such as assets, revenues, time allocations and/or other reasonable metrics. The Company's board of trustees will then assess the reasonableness of such reimbursements based on the breadth, depth and quality of such services as compared to the estimated cost to the Company of obtaining similar services from third-party service providers known to be available. In addition, the Company's board of trustees will consider whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, the Company's board of trustees will compare the total amount paid to FSEP II Advisor for such services as a percentage of the Company's net assets to the same ratio as reported by other comparable business development companies.

        Franklin Square Holdings, an affiliate of FSEP II Advisor, has funded the Company's offering and organization costs in the amount of $1,308 for the period from February 6, 2014 (Inception) to June 30, 2014.

        Under the investment advisory and administrative services agreement to be entered into between the Company and FSEP II Advisor, there will be no liability on the Company's part for the offering or organization costs funded by FSEP II Advisor or its affiliates (including Franklin Square Holdings) until the investment advisory and administrative services agreement is effective and the Company has satisfied the minimum offering requirement. At such time, FSEP II Advisor will be entitled to receive 1.5% of the gross proceeds raised in the Company's continuous public offering until all offering or organization costs incurred have been recovered. The minimum reimbursement to FSEP II Advisor for such fees is expected to be $37.5, assuming the minimum offering requirement is satisfied.

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

  Capital Contributions by FSEP II Advisor

        In April 2014, pursuant to a private placement, Michael C. Forman and David J. Adelman, the co-founders of Franklin Square Holdings, contributed an aggregate of $200, which was used in its entirety to purchase approximately 22,222 common shares at $9.00 per share, which represents the initial public offering price of $10.00 per share, net of selling commissions and dealer manager fees. Messrs. Forman and Adelman will not tender these common shares for repurchase as long as FSEP II Advisor remains the Company's investment adviser.

  Expense Reimbursement

        Pursuant to an expense support and conditional reimbursement agreement that the Company expects to enter into with Franklin Square Holdings, or the expense reimbursement agreement, Franklin Square Holdings will agree to reimburse the Company for expenses in an amount that is sufficient to ensure that no portion of the Company's distributions to shareholders will be paid from offering proceeds or borrowings.

        However, because certain investments the Company may make, including preferred and common equity investments, may generate dividends and other distributions to the Company that are treated for tax purposes as a return of capital, a portion of the Company's distributions to shareholders may also be deemed to constitute a return of capital for tax purposes to the extent that the Company may use such dividends or other distribution proceeds to fund its distributions to shareholders. Under those circumstances, Franklin Square Holdings will not reimburse the Company for the portion of such distributions to shareholders that represent a return of capital for tax purposes, as the purpose of the expense reimbursement arrangement is not to prevent tax-advantaged distributions to shareholders.

        Under the expense reimbursement agreement, Franklin Square Holdings will reimburse the Company quarterly for expenses in an amount equal to the difference between the Company's cumulative distributions paid to its shareholders in each quarter, less the sum of the Company's net investment company taxable income, net capital gains and dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent such amounts are not included in net investment company taxable income or net capital gains) in each quarter.

        Pursuant to the expense reimbursement agreement, the Company will have a conditional obligation to reimburse Franklin Square Holdings for any amounts funded by Franklin Square Holdings under this arrangement if (and only to the extent that), during any fiscal quarter occurring within three years of the date on which Franklin Square Holdings funded such amount, the sum of the Company's net investment company taxable income, net capital gains and the amount of any dividends and other distributions paid to the Company on account of preferred and common equity investments in portfolio companies (to the extent not included in net investment company taxable income or net capital gains) exceeds the ordinary cash distributions paid by the Company to shareholders; provided, however, that (i) the Company will only reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings to the extent that the payment of such reimbursement (together with any other reimbursement paid during such fiscal year) does not cause "other operating expenses" (as defined below) (on an annualized basis and net of any expense support reimbursement payments received by the Company during such fiscal year) to exceed the lesser of (A) 1.75% of the Company's

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 3. Related Party Transactions (continued)

average net assets attributable to its common shares for the fiscal year-to-date period after taking such payments into account and (B) the percentage of the Company's average net assets attributable to its common shares represented by "other operating expenses" during the fiscal year in which such expense support payment from Franklin Square Holdings was made (provided, however, that this clause (B) will not apply to any reimbursement payment which relates to an expense support payment from Franklin Square Holdings made during the same fiscal year); and (ii) the Company will not reimburse Franklin Square Holdings for expense support payments made by Franklin Square Holdings if the annualized rate of regular cash distributions declared by the Company at the time of such reimbursement payment is less than the annualized rate of regular cash distributions declared by the Company at the time Franklin Square Holdings made the expense support payment to which such reimbursement relates. "Other operating expenses" means the Company's total "operating expenses" (as defined below), excluding base management fees, incentive fees, organization and offering expenses, financing fees and costs, interest expense, brokerage commissions and extraordinary expenses. "Operating expenses" means all operating costs and expenses incurred, as determined in accordance with GAAP for investment companies.

        The Company or Franklin Square Holdings may terminate the expense reimbursement agreement at any time. Franklin Square Holdings has indicated that it expects to continue such reimbursements until it deems that the Company has achieved economies of scale sufficient to ensure that it bears a reasonable level of expenses in relation to its income.

        The specific amount of expenses reimbursed by Franklin Square Holdings pursuant to the expense reimbursement agreement, if any, will be determined at the end of each quarter. Upon termination of the expense reimbursement agreement by Franklin Square Holdings, Franklin Square Holdings will be required to fund any amounts accrued thereunder as of the date of termination. Similarly, the conditional obligation of the Company to reimburse Franklin Square Holdings pursuant to the terms of the expense reimbursement agreement shall survive the termination of such agreement by either party.

        Franklin Square Holdings is controlled by the Company's chairman, president and chief executive officer, Michael C. Forman, and the Company's vice-chairman, David J. Adelman. There can be no assurance that the expense reimbursement agreement will remain in effect or that Franklin Square Holdings will reimburse any portion of the Company's expenses in future quarters.

Note 4. Share Repurchase Program

        Beginning with the first full calendar quarter following the satisfaction of the minimum offering requirement, and on a quarterly basis thereafter, the Company intends to offer to repurchase common shares on such terms as may be determined by the Company's board of trustees in its complete and absolute discretion unless, in the judgment of the independent trustees of the Company's board of trustees, such repurchases would not be in the best interests of the Company's shareholders or would violate applicable law. The Company will conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, and the 1940 Act. In months in which the Company repurchases common shares pursuant to its share repurchase program, it expects to conduct repurchases on the same date that it holds its first weekly closing in such month for the sale of common shares in its continuous public offering. Any offer to repurchase common shares will be conducted solely through tender offer materials mailed to each shareholder.

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 4. Share Repurchase Program (continued)

        The Company's board of trustees will also consider the following factors, among others, in making its determination regarding whether to cause the Company to offer to repurchase common shares and under what terms:

  •
  the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

  •
  the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

  •
  the Company's investment plans and working capital requirements;

  •
  the relative economies of scale with respect to the Company's size;

  •
  the Company's history in repurchasing common shares or portions thereof; and

  •
  the condition of the securities markets.

        The Company currently intends to limit the number of common shares to be repurchased during any calendar year to the number of common shares it can repurchase with the proceeds it receives from the issuance of common shares under its distribution reinvestment plan. Because the Company's distribution reinvestment plan is structured as an "opt in" program that requires shareholders to affirmatively elect to have their cash distributions reinvested in additional common shares, such requirement may contribute to the illiquidity of the Company's common shares. At the discretion of the Company's board of trustees, the Company may also use cash on hand, cash available from borrowings and cash from the liquidation of securities investments as of the end of the applicable period to repurchase common shares. In addition, beginning with the calendar quarter ended March 31, 2015, the Company will limit the number of common shares to be repurchased in any calendar year to 10% of the weighted average number of common shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of common shares that the Company offers to repurchase may be less in light of the limitations noted above. The Company intends to offer to repurchase such common shares at a price equal to 90% of the offering price in effect on each date of repurchase. The Company's board of trustees may amend, suspend or terminate the share repurchase program at any time.

Note 5. Commitments and Contingencies

        The Company enters into contracts that contain a variety of indemnification provisions. The Company's maximum exposure under these arrangements is unknown; however, the Company has not had prior claims or losses pursuant to these contracts. Management of FSEP II Advisor has reviewed the Company's existing contracts and expects the risk of loss to the Company to be remote.

        The Company is not currently subject to any material legal proceedings and, to the Company's knowledge, no material legal proceedings are threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Company's rights under contracts with its portfolio companies. While the outcome of any legal proceedings cannot be predicted with certainty, the Company does not expect that any such proceedings will have a material adverse effect upon its financial condition.

FS Energy and Power Fund II

Notes to Financial Statements (continued)

(in thousands, except share and per share amounts)

Note 5. Commitments and Contingencies (continued)

        See Note 3 for a discussion of the Company's commitments to FSEP II Advisor and its affiliates (including Franklin Square Holdings) for the reimbursement of organization and offering costs funded by Franklin Square Holdings.

Note 6. Subsequent Events

        On July 31, 2014, the Company entered into an investment advisory and administrative services agreement with FSEP II Advisor. The fees, reimbursement requirements and other terms and conditions of the investment advisory and administrative services agreement are described in Note 3 above. As of July 31, 2014, no services have been performed by FSEP II Advisor under the investment advisory and administrative services agreement, and no fees or reimbursements have been earned or paid to date. The investment advisory and administrative services agreement will not become effective unless and until the minimum offering requirement is satisfied. The Company has no liability to reimburse FSEP II Advisor or any of its affiliates for any offering or organization costs funded by FSEP II Advisor or any of its affiliates unless and until the investment advisory and administrative services agreement becomes effective.

        On July 31, 2014, the Company entered into a dealer manager agreement with FSEP II Advisor and FS2 Capital Partners, LLC, an affiliate of FSEP II Advisor. Pursuant to the dealer manager agreement, FS2 Capital Partners, LLC will be the dealer manager for the Company's public offering of its common shares.

APPENDIX 1

        The following is a schedule of financial highlights of FS Energy and Power Fund for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011. Dollar amounts are in thousands, except for per share data.

	Nine Months Ended September 30, 2014 (Unaudited)
		Year Ended December 31,
		2013	2012	2011
Per Share Data:(1)(2)
Net asset value, beginning of period	$9.66	$9.34	$8.74	$8.91
Results of operations(3)
Net investment income (loss)	0.53	0.58	0.33	0.16
Net realized and unrealized appreciation (depreciation) on investments and total return swap and gain/loss on foreign currency	(0.03)	0.36	1.05	0.07

Net increase (decrease) in net assets resulting from operations	0.50	0.94	1.38	0.23

Shareholder distributions(4)
Distributions from net investment income	(0.46)	(0.65)	(0.49)	(0.27)
Distributions from net realized gain on investments	(0.05)	(0.01)	(0.10)	(0.01)
Distributions representing tax return of capital	—	—	(0.04)	—

Net decrease in net assets resulting from shareholder distributions	(0.51)	(0.66)	(0.63)	(0.28)

Capital share transactions
Issuance of common shares(5)	0.06	0.09	0.02	0.10
Repurchases of common shares(6)	—	—	—	—
Offering costs(3)	(0.02)	(0.05)	(0.12)	(0.39)
Payments to investment adviser for offering and organization costs(3)	—	—	(0.07)	(0.26)
Capital contributions of investment adviser(3)	—	—	0.02	0.43

Net increase (decrease) in net assets resulting from capital share transactions	0.04	0.04	(0.15)	(0.12)

Net asset value, end of period	$9.69	$9.66	$9.34	$8.74

Shares outstanding, end of period	267,828,475	173,532,259	64,524,909	7,746,643

Total return(7)	5.59%	10.49%	14.07%	1.23%

Ratio/Supplemental Data:
Net assets, end of period	$2,594,286	$1,676,237	$602,889	$67,685

Ratio of net investment income to average net assets(8)	5.43%	6.04%	3.64%	1.83%

Ratio of total expenses to average net assets(8)	3.95%	5.89%	7.09%	4.11%
Ratio of expenses reimbursed by sponsor to average net assets(8)	—	—	(0.51)%	(2.03)%
Ratio of expense recoupment payable to sponsor to average net assets(8)	—	—	0.51%	—

Ratio of net expenses to average net assets(8)	3.95%	5.89%	7.09%	2.08%

Portfolio turnover(9)	26.44%	53.26%	75.24%	12.77%

(1)
Per share data may be rounded in order to recompute the ending net asset value per share.

X-1

(2)
The share information utilized to determine per share data for the years ended December 31, 2012 and 2011 has been retroactively adjusted to reflect the share distribution.

(3)
The per share data was derived by using the weighted average shares outstanding during the applicable period.

(4)
The per share data for distributions reflects the actual amount of distributions paid per share (as adjusted for share distributions) during the applicable period.

(5)
The issuance of common shares on a per share basis reflects the incremental net asset value changes as a result of the issuance of common shares in FS Energy and Power Fund's continuous public offering and pursuant to its distribution reinvestment plan. The issuance of common shares at an offering price, net of sales commissions and dealer manager fees, that is greater than the net asset value per share results in an increase in net asset value per share.

(6)
The per share impact of FS Energy and Power Fund's repurchases of common shares is a reduction to net asset value of less than $0.01 per share during the period.

(7)
The total return for each period presented was calculated by taking the net asset value per share as of the end of the applicable period, adding the cash distributions per share which were declared during the applicable period and dividing the total by the net asset value per share at the beginning of the applicable period. The 2011 total return is based on an initial investment at $8.91 per share, which represents the initial offering price per share, net of sales commissions and dealer manager fees, after taking into account the share distribution to shareholders. The total return does not consider the effect of the sales load from the sale of FS Energy and Power Fund's common shares. The total return includes the effect of the issuance of common shares at a net offering price that is greater than net asset value per share, which causes an increase in net asset value per share. The historical calculation of total return in the table should not be considered a representation of its future total return, which may be greater or less than the return shown in the table due to a number of factors, including its ability or inability to make investments in companies that meet its investment criteria, the interest rate payable on the debt securities it acquires, the level of its expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which it encounters competition in its markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods. The total return calculations set forth above represent the total return on FS Energy and Power Fund's investment portfolio during the applicable period and are calculated in accordance with GAAP. These return figures do not represent an actual return to shareholders.

(8)
Weighted average net assets during the nine months ended September 30, 2014 and during the years ended December 31, 2013 and 2012 and the period from July 18, 2011 (commencement of operations) through December 31, 2011 are used for this calculation. Ratios for the period from July 18, 2011 (commencement of operations) through December 31, 2011 are not annualized. The following is a schedule of supplemental ratios for the nine months ended September 30, 2014 and the years ended December 31, 2013, 2012 and 2011:

	Nine Months Ended September 30, 2014 (Unaudited)
		Year Ended December 31,
		2013	2012	2011
Ratio of accrued capital gains incentive fees to average net assets	(0.07)%	0.75%	2.30%	0.19%
Ratio of subordinated income incentive fees to average net assets	0.93%	0.69%	—	—
Ratio of interest expense to average net assets	0.62%	0.84%	0.77%	0.79%
Ratio of income and excise taxes to average net assets	0.01%	0.07%	—	—
(9)
Portfolio turnover for the nine months ended September 30, 2014 is not annualized.

X-2

A – 1 Subscription Agreement [FS Energy and Power Fund II—A] The undersigned hereby tenders this subscription and applies for the purchase of the dollar amount of common shares of beneficial interest (the “Shares”) of [FS Energy and Power Fund II—A], a Delaware statutory trust (sometimes referred to herein as the “Company”), set forth below. [FS Energy and Power Fund II– A] 1. Investment (Mark initial or additional investment) Subscription Amount $Initial Investment ($5,000 minimum) Additional Investment ($500 minimum) 2. Investment Type (Select only one — Mark the appropriate box under brokerage or advisory) Brokerage Advisory** Public Offering Price Net of Commission* Wrap Account RIA *B y a registered representative on his or her own behalf **Advisory options determined by agreement on file with FS2 Capital Partners, LLC 3. Ownership (Select only one) + Please fill out part A of the Investor Information section (section 4) SINGLE OWNER+ MULTIPLE OWNERS+ MINOR ACCOUNT+ Individual* Community Property UGMA: State of To make a transfer on death (“TOD”) designation, attach a completed TOD form Tenants in Common UTMA: State of Joint Tenants with Rights of Survivorship* To make a TOD designation, attach a completed TOD form OTHER ACCOUNT# # Please fill out part B of the Investor Information section (section 4) Qualified Pension Profit-Sharing Plan Estate Other + Corporation Partnership Trust * You can obtain a TOD form by visiting www.fsenergyandpowerfundii.com. Please attach the pages of the trust or plan document (or corporate resolution) which list the names of the trust or plan, trustees, signatures and date. The FS Trustee Certification of Investment Powers Form for Trust Accounts may be completed in lieu of providing trust documents. You can obtain this form by visiting www.fsenergyandpowerfundii.com. QUALIFIED PLAN ACCOUNT+ Traditional IRA Roth IRA Rollover IRA SIMPLE IRA SEP KEOGH Other CUSTODIAL ARRANGEMENT (Please select custodian) Name of Custodian Custodian Phone # Mailing Address (street) (city/state) (zip) To be completed by custodian above Custodian Authorization: Custodian Tax ID # Custodian Account # 4. Investor Information (Please print) Individual Owner/Beneficial Owner (first, middle, last) SSN Date of Birth (mm/dd/yyyy) Joint Owner/Beneficial Owner (first, middle, last) SSN Date of Birth (mm/dd/yyyy) Mailing Address (You must include a permanent street address even if your mailing address is a P.O. Box) (city/state) (zip) Street Address (Leave blank if your street address and mailing address are the same) (city/state) (zip) Phone # E-mail Address Country of Citizenship In lieu of receiving documents by mail, you can enroll in the Franklin Square Paperless Green Program. Please visit www.fsenergyandpowerfundii.com, and click the “Investor Log-In” button. Follow this link to the E-Consent and fill out the required account information. A

[FS Energy and Power Fund II—A] | Subscription Agreement A – 2 4. Investor Information (continued) Trust/Corp/Partnership/Other SSN/Tax ID # Date of Trust (mm/dd/yyyy) Mailing Address (You must include a permanent street address even if your mailing address is a P.O. Box) (city/state) (zip) Street Address (Leave blank if your street address and mailing address are the same) (city/state) (zip) Trustee(s) SSN/Tax ID # If Corporation: C Corp S Corp Officer(s), General Partner or Authorized Person(s) B 5. Distributions (Custodial accounts may not direct distributions without the custodian’s approval) If this election is not completed, the Company will default to sending the investor’s cash distributions out by check to his or her address of record provided in section 4 or to the custodian indicated in section 3, as applicable. I hereby elect the distribution option indicated below: I choose to participate in the Company’s Distribution Reinvestment Plan.* I choose to have distributions deposited in a checking, savings or brokerage account. (Complete information below.) I choose to have distributions sent to the address in section 4. (Or section 3 for custodial or brokerage accounts. Cash distributions for custodial and brokerage accounts will be sent to the custodian of record.) I choose to have distributions mailed to me at the following address: * The Company requests that each investor who elects to have his or her distributions reinvested pursuant to the Company’s Distribution Reinvestment Plan notify the Company and the broker dealer named in this Subscription Agreement in writing at any time there is a material change in his or her financial condition, including failure to meet the minimum income and net worth standards as imposed by the state in which he or she resides and as set forth in Section 6 below. I authorize the Company or its agent to deposit my distribution to the account indicated below. This authority will remain in force until I notify the Company in writing to cancel it. In the event that the Company deposits funds erroneously into my account, the Company is authorized to debit my account for the amount of the erroneous deposit. I also hereby acknowledge that funds and/or Shares in my account may be subject to applicable abandoned property, escheat or similar laws and may be transferred to the appropriate governmental authority in accordance with such laws, including as a result of account inactivity for the period of time specified in such laws or otherwise. None of the Company, its affiliates, its agents or any other person shall be liable for any property delivered in good faith to a governmental authority pursuant to applicable abandoned property, escheat or similar laws. I acknowledge that distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. Name of Financial Institution Account Type Mailing Address (street) (city/state) (zip) ABA Routing Number (if applicable) Account Number 6. Investor Representations (Initials required for letters a–d and any state suitability requirement that may apply) Please carefully read and separately initial each of the representations below. In the case of joint investors, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person power of attorney to make such representations on your behalf. In order to induce [FS Energy and Power Fund II—A] to accept this subscription, I (we) hereby represent and warrant that: Owner (initials) Joint Owner (initials) a) I (we) have received a Prospectus for [FS Energy and Power Fund II—A] relating to the Shares for which I am (we are) subscribing, wherein the terms and conditions of the offering are described, and I (we) agree to be bound by the terms and conditions therein. b) I (we) certify that I (we) have either (1) a net worth (not including home, furnishings and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, and (2) a net worth (not including home, furnishings and personal automobiles) of at least $250,000, or that I (we) meet the higher suitability requirements imposed by my (our) state of primary residence as set forth in the Prospectus for [FS Energy and Power Fund II—A] relating to the Shares under “Suitability Standards.” c) I am (we are) purchasing Shares for my (our) own account. d) I (we) acknowledge that the Shares are not liquid, there is no public market for the Shares, and I (we) may not be able to sell the Shares. e) If I am (we are) a resident of Idaho, I (we) certify that I (we) have either a liquid net worth of at least $85,000 and an annual gross income of at least $85,000 or a liquid net worth of at least $300,000, and that my (our) total investment in [FS Energy and Power Fund II—A] does not exceed 10% of my (our) liquid net worth (liquid net worth shall include only cash plus cash equivalents, which are assets that may be convertible to cash within one year). f) If I am (we are) a resident of Iowa, I (we) certify that my (our) investment in [FS Energy and Power Fund II—A] and other non-traded business development companies does not exceed 10% of my (our) net worth. g) If I am (we are) a resident of Kansas, I (we) acknowledge that it is recommended by the Office of the Securities Commissioner of Kansas that I (we) do not invest, in the aggregate, more than 10% of my (our) liquid net worth in [FS Energy and Power Fund II—A] and other non-traded business development companies. Liquid net worth is that portion of my (our) net worth that consists of cash, cash equivalents and readily marketable securities. h) If I am (we are) a resident of Kentucky, I (we) certify that I (we) have either a minimum gross annual income of $85,000 and a minimum net worth of $85,000 (as defined in the NASAA Omnibus Guidelines), or a minimum net worth alone of $300,000, and that my (our) total investment in [FS Energy and Power Fund II—A] does not exceed 10% of my (our) liquid net worth. i) If I am (we are) a resident of Maine, I (we) acknowledge that the Maine Office of Securities recommends that my (our) aggregate investment in [FS Energy and Power Fund II—A] and similar non-traded business development companies not exceed 10% of my (our) liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

[FS Energy and Power Fund II—A] | Subscription Agreement 6. Investor Representations (continued) Owner (initials) Joint Owner (initials) j) If I am (we are) a resident of Massachusetts, I (we) should not invest, in the aggregate, more than 10% of my (our) liquid net worth in [FS Energy and Power Fund II—A]’s shares and in other non-traded direct participation programs. Liquid net worth shall be defined as that portion of an investor’s net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities. k) If I am (we are) a resident of New Mexico, I (we) certify that my (our) investment in [FS Energy and Power Fund II—A] and other non-traded business development companies does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of my (our) net worth that is comprised of cash and cash equivalents and readily marketable securities. l) If I am (we are) a resident of North Dakota, I (we) certify that I (we) have a net worth at least ten (10) times my (our) investment in [FS Energy and Power Fund II—A]. m) If I am (we are) a resident of Ohio, I (we) certify that my (our) investment in [FS Energy and Power Fund II—A]’s common shares, in [FS Energy and Power Fund II—A]’s affiliates and other non-traded business development companies does not exceed 10% of my (our) liquid net worth. Liquid net worth is that portion of an investor’s net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities. n) If I am (we are) a resident of Oregon, I (we) certify that my (our) investment in this offering of [FS Energy and Power Fund II—A] does not exceed 10% of my (our) liquid net worth. o) If I am (we are) a resident of Tennessee, I (we) certify that my (our) investment in [FS Energy and Power Fund II—A] does not exceed 10% of my (our) liquid net worth (exclusive of home, home furnishings and automobiles). 7. Important Information (Rights, Certifications, Authorizations — BOTH SIGNATURES REQUIRED) Substitute IRS Form W-9 Certification: I (we) declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by the Company in connection with my (our) investment in the Company. Under penalties of perjury, each investor signing below certifies that (1) the number shown in the Investor Social Security Number/Taxpayer Identification Number field in section 4 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a non-resident alien). NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. By signing below, you hereby acknowledge receipt of the Prospectus of the Company relating to the Shares for which you have subscribed, as supplemented and amended through the date hereof (as so supplemented and amended, the “Prospectus”), not less than five (5) business days prior to the signing of this Subscription Agreement. The Prospectus is available at www.sec.gov. You are encouraged to read the Prospectus carefully before making any investment decisions. You agree that if this subscription is accepted, it will be held, together with the accompanying payment, on the terms described in the Prospectus. You agree that subscriptions may be rejected in whole or in part by the Company at its sole and absolute discretion. You understand that you will receive a confirmation of your purchase, subject to acceptance by the Company, within fifteen (15) days from the date your subscription is received and accepted, and that the sale of Shares pursuant to this Subscription Agreement will not be effective until at least five (5) business days after the date you have received a final Prospectus. By signing below, you also acknowledge that you have been advised that the assignability and transferability of the Shares is restricted and governed by the terms of the Prospectus; there are risks associated with an investment in the Shares and you should rely only on the information contained in the Prospectus and not on any other information or representations from other sources; and you should not invest in the Shares unless you have an adequate means of providing for your current needs and personal contingencies and have no need for liquidity in this investment. The Company is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and Social Security/taxpayer identification number. The Company may also ask to see other identifying documents. If you do not provide the information, the Company may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. You further agree that the Company may discuss your personal information and your investment in the Shares at any time with your then current financial advisor. If the Company is unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, the Company reserves the right to take action as the Company deems appropriate, which may include closing your account. By signing below, you also acknowledge that: • An investment in the Shares is not suitable for you if you might need access to the money you invest in the foreseeable future. • You may not have access to the money you invest for an indefinite period of time. • You should not expect to be able to sell your Shares regardless of how the Company performs. • If you are unable to sell your Shares, you will be unable to reduce your exposure on any market downturn. • The Company does not intend to list the Shares on any securities exchange during or for what may be a significant time after the offering period, and the Company does not expect a secondary market in the Shares to develop. • If you are able to sell your Shares before they are listed on an exchange, it is likely that you will receive less than you paid for them. • The Company intends to implement a share repurchase program, but only a limited number of Shares will be eligible for repurchase. In addition, any such repurchases will be at a 10% discount to the offering price in effect on the date of repurchase. • The Company’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses. • The Company’s distributions may also be funded in significant part from the reimbursement of certain expenses, including through the waiver of certain investment advisory fees, that will be subject to repayment to the Company’s affiliate, Franklin Square Holdings, L.P., or Franklin Square Holdings. Significant portions of these distributions may not be based on the Company’s investment performance and such waivers and reimbursements by Franklin Square Holdings may not continue in the future. If Franklin Square Holdings does not agree to reimburse certain of the Company’s expenses, including through the waiver of certain of its advisory fees, significant portions of these distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to Franklin Square Holdings will reduce the future distributions to which you would otherwise be entitled. The IRS does not require your consent to any provision of this Subscription Agreement other than the certifications required to avoid backup withholding. Joint Owner or Authorized Person Signature Owner or Authorized Person Signature Date (mm/dd/yyyy) Date (mm/dd/yyyy)

[FS Energy and Power Fund II—A] | Subscription Agreement 8. Financial Advisor / Investor Representative The undersigned confirm on behalf of the Broker Dealer, Financial Institution or Registered Investment Adviser that they (i) are registered and/or properly licensed in the state in which the sale of the Shares to the investor executing this Subscription Agreement has been made and that the offering of the Shares is registered for sale in such state; (ii) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (iii) have discussed such investor’s prospective purchase of Shares with such investor; (iv) have advised such investor of all pertinent facts with regard to the fundamental risks of the investment, including the lack of liquidity and marketability of the Shares; (v) have delivered a current Prospectus and related supplements, if any, to such investor; (vi) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vii) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that the undersigned will obtain and retain records relating to such investor’s suitability for a period of six years, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and that such investor has an understanding of the fundamental risks of the investment, the background and qualifications of the persons managing the Company and the tax consequences of purchasing and owning Shares; and (viii) in the case of a Registered Investment Adviser, that the purchase of Shares is in the best interests of the investor. The undersigned Financial Advisor / Investor Representative or Registered Investment Adviser further represents and certifies that in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing Anti-Money Laundering Program and Customer Identification Program. Broker Dealer / Financial Institution Name (first, middle, last) Financial Advisor / Investor Representative Name (first, middle, last) Mailing Address (street) (city/state) (zip) Advisor Number Branch Number Phone E-mail Address Fax Financial Advisor / Investor Representative Signature Principal Signature (if applicable) Date (mm/dd/yyyy) Date (mm/dd/yyyy) 9. Investment Instructions By Wire Transfer UMB Bank, N.A., ABA Routing #101000695, [FS Energy and Power Fund II—A] Beneficial Owner(s) (include in memo field) Custodial Accounts Forward Subscription Agreement to the custodian By Mail (Checks should be made payable to “FSEP II”) [FS Energy and Power Fund II—A] c/o DST Systems Inc. (877) 628-8575 Regular Mail P.O. Box 219095 Kansas City, MO 64121-9095 Express/Overnight Delivery 430 W. 7th Street Kansas City, MO 64105 SA-EP2 2/27/2015

        You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Up to 300,000,000

Common Shares

[FS ENERGY AND POWER FUND II—A]

PROSPECTUS

[            ], 2015

PART C—
OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

        (1) Financial Statements

        The following financial statements of [FS Energy and Power Fund II—A] (the "Registrant", the "Company", "we", "us", or "our") are included in Part A of this Registration Statement:

        (2) Exhibits

(a)(1)	Certificate of Trust of the Registrant. (Incorporated by reference to Exhibit (a)(1) filed with the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on April 11, 2014.)
(a)(2)	Amended and Restated Declaration of Trust of the Registrant. (Incorporated by reference to Exhibit (a)(3) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(b)	Bylaws of the Registrant. (Incorporated by reference to Exhibit (b) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(d)	Form of Subscription Agreement. (Included in the Prospectus as Appendix A and incorporated herein by reference.)
(e)	Distribution Reinvestment Plan of the Registrant. (Incorporated by reference to Exhibit (e) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(g)(1)	Investment Advisory and Administrative Services Agreement, by and between the Registrant and FSEP II Advisor, LLC. (Incorporated by reference to Exhibit (g)(1) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(g)(2)	Form of Investment Sub-advisory Agreement, by and between FSEP II Advisor, LLC and GSO Capital Partners LP. (Incorporated by reference to Exhibit (g)(2) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(h)(1)	Dealer Manager Agreement, by and between the Registrant and FS2 Capital Partners, LLC. (Incorporated by reference to Exhibit (h)(1) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(h)(2)	Form of Selected Dealer Agreement. (Included as Exhibit A to the Form of Dealer Manager Agreement.)
(j)	Custodian Agreement. (Incorporated by reference to Exhibit (j) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)

(k)(1)	Escrow Agreement. (Incorporated by reference to Exhibit (k)(1) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(k)(2)	Expense Support and Conditional Reimbursement Agreement, by and between the Registrant and Franklin Square Holdings, L.P. (Incorporated by reference to Exhibit (k)(2) filed with Post-Effective Amendment No. 1 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on November 12, 2014.)
(l)	Opinion of Richards, Layton & Finger, P.A.*
(n)(1)	Consent of Richards, Layton & Finger, P.A.*
(n)(2)	Consent of McGladrey LLP.
(r)(1)	Code of Ethics of the Registrant. (Incorporated by reference to Exhibit (r)(1) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)
(r)(2)	Code of Ethics of FSEP II Advisor, LLC. (Incorporated by reference to Exhibit (r)(2) filed with Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-2 (File No. 333-195237), filed on August 22, 2014.)

*
To be filed by amendment.

Item 26.    Marketing Arrangements

        The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses of Issuance and Distribution

SEC registration fee		$386,400
FINRA filing fee	$	*
Blue sky expenses	$	*
Advertising and sales literature	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing	$	*
Seminars	$	*
Due Diligence	$	*
Miscellaneous fees and expenses	$	*

Total		$15,825,000

*
To be filed by amendment.

        The amounts set forth above, except for the Securities and Exchange Commission and the Financial Industry Regulatory Authority fees, are in each case estimated. All of the expenses set forth above shall be borne by the Registrant.

Item 28.    Persons Controlled by or Under Common Control

        Not applicable.

Item 29.    Number of Holders of Securities

        The following table sets forth the number of record holders of the Registrant's capital shares at February 27, 2015.

Title of Class	Number of Record Holders
Common shares of beneficial interest	2

Item 30.    Indemnification

        Delaware law permits a Delaware statutory trust to include in its governing instrument a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Despite this provision, and in accordance with guidelines adopted by the North American Securities Administrators Association, our declaration of trust provides that we will not indemnify FSEP II Advisor, LLC, [FS Energy and Power Fund II]'s, or the Fund's, investment adviser, or FSEP II Advisor, or any of its affiliates acting as an agent of the Company (each such person, an "Indemnitee") against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Company determines in good faith, that the Indemnitee was acting on behalf of or performing services for the Company, (iii) in the case that the Indemnitee is FSEP II Advisor or an affiliate of FSEP II Advisor, or an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor, such liability or loss was not the result of negligence or misconduct, (iv) in the case that the Indemnitee is a trustee of the Company (and not also an officer of the Company, FSEP II Advisor or an affiliate of FSEP II Advisor), such liability or loss was not the result of gross negligence or willful misconduct and (v) such indemnification or agreement to hold harmless is recoverable only out of net assets of the Company and not from the shareholders.

        In addition, the investment advisory and administrative services agreement provides that FSEP II Advisor and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it will not be entitled to indemnification (including reasonable attorneys' fees and amounts reasonably paid in settlement) for any liability or loss suffered by FSEP II Advisor or such other person, nor will FSEP II Advisor or such other person be held harmless for any loss or liability suffered by us, unless (1) FSEP II Advisor or such other person has determined, in good faith, that the course of conduct which caused the loss or liability was in the Fund's best interests, (2) FSEP II Advisor or such other person was acting on behalf of or performing services for the Fund, (3) the liability or loss suffered was not the result of negligence or misconduct by FSEP II Advisor or such other person and (4) the indemnification or agreement to hold FSEP II Advisor or such other person harmless for any loss or liability suffered by the Fund is only recoverable out of the Fund's net assets and not from Fund Shareholders. In accordance with the 1940 Act, the Fund will not indemnify certain persons for any liability to which such persons would be subject by reason of such person's willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

        FSEP II Advisor has also entered into a sub-advisory agreement with GSO. The sub-advisory agreement provides that, in the absence of willful misconduct, bad faith or gross negligence or reckless disregard for its obligations and duties thereunder, GSO is not liable for any error or judgment or mistake of law or for any loss the Fund suffers. In addition, the sub-advisory agreement provides that GSO will indemnify the Fund and FSEP II Advisor, and any respective affiliates, for any liability and expenses, including reasonable attorneys' fees, which the Fund, FSEP II Advisor, or any respective affiliates may sustain as a result of GSO's willful misconduct, bad faith, gross negligence, reckless disregard of its duties thereunder.

        Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a trustee, officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner, member, manager or trustee of any corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) an Indemnitee, in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

        In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company's receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

        Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former managers or officers of FSEP II Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former managers or officers of FSEP II Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Item 31.    Business and Other Connections of Investment Advisers

        A description of any other business, profession, vocation, or employment of a substantial nature in which FSEP II Advisor, and each director or executive officer of FSEP II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management—Board of Trustees and Executive Officers" and "Investment Advisory and Administrative Services Agreement." Additional information regarding FSEP II Advisor and certain of its officers and managers is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-80248), and is incorporated herein by reference.

        A description of any other business, profession, vocation, or employment of a substantial nature in which GSO, and each director or executive officer of GSO who performs a policy-making function for GSO in connection with the performance of its services under the investment sub-advisory agreement between GSO and FSEP II Advisor, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Portfolio Management" and "Investment

Advisory and Administrative Services Agreement." Additional information regarding GSO and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-65207), and is incorporated herein by reference.

Item 32.    Location of Accounts and Records

        All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, [FS Energy and Power Fund II—A], 201 Rouse Boulevard, Philadelphia, PA 19112;

  (2)
  the Transfer Agent, DST Systems, Inc. 430 W. 7th Street, Kansas City, Missouri 64105-1594;

  (3)
  the Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111;

  (4)
  the investment adviser, FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, PA 19112; and

  (5)
  the administrator, FSEP II Advisor, LLC, 201 Rouse Boulevard, Philadelphia, PA 19112.

Item 33.    Management Services

        Not Applicable.

Item 34.    Undertakings

        We hereby undertake:

  (1)
  to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

  (2)
  to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  (3)
  that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

  (4)
  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

  (5)
  that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to

    Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

  (6)
  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act [17 CFR 230.497];

  (ii)
  the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  (iii)
  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 2nd day of March, 2015.

[FS Energy and Power Fund II—A]
BY:	/S/ MICHAEL C. FORMAN
Name:	Michael C. Forman
Title:	President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ MICHAEL C. FORMAN Michael C. Forman		President and Chief Executive Officer and Trustee (Principal Executive Officer)	March 2, 2015
/s/ EDWARD T. GALLIVAN, JR. Edward T. Gallivan, Jr.		Chief Financial Officer (Principal Financial and Accounting Officer)	March 2, 2015
* David J. Adelman		Trustee	March 2, 2015
* M. Walter D'Alessio		Trustee	March 2, 2015
* Marc R. Lederman		Trustee	March 2, 2015
* Judah C. Sommer		Trustee	March 2, 2015
*By:	/s/ MICHAEL C. FORMAN Attorney-in-Fact